                                                Filed pursuant to Rule 424(b)(1)
                                                      Registration No. 333-41406

                            [ACT LOGO APPEARS HERE]

                                  $100,000,000

              7% Convertible Subordinated Notes due April 15, 2007 and the Common Stock Issuable upon Conversion of the Notes

                               ----------------

   We issued the notes in a private placement in April 2000. This prospectus will be used by selling securityholders to resell the notes and the common stock issuable upon conversion of the notes.

   We will pay interest on the notes on April 15 and October 15 of each year. The first interest payment will be made on October 15, 2000. The notes will mature on April 15, 2007, unless earlier converted or redeemed.

   We may redeem some or all of the notes at any time on or after April 20, 2003. In addition, we may redeem some or all of the notes on or after October 20, 2001 and prior to April 20, 2003 if certain conditions are met. If we experience a change in control, holders of the notes will have the right to require us to purchase their notes at a price equal to 100% of the principal amount plus accrued interest.

   Holders of the notes may convert the notes into our common stock at any time on or before April 15, 2007 at an initial conversion price of $42.90 per share, which is equivalent to a conversion rate of 23.31 shares of our common stock per $1,000 principal amount of notes. This conversion rate is subject to adjustment under the terms of the notes.

   Our common stock is quoted on The Nasdaq Stock Market's National Market under the symbol "ACTM." On July 25, 2000, the reported last bid price for our common stock on The Nasdaq National Market was $37.50 per share.

   The notes and the common stock offered by this prospectus involve a high degree of risk. See Risk Factors beginning on page 6.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any contrary representation is a criminal offense.

                               ----------------

                 The date of this prospectus is August 4, 2000.

                               TABLE OF CONTENTS

                                      Page
                                      ----
Where You Can Find More
 Information........................   ii
Cautionary Statements Regarding
 Forward-Looking Statements.........  iii
Presentation of Acquisition
 Financials and Other Data..........  iii
Prospectus Summary..................    1
Risk Factors........................    6
Use of Proceeds.....................   17
Ratio of Earnings to Fixed Charges..   17
Selected Consolidated Financial
 Data...............................   18

                                      Page
                                      ----
Unaudited Pro Forma Condensed
 Combined Financial Statements.......  20
Description of Notes.................  27
Description of Capital Stock.........  41
Selling Securityholders..............  43
Material United States Federal
 Income Tax Considerations...........  45
Plan of Distribution.................  48
Legal Matters........................  49
Experts..............................  49
Index to Consolidated Financial
 Statements.......................... F-1

                               ----------------

   You should rely only on the information contained in or incorporated by reference in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy the registration statement on Form S-3 of which this prospectus is a part, as well as our reports, proxy statements and other information filed by us, at the SEC's Public Reference Room at 450 Fifth Street, Judiciary Plaza, N.W., Washington, D.C. 20549. You can obtain copies of such materials from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You can call the SEC at 1-800-SEC-0330 for information regarding the operation of its Public Reference Room. Our reports, proxy statements and other information filed with the SEC are available to the public over the Internet at the SEC's site at http://www.sec.gov.

   This prospectus provides you with a general description of the notes and common stock being registered. This prospectus is part of a registration statement that we have filed with the SEC. To see more detail, you should read the exhibits and schedules filed with, or incorporated by reference into, our registration statement.

   The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered a part of this prospectus, and later information we file with the SEC will automatically update and supersede this information. We incorporate by reference our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

  . Annual Report on Form 10-K for the year ended December 31, 1999 and related exhibits;

  .  Current Report on Form 8-K filed on April 6, 2000 and related exhibits;

  .  Current Report on Form 8-K filed on July 14, 2000 and related exhibits;

  . Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 and related exhibits; and

  . The description of our capital stock contained in the Registration Statement on Form 8-A which was filed with the SEC on February 15, 1995.

   You may request these documents in writing or by telephone. We will provide to you, at no cost, a copy of any or all information incorporated by reference in the registration statement, of which this prospectus is a part. Requests should be directed to us at the following address:

                             ACT Manufacturing, Inc.
                             2 Cabot Road
                             Hudson, Massachusetts 01749
                             Attn: Chief Financial Officer
                             (978) 567-4089

   You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement or amendment. We have not authorized anyone else to provide you with different information. The selling securityholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement or amendment is accurate as of any date other than the date on the front of the document.

           CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus and documents we incorporate by reference include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies.

   All statements other than statements of historical fact we make in this prospectus or in any document incorporated by reference are forward-looking statements. In particular, these forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "predict," "project," "should," "will" or the negative of those or other variations, or comparable expressions, including references to assumptions. These statements are contained in sections entitled "Prospectus Summary," "Risk Factors," and other sections of this prospectus and in documents we incorporate by reference. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking" information.

   The forward-looking statements in this prospectus and in documents we incorporate by reference, including statements concerning projections of our future results, operating profits and earnings, are based on current expectations and are subject to risks and uncertainties. There may, however, be events in the future that we are not able to accurately predict or control. The factors listed in the section captioned "Risk Factors," as well as any cautionary language in this prospectus and in documents we incorporate by reference, provide examples of risks, uncertainties and events that could cause our actual results to differ materially from those expressed or implied by our forward-looking statements.

   If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, you should not place undue reliance on forward-looking statements.

   We undertake no obligation to update forward-looking statements or risk factors, whether as a result of new information, future events or otherwise. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

             PRESENTATION OF ACQUISITION FINANCIALS AND OTHER DATA

   On March 15, 2000, we entered into a Pre-Tender Agreement for the purchase of all of the issued shares and outstanding options of GSS Array Technology Public Company Limited, which we refer to as GSS Thailand throughout this prospectus. GSS Thailand prepares its financial statements in accordance with generally accepted accounting principles in the kingdom of Thailand, known as Thai GAAP, which differs in certain respects from accounting principles generally accepted in the United States of America, known as U.S. GAAP, and such differences could be material. These differences have been included as reconciling items to the financial statements as of February 24, 2000 and for the quarters ended February 24, 2000 and 1999 and to the financial statements as of November 24, 1999 and 1998 and for the years then ended. GSS Thailand prepares its financial statements in Thai baht. For the convenience of the reader, we have translated the financial statement amounts in baht as of February 24, 2000 and for the quarter then ended and as of November 24, 1999 and for the year then ended, in this prospectus, into U.S. dollar amounts.

   On July 12, 2000, we entered into a Share Purchase Agreement with Bull and Bull S.A. for the purchase of all of the issued shares of Bull Electronics Angers S.A., which we refer to as BEA throughout this prospectus. BEA prepares its financial statements in accordance with U.S. GAAP and reports in French francs which is the functional currency. For the convenience of the reader, we have translated the financial statement amounts in francs as of March 31, 2000 and for the quarter then ended and as of December 31, 1999 and for the year then ended, in this prospectus, into U.S. dollar amounts.

                                ----------------

   This prospectus references and depicts certain trademarks, service marks and trade names of other companies. "ACT Manufacturing" and the ACT logo are trademarks and service marks of ACT Manufacturing, Inc.

                               PROSPECTUS SUMMARY

   This summary may not contain all of the information that may be important to you. You should read the entire prospectus, including the information incorporated by reference and our consolidated financial statements and related notes, before making an investment decision. When used in this prospectus, the terms "we," "our" and "us" refer to ACT Manufacturing and not to the selling securityholders.

                            ACT Manufacturing, Inc.

   We are a leading provider of value-added electronics manufacturing services to original equipment manufacturers in the networking and telecommunications, computer and industrial and medical equipment markets. We target and have developed a particular expertise in serving emerging and established OEMs who require moderate volume production runs of complex, leading-edge commercial market applications such as wireless and ADSL modems, Internet access switches, routers and mass storage systems. The multiple configurations and high printed circuit board densities that characterize these applications generally require technologically-advanced and flexible manufacturing as well as a high degree of other value-added services.

   We develop close, long-term relationships with our customers by working with them throughout the development, manufacturing and distribution processes to enhance the manufacturability, testability and reliability of our customers' products. We provide OEMs with:

  . complex printed circuit board assembly, primarily utilizing advanced surface mount technology;

  .  electro-mechanical sub-assembly;

  .  total system assembly and integration;

  .  mechanical and molded cable and harness assembly; and

  . value-added services, such as new product introduction, flexible materials management, comprehensive test services, order fulfillment, and product diagnostics and repair.

   We have developed strong customer relationships with a wide range of companies in the networking and telecommunications and computer industries. Our customer base of over 100 customers includes large, established OEMs such as EMC Corporation, Motorola and Nortel Networks, and emerging providers of next-generation technology products such as Convergent Networks, Efficient Networks and Unisphere Solutions (formerly Redstone Communications). Networking and telecommunications OEMs represented approximately 77% of our net sales for the three months ended March 31, 2000, while computer OEMs accounted for approximately 16% of our net sales for the same period.

   ACT Manufacturing was incorporated in Massachusetts in 1982 under the name Advanced Cable Technologies, Inc. In December 1994, Automated Component Technologies, Inc., a related company with common ownership, was merged into Advanced Cable Technologies, Inc. which then changed its name to ACT Manufacturing, Inc. Our principal executive offices are located at 2 Cabot Road, Hudson, Massachusetts 01749 and our telephone number is (978) 567-4000.

   Information contained in our Web site is not part of this prospectus.

                              Recent Developments

GSS Thailand

   On March 15, 2000, we entered into a Pre-Tender Agreement with GSS Thailand and certain of its stockholders for the acquisition of all issued shares and outstanding options of GSS Thailand, a Thailand company publicly traded on the Stock Exchange of Thailand. Under the terms of the Pre-Tender Agreement, GSS Thailand would be delisted from the Stock Exchange of Thailand and we would then make a cash tender offer of approximately 3,546,038 thousand baht (approximately $93.7 million) for all issued shares and outstanding options of GSS Thailand. Holders of approximately 23% of GSS Thailand's issued shares are a party to the Pre-Tender Agreement and have agreed to tender their issued shares and outstanding options to ACT. On April 28, 2000, approximately 84% of GSS Thailand shareholders voted to delist their company from the Stock Exchange of Thailand in a general shareholder meeting. On May 15, 2000, the Stock Exchange of Thailand approved the delisting of GSS Thailand and the tender offer for all of the issued shares and outstanding options of GSS Thailand commenced on May 26, 2000.

   GSS Thailand operates a 240,000 square foot manufacturing facility in Thailand and has a procurement office in Singapore. The Thai operation provides value-added electronic manufacturing services to OEMs, including the manufacturing of complex printed circuit board assemblies, electro-mechanical sub-assembly, and total system assembly and integration. The Singapore operation serves as an international purchasing operation. The top three customers of GSS Thailand for the year ended November 24, 1999 were Cidco, Spectrian and Rosemount. If the acquisition of GSS Thailand is consummated, Robert Zinn, the current Chief Executive Officer of GSS Thailand, is expected to become our Executive Vice President--International Operations, and Jim Menges, the current President of GSS Thailand, is expected to become our Vice President of Operations--Asia.

Bull Electronics Angers

   On July 12, 2000, we entered into a Share Purchase Agreement with Bull and Bull S.A. for the acquisition of all issued shares of BEA for a purchase price of approximately $56.6 million, subject to adjustment in certain circumstances. Under the terms of the Share Purchase Agreement, prior to the closing, BEA will spin out its printed circuit board fabrication business to a separate subsidiary of Bull. On July 6, 2000, Bull received an opinion from its workers' council concerning the acquisition of BEA and the spin out of the PCB business.

   BEA provides electronics manufacturing services to OEMs, including printed circuit board and box-build systems assembly as well as associated end-to-end value-added services. BEA owns and operates a 230,000 square foot manufacturing facility in Angers, France. The top three customers of BEA's electronics manufacturing services business (other than Bull) for the year ended December 31, 1999 were: EMC, Packard Bell and NetGem.

   We expect to close both of the acquisitions of GSS Thailand and BEA in the third quarter of fiscal 2000. However, both acquisitions are subject to various regulatory approvals and other conditions. We cannot assure you that any or all of these conditions will be satisfied. We therefore may not consummate either the acquisition of GSS Thailand or the acquisition of BEA on a timely basis or at all. For more information on the risks related to the acquisitions, see "Risk Factors--We may not close the acquisition of either GSS Thailand or BEA."

   If consummated, the acquisitions of both GSS Thailand and BEA would significantly increase our scale of operations, enhance our customer diversity, expand our presence in Asia and Europe, increase our manufacturing capabilities and capacity, and strengthen our managerial and engineering resources, thereby enabling us to better compete for the business of larger OEMs in the electronics industry.

New Credit Facility

   On June 29, 2000, we entered into a Credit Agreement with a syndicate of financial institutions led by Chase Manhattan Bank as administrative agent. The Credit Agreement provides that the lenders will make available to us up to $150.0 million of revolving loans (up to $20.0 million of which we may use in a variety of currencies, and the balance of which we may use in U.S. dollars) and up to $100.0 million of term loans (up to $75.0 million of which we may use to acquire BEA and $25.0 million of which we may use for GSS Thailand). This Credit Agreement replaces our prior credit facility.

   The revolving loans are subject to a borrowing base formula, under which we may borrow up to specified percentages of the value of various categories of our assets, including accounts receivable, inventory, machinery and equipment. We may elect to have interest on revolving loans and term loans payable either monthly or quarterly, at an interest rate based on either the prime rate of Chase Manhattan Bank or the prevailing rates in the Eurocurrency market. We must repay all revolving loans by June 29, 2005. We must borrow all term loans by September 30, 2000, and repay them in quarterly installments from December 31, 2000 through June 29, 2005.

   The Credit Agreement requires us to meet certain financial conditions, including net worth and the ratio of each of total debt, senior secured debt and interest and other fixed charges, to earnings. In addition, the Credit Agreement limits our ability to incur debt, grant liens, dispose of our properties, pay dividends, make capital expenditures or investments or enter into mergers or acquisitions.

Financial Results

   On July 27, 2000, we announced our financial results for the three months ended June 30, 2000.

   For the three months ended June 30, 2000, revenue increased 61 percent to a record $252,970,000 compared with $157,519,000 for the same period in 1999. Net income for the three months ended June 30, 2000 increased 584 percent to $7,028,000, or $0.40 per share, compared with net income of $1,028,000, or $0.08 per share, for the second quarter of 1999.

   For the six months ended June 30, 2000, revenue increased 59 percent to a record $482,058,000 compared with $303,466,000 for the same period in 1999. Net income for the six months ended June 30, 2000 increased 358 percent to $13,178,000, or $0.74 per share, compared with net income of $2,878,000, or $0.22 per share, for the same period in 1999.

                                  The Offering

Securities Offered..........  $100,000,000 principal amount of 7%
                              Convertible Subordinated Notes due April 15,
                              2007.

Maturity Date...............  April 15, 2007.

Interest Payment Dates......  April 15 and October 15 of each year, commencing October 15, 2000.

Conversion Rights...........  Holders of the notes may convert the notes into shares of common stock at any time prior to maturity at an initial conversion price of $42.90 per share, subject to adjustment in certain events; provided, that a holder's right to convert a note called for redemption will terminate on the business day immediately preceding the redemption date. See "Description of Notes--Conversion Rights."

Provisional Redemption......  We may redeem some or all of the notes at any time on or after October 20, 2001 and prior to April 20, 2003 at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to the redemption date, if (1) the closing price of our common stock has exceeded 140% of the conversion price of the notes for at least 20 of the 30 trading days prior to the mailing of the redemption notice, and (2) in accordance with the terms of the registration rights agreement, the shelf registration statement covering resales of the notes and the common stock issuable upon conversion of the notes is effective and available for use, and is expected to remain effective and available for use for the 30 days following the redemption date. If we redeem the notes under these circumstances, we will make an additional "make whole" payment on the redeemed notes equal to $105 per $1,000 note, minus the amount of any interest we actually paid on the note after October 15, 2001 and prior to the date we mailed the redemption notice. See "Description of Notes--Provisional
                              Redemption."

Optional Redemption.........  On and after April 20, 2003, we may redeem the notes at any time at our option, in whole or in part, from time to time, at the redemption prices shown in this prospectus, plus accrued interest, if any. See "Description of Notes--Optional Redemption."

Sinking Fund................  None.

Change in Control...........  If we experience a change in control, holders of the notes will have the right to require us to purchase their notes at a price of 100% of the principal amount plus accrued interest. The term change in control is defined under the heading "Description of Notes--Purchase of Notes at the Option of Holders Upon a Change in Control."

Subordination...............  The notes will be general unsecured obligations of ACT and will be contractually subordinate in right of payment to all of our existing and future senior indebtedness (as defined under the heading "Description of Notes--Definitions"). As of March 31, 2000, we had approximately $96.3 million of senior indebtedness outstanding that would have been senior in right of payment to the notes and had the ability to borrow an additional $13.0 million under our credit facility. If we had completed the offering of the notes, purchased both of GSS Thailand and BEA and closed our new credit facility as of March 31, 2000 and financed the purchases with the proceeds of the offering of the notes and the remainder out of our available credit facility, we would have had approximately $309.0 million of indebtedness outstanding on a pro forma basis that would have been effectively senior in right of payment to the notes (based on the debt of GSS Thailand as of February 24, 2000 and the debt of BEA as of March 31, 2000) and would have had the ability to borrow an additional $56.5 million under our credit facility. In addition, the notes will be effectively subordinated to all of the existing and future indebtedness and other liabilities (including trade payables) of our subsidiaries, which in the aggregate was approximately $94.4 million as of March 31, 2000. The indenture governing the notes does not restrict our ability or the ability of our subsidiaries to incur indebtedness.

Use of Proceeds.............
                              We will not receive any of the proceeds from the sale of the notes or the underlying common stock by any selling securityholders.

Trading.....................  Our common stock is traded on The Nasdaq
                              National Market under the symbol "ACTM."

Form and Denomination of
 Notes......................  The notes will be represented by a global note which was deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company in New York City. Beneficial interests in the global notes will be shown on, and transfers of the global notes will be effected only through, records maintained by DTC and its participants. The notes will be denominated in the principal amount of $1,000 or an integral multiple thereof. See "Description of Notes--Book-Entry; Delivery and Form."

                                 RISK FACTORS

   Investing in the notes or the shares of common stock underlying the notes involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information and forward-looking statements contained or incorporated by reference in this prospectus before deciding to invest in the notes or the shares of common stock underlying the notes. These risks and uncertainties are not the only risks or uncertainties facing us or which may adversely affect our business. If any of the following risks or uncertainties actually occurs, our business, financial condition and operating results would likely suffer materially.

                         Risks Related to Acquisitions

We may not close the acquisition of either GSS Thailand or BEA.

   We have commenced our tender offer for all issued shares and outstanding options of GSS Thailand at the price per share set forth in the Pre-Tender Agreement. We may not terminate our offer or lower the purchase price for any reason, including adverse developments in the business, condition or results of operations of GSS Thailand or otherwise. As part of the Pre-Tender Agreement, holders of approximately 23% of GSS Thailand's issued shares agreed to tender their shares and options in ACT's tender offer. However, we cannot force any non-tendering shareholder to exchange GSS Thailand shares or options for the tender offer price, and accordingly a minority interest could exist following the closing. This minority interest would result in our not receiving the full benefit of ownership of the GSS Thailand operations.

   Our obligation to close the acquisition of BEA is subject to various conditions, including among others:

  . the PCB business shall have been spun out to a separate subsidiary of Bull;

  .  no material adverse effect on BEA shall have occurred; and

  .  all third party consents shall have been obtained.

   We cannot assure you that the conditions set forth above will be satisfied or that we will consummate either of the acquisitions of GSS Thailand or BEA on a timely basis or at all. Even if we consummate the GSS Thailand and BEA acquisitions, we may not realize any of the anticipated benefits of either or both acquisitions.

We may fail to make additional acquisitions and may not successfully integrate acquisitions we do make, which could impair our ability to compete and our operating results.

   In light of the consolidation trend in our industry, we intend to pursue selective acquisitions of additional electronics manufacturing services providers, facilities, assets or businesses. We may compete for acquisition opportunities with entities having significantly greater resources than us. As a result, we may not succeed in acquiring some or all companies, facilities, assets or businesses that we seek to acquire. Failure to consummate additional acquisitions may prevent us from accumulating sufficient critical mass required by customers in this consolidating industry. This failure could significantly impact our ability to effectively compete in our targeted markets and could negatively affect our results of operations.

   Moreover, acquisitions that we do complete may result in:

  . the potentially dilutive issuance of common stock or other equity instruments;

  .  the potentially dilutive impact on our earnings per share;

  . the incurrence of debt and amortization expenses related to goodwill and other intangible assets; or

  .  the incurrence of significant costs and expenses.

   Acquisition transactions, including our pending acquisitions of GSS Thailand and BEA, also involve numerous business risks, including:

  . difficulties in assimilating the acquired operations, technologies, personnel and products;

  . difficulties in managing geographically dispersed and international operations;

  .  the diversion of management's attention from other business concerns;

  .  the potential disruption of our business; and

  .  the potential loss of key customers and employees.

                        Risks Related to Our Operations

Our business may suffer if the networking and telecommunications segments of the electronics industry fail to grow and evolve.

   Our customer base has historically been concentrated in a limited number of segments within the electronics industry. Net sales to customers within the networking and telecommunications segments accounted for approximately 77% of our net sales for the three months ended March 31, 2000, 66% in fiscal 1999 and 58% in fiscal 1998. Developments adverse to these industry segments could materially and negatively impact us. These industry segments, and the electronics industry as a whole, experience:

  .  intense competition;

  . rapid technological changes resulting in short product life-cycles and consequent product obsolescence;

  .  significant fluctuations in product demand;

  .  economic cycles, including recessionary periods; and

  .  consolidation.

A recessionary period or other event leading to excess capacity affecting one or more segments of the electronics industry we serve would likely result in intensified price competition, reduced margins and a decrease in our net sales.

The loss of major customers could adversely affect us.

   We depend on a small number of customers for a significant portion of our business. Our four largest customers accounted for approximately 50% of our net sales for the three months ended March 31, 2000. For this period, Nortel Networks (formerly Bay Networks and Aptis Communications) and Efficient Networks, Inc. each accounted for 10% or more of our net sales (20% and 16%, respectively).

   Customers representing 10% or more of our net sales in fiscal 1999 were Nortel Networks and S-3 Incorporated (formerly Diamond Multimedia) with approximately 15% and 13%, respectively, as compared to Nortel Networks and Micron Electronics, each with approximately 12% of our net sales in fiscal 1998. The timing and level of orders from our customers varies substantially from period to period. The historic level of net sales we have received from a specific customer in one particular period is not necessarily indicative of net sales we may receive from that customer in any future period.

   Our results may depend on our ability to diversify our customer base and reduce our reliance on particular customers. Our major customers may not continue to purchase products and services from us at current levels or at all. In particular, we terminated our business with Ascend, which was acquired by Lucent Technologies, in the fourth quarter of fiscal 1999 and we experienced a significant decrease in sales to Micron in the third quarter of fiscal 1998. For various reasons, including consolidation in our customers' industries, we have in the past and will continue in the future to terminate or lose relationships with customers. We may not be able to expand our customer base to make up any sales shortfalls from our major customers so as to increase overall net sales. Because certain customers represent such a large part of our business, any of the following could negatively impact our business:

  .  the loss of one or more major customers;

  .  a significant reduction or delay in purchases from any major customer;

  . discontinuance by any major customer of the sale of products we manufacture;

  . a reduction in demand for the products of major customers that we manufacture; or

  . the inability or unwillingness of a major customer to pay for products and services on a timely basis or at all.

Our customers do not enter into long-term purchase orders or commitments, and cancellations, reductions or delays in customer orders would adversely affect our profitability.

The level and timing of orders placed by our customers vary due to:

  .  customer attempts to manage inventory;

  . changes in the customers' manufacturing strategy, such as a decision by a customer to either diversify or consolidate the number of electronics manufacturing services providers used or to manufacture their products internally; and

  .  variation in demand for customer products.

   We generally do not obtain long-term purchase orders or commitments from our customers. Instead, we work closely with our customers to anticipate delivery dates and future volume of orders based on customer forecasts. We rely on our estimates of anticipated future volumes when making commitments regarding:

  .  the levels of business that we will seek and accept;

  .  the timing of production schedules;

  .  the purchase of materials;

  .  the purchase or leasing of facilities and equipment; and

  .  the levels and utilization of personnel and other resources.

   Customers may cancel, reduce or delay orders that were either previously made or anticipated for a variety of reasons. Significant or numerous terminations, reductions or delays in our customers' orders could negatively impact our operating results. We often purchase components for product assemblies based on customer forecasts, at times without a written customer commitment to pay for them. Our policy is that customers are generally responsible for materials and associated acquisition costs in the event of a significant reduction, delay or cancellation of orders from the forecasted amounts. A customer's unwillingness or inability to reimburse us for materials costs in the case of a significant variance from forecast could adversely affect our operating results.

Increased competition may result in decreased demand or prices for our services.

   The electronics manufacturing services industry is highly competitive. We compete against numerous U.S. and foreign electronics manufacturing services providers with global operations, as well as those who operate on a local or regional basis. In addition, current and prospective customers continually evaluate the merits of manufacturing products internally. Consolidation in the electronics manufacturing services industry results in a continually changing competitive landscape. The consolidation trend in the industry also results in larger and more geographically diverse competitors who have significant combined resources with which to compete against us. Some of our competitors have substantially greater managerial, manufacturing, engineering, technical, financial, systems, sales and marketing resources than we do. These competitors may:

  .  respond more quickly to new or emerging technologies;

  . have greater name recognition, critical mass and geographic and market presence;

  .  be better able to take advantage of acquisition opportunities;

  .  adapt more quickly to changes in customer requirements; and

  . devote greater resources to the development, promotion and sale of their services.

   We may be operating at a cost disadvantage compared to manufacturers who have greater direct buying power from component suppliers, distributors and raw material suppliers or who have lower cost structures. Our manufacturing processes are generally not subject to significant proprietary protection, and companies with greater resources or a greater geographic and market presence may enter our market or increase their competition with us. Increased competition from existing or potential competitors could result in price reductions, reduced margins or loss of market share.

We may not be able to obtain raw materials or components for our assemblies on a timely basis or at all.

   We rely on a single or limited number of third-party suppliers for many proprietary and other components used in the assembly process. We do not have any long-term supply agreements. Shortages of materials and components have occurred from time to time and will likely occur in the future. In particular, we are currently experiencing a shortage in components such as tantalum and ceramic capacitors, flash memory, and dynamic and static ram. Raw materials or component shortages could result in shipping delays or increased prices which could adversely affect our ability to manufacture products for our customers on a timely basis or at acceptable cost. Moreover, the consolidation trend in our suppliers' industry results in changes in supply relationships and in the price, availability and quality of components and raw materials. Due to our utilization of just-in-time inventory techniques, the timely availability of many components is dependent on our ability to both develop accurate forecasts of customer requirements and manage the materials supply chain. If we fail to do either, our operating results may suffer.

Operating in foreign countries exposes us to increased risks.

   We acquired in fiscal 1997, and then subsequently expanded in fiscal 1998, operations in Dublin, Ireland. As a result of our merger with CMC, we acquired operations in Hermosillo, Mexico and a procurement office in Taiwan. We expect to expand into other international regions. We have limited experience in managing geographically dispersed operations and in operating in Europe, Mexico or Asia. We also purchase a significant number of components manufactured in foreign countries. Because of the scope of our international operations, we are subject to the following risks which could materially impact our results of operations:

  .  economic or political instability;

  .  transportation delays and interruptions;

  .  foreign exchange rate fluctuations;

  .  increased employee turnover and labor unrest;

  .  longer payment cycles;

  .  greater difficulty in collecting accounts receivable;

  .  utilization of different systems and equipment;

  . difficulties in staffing and managing foreign personnel and diverse cultures; and

  .  less developed infrastructures.

   In addition, changes in policies by the U.S. or foreign governments could negatively affect our operating results due to:

  .  increased duties;

  .  increased regulatory requirements;

  .  higher taxation;

  .  currency conversion limitations;

  .  restrictions on the transfer of funds;

  .  the imposition of or increase in tariffs; or

  .  limitations on imports or exports.

Also, we could be adversely affected if our host countries revise their current policies encouraging foreign investment or foreign trade.

Our business could suffer if we lose the services of, or fail to attract, key personnel.

   Our future success largely depends upon the skills and efforts of John A. Pino, Chairman of the Board, President and Chief Executive Officer, our other key executives and our managerial, manufacturing, sales and technical employees. With the exception of Jack O'Rear, Executive Vice President of Operations and Chief Operating Officer, and a small number of sales people, we have not entered into employment contracts or noncompetition agreements with any of our senior management or other key employees. We do not maintain or plan to acquire any key-man life insurance on any of our key personnel. The loss of services of any of our executives or other key personnel could negatively affect our business. Our continued growth will also require us to attract, motivate, train and retain additional skilled and experienced managerial, manufacturing, sales and technical personnel. We face intense competition for such personnel. We may not be able to attract, motivate and retain personnel with the skills and experience needed to successfully manage our business and operations.

We may not be able to maintain our technological and manufacturing process expertise.

   The markets for our manufacturing services are characterized by rapidly changing technology and evolving process development. The continued success of our business will depend upon our ability to:

  .  maintain and enhance our technological capabilities;

  . develop and market manufacturing services which meet changing customer needs; and

  . successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis.

   Although we believe that our operations utilize the assembly and testing technologies, equipment and processes currently required by our customers, we cannot be certain that we will develop capabilities required by our customers in the future. Also, the emergence of new technologies, industry standards or customer requirements may render our equipment, inventory or processes obsolete or noncompetitive. In addition, we may have to acquire new assembly and testing technologies and equipment to remain competitive. The acquisition and implementation of new technologies and equipment may require significant expense or capital investment. Our failure to anticipate and adapt to our customers' changing technological needs and requirements would have an adverse effect on our business.

We may incur significant liabilities if we fail to comply with environmental regulations.

   We are subject to environmental regulations relating to the use, storage, discharge, site cleanup, and disposal of hazardous chemicals used in our manufacturing processes. If we fail to comply with present and future regulations, or are required to perform site remediation, we could be subject to future liabilities or the suspension of production. Present and future regulations may also:

  .  restrict our ability to expand our facilities;

  .  require us to acquire costly equipment; or

  .  require us to incur other significant costs and expenses.

Products we manufacture may contain design or manufacturing defects which could result in reduced demand for our services and liability claims against us.

   We manufacture products to our customers' specifications which are highly complex and may at times contain design or manufacturing errors or failures. Defects have been discovered in products we manufacture in the past and, despite our quality control and quality assurance efforts, defects may occur in the future. Defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in delayed shipments to customers or reduced or cancelled customer orders. If these defects occur in large quantities or too frequently, our business reputation may also be impaired. In addition, these defects may result in liability claims against us.

                         Risks Related to our Expansion

Our operating results will depend on our ability to manage our growth.

   We have grown rapidly in recent years and we expect to continue to expand our operations. This growth has placed, and will continue to place, significant strain on our management, operations, technical, financial, systems, sales, marketing and other resources. For example, we identified a significant inventory shortfall occurring in the fourth quarter of fiscal 1997 that substantially adversely affected our operating results for that period. As a result of this shortfall, we reviewed and continue to review our security procedures and operating and financial controls. Based upon such review, we implemented enhanced security systems and inventory work-in-process tracking systems. These systems may not be adequate or have the intended results. We also implemented various cost management programs to enhance our profitability. These programs may not result in the anticipated cost savings, however. We will have to continue to invest in both our manufacturing infrastructure to expand capacity and our operational, financial, and management information systems. If we fail to manage our expected growth effectively, the quality of our services and products and our operating results could suffer significantly.

Expansion of our operations may negatively impact our business.

   We may expand our operations by establishing or acquiring new manufacturing facilities or by expanding capacity in our current facilities. We may expand both in geographical areas in which we currently operate and in new geographical areas within the United States and internationally. We began operations in a new facility in Massachusetts in January 2000 and have signed a lease for a new facility in California which is currently under construction and which will enable us to consolidate and expand our operations. We expect to begin operations in this new California facility in the fourth quarter of fiscal 2000. We may not be able to find additional suitable facilities on a timely basis or on terms satisfactory to us. Expansion of operations involves numerous business risks, including:

  . the inability to successfully integrate additional facilities or capacity and to realize anticipated synergies, economies of scale or other value;

  . difficulties in the timing of expansions, including delays in the implementation of construction and manufacturing plans;

  . the diversion of management's attention from other business areas during the planning and implementation of expansions and new facilities;

  . the strain placed on our operational, financial, management, technical and information systems and resources;

  .  disruption in manufacturing operations;

  .  the incurrence of significant costs and expenses; and

  . the inability to locate enough customers or employees to support the expansion or new facility.

Our results of operations could be adversely affected if the revenues associated with new or expanded facilities are not sufficient to offset the increased expenditures associated with the new facility or the expansions.

We may fail to secure necessary additional financing.

   We have made and will continue to make substantial capital expenditures to expand our operations and remain competitive in the rapidly changing electronics manufacturing services industry. Our future success may depend on our ability to obtain additional financing and capital to support our continued growth and operations. We may seek to raise capital by:

  .  issuing additional common stock or other equity instruments;

  .  issuing debt securities;

  .  obtaining additional lease financings;

  .  increasing our lines of credit; or

  .  obtaining off-balance sheet financing.

We may not be able to obtain additional capital when we want or need it, and capital may not be available on satisfactory terms. If we issue additional equity securities or convertible debt to raise capital, it may be dilutive to your ownership interest. Furthermore, any additional capital may have terms and conditions that adversely affect our business, such as financial or operating covenants.

                        Risks Related to our Securities

We anticipate that our net sales and operating results will fluctuate which could affect the trading price of our securities.

   Our net sales and operating results have fluctuated and may continue to fluctuate significantly from quarter to quarter. A substantial portion of our net sales in a given quarter may depend on obtaining and fulfilling orders for assemblies to be manufactured and shipped in the same quarter in which those orders are received. Further, a significant portion of our net sales in a given quarter may depend on assemblies configured, completed, packaged and shipped in the final weeks of such quarter. In addition to the variability resulting from the short-term nature of our customers' commitments, the following factors may contribute to such fluctuations:

  .  fluctuations in demand for our services or the products we manufacture;

  .  shipment delays;

  . interruptions in manufacturing caused by earthquakes or other natural disasters;

  .  effectiveness in controlling manufacturing costs;

  .  changes in cost and availability of labor and components;

  . inefficiencies in managing inventory and accounts receivable, including inventory obsolescence and write-offs; and

  .  the levels at which we utilize our manufacturing capacity.

   Our operating expenses are based on anticipated revenue levels and a high percentage of our operating expenses are relatively fixed in the short term. As a result, any unanticipated shortfall in revenue in a quarter would likely adversely affect our operating results for that quarter. Also, changes in our product assembly mix may cause our margins to fluctuate which could negatively impact our results of operations for that period. Results of operations in any period should not be considered indicative of the results to be expected for any future period. It is likely that in one or more future periods our results of operations will fail to meet the expectations of securities analysts or investors, and the price of our securities could decline significantly.

We may incur costs and liabilities related to potential or pending litigation.

   On February 27, 1998, our company and several of our officers and directors were named as defendants in a purported securities class action lawsuit filed in the United States District Court for the District of Massachusetts. The plaintiffs amended the complaint on October 16, 1998. The plaintiffs purport to represent a class of all persons who purchased or otherwise acquired our common stock in the period from April 17, 1997 through March 31, 1998. The amended complaint alleges, among other things, that the defendants knowingly made misstatements to the investing public about the value of our inventory and the nature of our accounting practices. On December 15, 1998, we filed a motion to dismiss the case in its entirety based on the pleadings. Our motion to dismiss was granted without prejudice on May 27, 1999, and the case was closed by the court on June 1, 1999. On June 28, 1999, the plaintiffs filed a motion with the court seeking permission to file a second amended complaint. We opposed that motion. On July 13, 1999, the court denied the plaintiffs' motion to amend, noting "final judgment having entered in the case." On July 26, 1999, the plaintiffs filed a motion with the court asking the court to extend the 30-day period for filing an appeal of its ruling dismissing the case. We opposed that motion as well, and the court denied the motion on August 10, 1999. The plaintiffs filed an appeal with the United States Court of Appeals for the First Circuit requesting that the Court of Appeals reverse each of the orders described above. In an opinion dated May 5, 2000, the Court of Appeals affirmed in all respects the orders of the District Court that the plaintiffs had appealed.

   In December 1993, CMC Industries retained the services of a consultant to assist in quantifying the potential exposure to CMC in connection with clean-up and related costs of a former manufacturing site. This site is commonly known as the ITT Telecommunications site in Milan, Tennessee. The consultant initially estimated that the cost to remove and dispose of the contaminated soil would be approximately $200,000. CMC subsequently entered into a voluntary agreement to investigate the site with the Tennessee Department of Environment and Conservation. In addition, CMC agreed to reimburse a tenant of the site $115,000 for expenditures previously incurred to investigate environmental conditions at the site. CMC recorded a total provision of $320,000 based on these estimates. In fiscal 1995, an environmental consultant estimated that the cost of a full study combined with short- and long-term remediation of the site may cost between $3.0 and $4.0 million. Subsequent environmental studies done in fiscal 1999 have estimated such costs as between $750,000 and $3.5 million. During CMC's fiscal 1996, the State of Tennessee's Department of Environment and Conservation named certain potentially responsible parties in relation to the former facility. CMC was not named as a potentially responsible party. However, Alcatel, Inc., a potentially responsible party named by the State of Tennessee's Department of Environment and Conservation and a former owner of CMC, sought indemnification from CMC under the purchase agreement by which CMC acquired the stock of one of the operators of the facility. To date, Alcatel has not filed any legal proceedings to enforce its indemnification claim. However, Alcatel could initiate such proceedings and other third parties could assert claims against us relating to remediation of the site. We have entered into an agreement with Alcatel pursuant to which the statute of limitations on its indemnification claim is tolled for a period of time. In the event any proceedings are initiated or any claim is made, we would defend ourselves vigorously but defense or resolution of this matter could negatively impact our financial position and results of operations.

John A. Pino has significant influence over our company.

   John A. Pino, Chairman of the Board, President and Chief Executive Officer, and a number of trusts for his and his family's benefit, collectively beneficially own approximately 30% of our common stock. As a result, Mr. Pino is able to exert significant influence over us through his ability to influence the election of directors and all other matters that require action by our stockholders. The voting power of Mr. Pino and these trusts could have the effect of preventing or delaying a change in control of our company which Mr. Pino opposes even if our other stockholders believe it is in their best interests.

The significant amount of our indebtedness after the contemplated acquisitions of GSS Thailand and BEA could adversely affect our financial health and prevent us from fulfilling our obligations under the notes.

   Our total senior indebtedness as of March 31, 2000 was approximately $96.3 million. Assuming we had completed the offering of the notes, the contemplated acquisitions of both of GSS Thailand and BEA and our new credit facility as of March 31, 2000 and had applied the proceeds of the offering of the notes to finance the acquisitions of GSS Thailand and BEA and the remainder out of our available credit facility, we would have had indebtedness on a pro forma basis that would have been senior in right of payment to the notes of approximately $309.0 million (based on the debt of GSS Thailand as of February 24, 2000 and the debt of BEA as of March 31, 2000). In addition, the notes will be effectively subordinated to all existing and future indebtedness and other liabilities (including trade payables) of our subsidiaries, including any subsidiaries which we may acquire or establish in the future. As of March 31, 2000, our subsidiaries had outstanding indebtedness and other liabilities (including trade payables) of $94.4 million.

   Our leverage could have important consequences to you. For example, it could:

  . make it more difficult for us to satisfy our obligations with respect to the notes or our other indebtedness;

  . increase our vulnerability to general adverse economic and industry conditions;

  . limit our ability to fund future working capital, capital expenditures, acquisitions and other general corporate requirements;

  . limit our flexibility in planning for, or reacting to, changes in our business and industry; and

  .  limit our ability to borrow additional funds.

Any additional borrowings would further increase the amount of our leverage and the associated risks.

The notes are subordinated to our other indebtedness.

   The notes are unsecured and subordinated in right of payment to all of our existing and future senior indebtedness. As of March 31, 2000, we had approximately $96.3 million of senior indebtedness outstanding. Assuming we had completed the offering of the notes, the contemplated acquisitions of both of GSS Thailand and BEA and our new credit facility as of March 31, 2000 and had applied the proceeds of the offering of the notes to finance the acquisitions of GSS Thailand and BEA and the remainder out of our available credit facility, we would have had approximately $309.0 million of indebtedness outstanding on a pro forma basis (based on the debt of GSS Thailand as of February 24, 2000 and the debt of BEA as of March 31, 2000) that would have been senior in right of payment to the notes. In June 2000, we entered into a new credit facility. Any additional borrowings under the new credit facility would also constitute additional senior indebtedness. As a result of this subordination, in the event of bankruptcy, liquidation or reorganization or certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid in full, and we may not have sufficient assets remaining to pay amounts on any or all of the notes then outstanding. In addition, the notes will be effectively subordinated to all existing and future indebtedness and other liabilities (including trade payables) of our subsidiaries, including any subsidiaries which we may acquire or establish in the future. As of March 31, 2000, our subsidiaries had outstanding indebtedness and other liabilities (including trade payables) of $94.4 million. Our right to receive assets of one of our subsidiaries upon its liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) would be effectively subordinated to the claims of a subsidiary's creditors (including trade creditors), except to the extent that we are recognized as a creditor of a subsidiary. In that case, our claims would still be subordinate to any security interests in the assets of that subsidiary.

The notes are not protected by restrictive covenants that limit our business activities.

   The indenture governing the notes does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of indebtedness, including senior indebtedness, or the issuance or repurchase of securities by us or any of our subsidiaries. The indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a highly leveraged transaction except to the extent described under "Description of Notes--Purchase of Notes at the Option of Holders Upon a Change in Control."

We will require a significant amount of cash to service our indebtedness.

   Our ability to service our indebtedness, including the notes, and to fund planned capital expenditures, development and operating costs will depend on our ability to generate cash in the future through sales of our services. We cannot assure you that our available liquidity will be sufficient to service our indebtedness, including the notes or to fund our other cash needs. We may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity but we may not be able to do so on commercially reasonable terms, or at all. Without sufficient funds to service our indebtedness, we would have serious liquidity constraints and would need to seek additional financing from other sources, but we may not be able to do so on commercially reasonable terms, or at all.

We may be unable to raise the funds necessary to purchase the notes in the event of a change in control.

   In the event of a change of control, each holder of notes will have the right, at the holder's option, to require us to purchase all or any part of such holder's notes. We cannot assure you that we will have sufficient financial resources or will be able to arrange financing to pay the purchase price of such notes. Our ability to purchase the notes in such event may be limited by law, the indenture and the terms of other agreements relating to borrowings that constitute senior indebtedness, as such indebtedness or agreements may be entered into, replaced, supplemented or amended at any time or from time to time without the consent of the holders of the notes. We may be required to refinance our senior indebtedness in order to make any such payment. We may not have the financial ability to purchase the notes in the event payment of our senior indebtedness is accelerated. The term "change in control" is limited to certain specified transactions and may not include other events that might adversely affect our financial condition or result in a downgrade of the credit rating of the notes, nor would the requirement that we offer to purchase the notes upon a change in control necessarily afford holders of the notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction. See "Description of Notes-- Purchase of Notes at the Option of Holders Upon a Change in Control."

We cannot assure you that an active trading market will develop or be maintained for the notes.

   The notes were issued in April 2000 to a small number of purchasers. The initial purchasers of the notes have informed us that they intend to make a market in the notes. However, the initial purchasers may cease their market-making at any time. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop or be maintained for the notes.

The price of our securities has been and may continue to be volatile.

   The trading price of our common stock has been and the trading price of our common stock and the notes may continue to be volatile. From October 1, 1998 through July 11, 2000, our stock price fluctuated between a low of $5.06 per share and a high of $57.38 per share. On July 25, 2000, the reported last bid price for our common stock was $37.50. The price of our common stock and the notes may fluctuate significantly in response to a number of events and factors relating to our company, our competitors and the market for our services, many of which are beyond our control, such as:

  .  quarterly variations in our operating results;

  . announcements of new technological innovations, equipment or service offerings by us or our competitors;

  .  announcements of new products or enhancements by our customers;

  . changes in financial estimates and recommendations by securities analysts; and

  .  news relating to trends in our markets.

   In addition, the stock market in general, and the market prices for technology companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of these companies. These broad market and industry fluctuations may adversely affect the market price of our common stock and the notes, regardless of our operating performance.

   Recently, when the market price of a security has been volatile, holders of that security have often instituted securities class action litigation against the company that issued the security. We have been the subject of such a lawsuit. If any of our stockholders brought another securities class action lawsuit against us, we could incur substantial additional costs defending that lawsuit. The lawsuit could also divert the time and attention of our management and an adverse judgment could cause our financial condition or operating results to suffer.

It may be difficult for a third party to acquire our company, and this could depress the trading price of our securities.

   Massachusetts corporate law and our articles of organization and by-laws contain provisions that could have the effect of delaying, deferring or preventing a change in control of our company or our management. These provisions could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock and the notes. These provisions:

  . authorize the issuance of "blank check" preferred stock, which is preferred stock that can be created and issued by our board of directors without prior stockholder approval, with rights senior to those of common stock;

  . provide for a staggered board of directors, so that it would take three successive annual meetings to replace all directors;

  .  require unanimity for stockholder action by written consent; and

  . establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale by the selling securityholders of the notes or the underlying common stock.

                      RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth, for the periods shown, the ratio of earnings to fixed charges for us and our consolidated subsidiaries.

                                  Year Ended December 31,        Three Months
                               --------------------------------     Ended
                               1995  1996  1997     1998  1999  March 31, 2000
                               ----- ----- -----    ----- ----- --------------
Ratio of earnings to fixed
 charges...................... 3.76x 5.62x 0.33x(1) 1.85x 2.77x     5. 59x

   For these ratios, "earnings" represent income before taxes and fixed charges. "Fixed charges" consist of:

  . interest on all indebtedness and amortization of deferred financing costs related to indebtedness; and

  .  that portion of rental expense we believe to be representative of interest.
--------
(1) For the fiscal year ended December 31, 1997, earnings were insufficient to cover fixed charges by $3.6 million.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The data set forth below has been restated to give retroactive effect to the merger of ACT Manufacturing, Inc. and CMC Industries, Inc. on July 29, 1999 which has been accounted for as a pooling of interests as described in note 1 to our consolidated financial statements. The selected consolidated financial data set forth below for the fiscal years ended December 31, 1997, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1998 and 1999 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated financial data for the fiscal years ended December 31, 1995 and 1996 and the consolidated balance sheet data as of December 31, 1995, 1996 and 1997 are derived from the combination of our respective audited consolidated financial statements that are not included in this prospectus. The selected historical consolidated financial data for the three month periods ended March 31, 1999 and 2000 and the consolidated balance sheet data as of March 31, 2000 are derived from our unaudited interim condensed consolidated financial statements and are included elsewhere in this prospectus. In the opinion of our management, the unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of our financial condition and results of operations for such periods. The selected consolidated financial data for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the year ended December 31, 2000 or any other future period. You should read the data set forth below in conjunction with our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

                                                                           Three Months Ended
                              Fiscal Year Ended December 31,(1)(2)              March 31,
                          ------------------------------------------------ -------------------
                          1995(3)     1996      1997      1998      1999     1999      2000
                          --------  --------  --------  --------  -------- --------- ---------
                                       (in thousands, except per share data)
Consolidated Statements
 of Operations Data:
Net sales...............  $259,961  $390,611  $479,139  $592,484  $696,282 $ 145,947 $ 229,088
Cost of goods sold......   238,140   351,485   454,203   556,339   641,856   135,511   209,089
                          --------  --------  --------  --------  -------- --------- ---------
Gross profit............    21,821    39,126    24,936    36,145    54,426    10,436    19,999
Selling, general and
 administrative
 expenses...............    13,744    18,268    24,516    27,383    29,536     6,314     9,323
Restructuring costs.....       --        792       --        --        --        --        --
Merger costs(4).........       --        --        --        --      5,601       --        --
                          --------  --------  --------  --------  -------- --------- ---------
Operating income........     8,077    20,066       420     8,762    19,289     4,122    10,676
Interest expense........     1,985     3,068     4,009     3,718     5,256     1,030     1,446
Other (income) expense..      (362)     (132)       47       (93)        6       --       (853)
                          --------  --------  --------  --------  -------- --------- ---------
Income (loss) before
 provision for income
 taxes..................     6,454    17,130    (3,636)    5,137    14,027     3,092    10,083
Provision (benefit) for
 income taxes...........     1,948     6,868    (1,235)    2,044     7,793     1,242     3,933
                          --------  --------  --------  --------  -------- --------- ---------
Net income (loss).......  $  4,506  $ 10,262  $ (2,401) $  3,093  $  6,234 $   1,850 $   6,150
                          ========  ========  ========  ========  ======== ========= =========
Net income (loss) per
 common share:
  Basic.................  $   0.41  $   0.86  $  (0.19) $   0.24  $   0.47 $    0.14 $    0.37
  Diluted...............  $   0.39  $   0.84  $  (0.19) $   0.24  $   0.45 $    0.14 $    0.35
Weighted-average shares
 outstanding:
  Basic.................    11,101    11,880    12,330    12,665    13,265    12,881    16,546
  Diluted...............    11,461    12,237    12,330    12,976    13,916    13,384    17,645

                                                                        As of
                                      As of December 31,(1)(2)          March
                              ----------------------------------------   31,
                               1995    1996    1997    1998     1999     2000
                              ------- ------- ------- ------- -------- --------
                                           (in thousands)
Consolidated Balance Sheet
 Data:
Working capital.............  $56,809 $92,005 $55,894 $86,059 $170,420 $227,212
Total assets................  127,058 175,029 208,573 238,294  402,326  458,999
Long-term debt, less current
 portion(5).................    8,591  34,966   4,817  42,014   49,332   94,000
Total debt(5)...............   20,501  43,496  59,938  62,604   53,361   99,013
Total stockholders' equity..   64,026  78,234  84,103  91,460  178,129  185,675

--------
(1) ACT prepares its consolidated financial statements on the basis of a fiscal year ending December 31 and CMC prepared its consolidated financial statements on the basis of a fiscal year ending July 31. The consolidated statements of operations data for each of the four years in the period ended December 31, 1998 (referred to as "fiscal" 1995, 1996, 1997 and
     1998) reflect such information for ACT for the years then ended combined with such information for CMC for the years ended July 31, 1995, 1996, 1997 and 1998. The consolidated balance sheet data as of December 31, 1995, 1996, 1997 and 1998 reflects such information of ACT as of those dates combined with such information of CMC as of July 31, 1995, 1996, 1997 and 1998. The consolidated statements of operations data and the consolidated balance sheet data as of December 31, 1999 reflect such information of ACT and CMC for the year then ended. The consolidated financial statements have been adjusted to reflect the conforming of CMC's accounting policy with that of ACT's by expensing previously capitalized preoperating and start-up costs associated with CMC's Mexican manufacturing facility. The adjustment also gives effect to the tax deductibility of these expenses.
(2) As a result of ACT and CMC having different fiscal years, a summary of CMC's condensed consolidated results of operations for the five-month period from August 1, 1998 through December 31, 1998 are reported separately, as follows:

   Condensed Consolidated Statement of Operations Data (in
    thousands):
   Net sales....................................................... $122,423
   Cost of sales...................................................  119,733
                                                                    --------
   Gross profit....................................................    2,690
   Selling, general and administrative expenses....................    5,409
                                                                    --------
   Loss from operations............................................   (2,719)
   Interest expense................................................      691
                                                                    --------
   Loss before taxes...............................................   (3,410)
   Income tax benefit..............................................   (1,279)
                                                                    --------
   Net loss........................................................ $ (2,131)
                                                                    ========

   This condensed consolidated statement of operations data of CMC for the period August 1, 1998 through December 31, 1998 does not reflect any adjustment to conform CMC's accounting policy with that of ACT's with respect to capitalized preoperating and start-up costs associated with CMC's Mexican manufacturing facility. The effect of this adjustment would be to reduce cost of sales by $100,000 and reduce net loss by $60,000.
(3) ACT operated as an S corporation for income tax purposes from November 1, 1987 to March 28, 1995. Accordingly, during that period, ACT had not been subject to federal income taxes and had been subject to certain state income taxes at a reduced rate. Therefore, net income for the year ended December 31, 1995 is presented on a pro forma basis as if ACT had been a C corporation for the period presented. ACT's pro forma net income per common share for 1995 reflects the assumed issuance of 650,000 shares that ACT would have needed to issue at the initial public offering price of ACT's common stock to fund the distribution of all previously taxed but undistributed S corporation earnings to ACT's stockholders through March 28, 1995, which was approximately $7.8 million.
(4) Merger costs relating to the acquisition of CMC are comprised primarily of investment banking, legal, accounting, printing, integration and other fees and expenses directly related to the merger.
(5)  Includes capital lease obligations.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

   The following unaudited pro forma condensed combined financial statements give effect to our proposed acquisition of all the issued shares and outstanding options of GSS Thailand, our proposed acquisition of all the issued shares of BEA, the offering of the notes and the closing of our new credit facility. See "Prospectus Summary--Recent Developments."

   Under the terms of the Pre-Tender Agreement, GSS Thailand would be delisted from the Stock Exchange of Thailand and we would then make a cash tender offer of approximately 3,546,038 thousand baht (approximately $93.7 million at March 15, 2000) for all issued shares and outstanding options of GSS Thailand. Holders of approximately 23% of GSS Thailand's outstanding shares are a party to the Pre-Tender Agreement and have agreed to tender their issued shares and outstanding options to ACT. On April 28, 2000, approximately 84% of GSS Thailand shareholders voted to delist their company from the Stock Exchange of Thailand in a general shareholder meeting. On May 15, 2000, the Stock Exchange of Thailand approved the delisting of GSS Thailand and the tender offer for all issued shares and outstanding options of GSS Thailand commenced on May 26, 2000.

   Under the terms of the Share Purchase Agreement, we would acquire all of the issued shares of BEA for a purchase price of approximately $56.6 million, subject to adjustment under certain circumstances. Prior to the closing, BEA will spin out its printed circuit board fabrication business to a separate subsidiary of Bull. Since we are acquiring the stock of BEA, following the acquisition we would be responsible for all contingent liabilities of BEA, if any. However, pursuant to the terms of the Share Purchase Agreement, Bull has agreed to indemnify us against all liabilities or losses incurred relating to the spin out of the printed circuit fabrication business and generally for other liabilities or losses arising from either a breach of any representation or warranty or any decrease of assets or increase in liabilities compared to the 1999 audited financial statements up to a maximum amount of $14.15 million.

   We expect to close both the acquisitions in the third quarter of fiscal 2000. The acquisitions, however, are subject to various regulatory approvals and other conditions. We cannot assure you that these conditions will be satisfied and we therefore may not consummate either of the acquisitions of GSS Thailand or BEA on a timely basis or at all.

   The GSS Thailand and BEA acquisitions will both be accounted for under the purchase method of accounting. The respective assets acquired and liabilities assumed will be recorded at their fair values. The unaudited pro forma condensed combined financial statements are based on the historical consolidated financial statements of ACT, GSS Thailand and the electronics manufacturing services or assembly business of BEA and the estimates and assumptions set forth below and in the notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined balance sheet as of March 31, 2000 is presented as if both the GSS Thailand and BEA acquisitions had occurred on that date. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 1999 and the three months ended March 31, 2000 assume that both the GSS Thailand and BEA acquisitions occurred at the beginning of those fiscal periods. The unaudited pro forma condensed combined financial statements assume that 100% of the GSS Thailand issued shares and outstanding options are tendered.

   ACT and BEA prepared its 1999 consolidated financial statements on the basis of a fiscal year ending December 31, 1999 and GSS Thailand prepared its consolidated financial statements on the basis of a fiscal year ended November 24, 1999. The unaudited pro forma condensed combined statement of operations for the period ended December 31, 1999 (referred to as "fiscal" 1999) reflects the results of operations for ACT for the year then ended combined with the results of operations for GSS Thailand for the year ended November 24, 1999 and the results of the electronics manufacturing services business of BEA for the year ended December 31, 1999. The unaudited pro forma condensed combined balance sheet as of March 31, 2000 reflects the financial position of ACT as of that date combined with the financial position of GSS Thailand as of February 24, 2000 and the financial position of the electronics manufacturing services business of BEA as of March 31, 2000.

   The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements of ACT, GSS Thailand and the electronics manufacturing services business of BEA, included elsewhere in this prospectus. The unaudited pro forma condensed combined financial statements do not purport to represent what ACT's financial position or results of operations would actually have been if either or both of the GSS Thailand and BEA acquisitions had been consummated on the indicated dates, nor are they necessarily indicative of ACT's financial position or results of operations for any future period.

   The unaudited pro forma condensed combined financial information for GSS Thailand has been prepared in accordance with Thai GAAP, which differs in certain respects from U.S. GAAP. This information has been reconciled to U.S. GAAP by conforming adjustments made to the historical financial information. See notes to the GSS Thailand consolidated financial statements included elsewhere in this prospectus. The pro forma financial information for BEA has been prepared in accordance with U.S. GAAP.

   The pro forma adjustments are based on preliminary assumptions and estimates made by ACT management. Accordingly, the unaudited pro forma condensed combined financial statements assume that the recorded amounts of each of GSS Thailand's and BEA's assets and liabilities approximate their fair values. The actual allocation of the consideration paid for GSS Thailand and BEA, respectively, may differ from that reflected in the unaudited pro forma condensed combined financial statements after a more extensive review of the fair values of the respective assets acquired and the liabilities assumed has been completed. Accordingly, the allocation of the respective purchase prices and the resultant amortization of the excess respective purchase prices, which are based on preliminary estimates, may differ from the respective final purchase price allocations and amortization periods.

   The GSS Thailand Pre-Tender Agreement provides that, subject to various conditions, ACT will acquire the issued shares and outstanding options of GSS Thailand for a total purchase price of approximately 3,546,038 thousand baht (approximately $93.7 million at March 15, 2000) in cash assuming all issued shares and outstanding options are tendered. The BEA Share Purchase Agreement provides that, subject to various conditions, ACT will acquire all of the issued shares of BEA for a total purchase price of approximately $56.6 million in cash, subject to adjustment in certain circumstances. We expect to finance the GSS Thailand and BEA acquisitions through the proceeds received from the offering of the notes and the remainder from our available credit facility. We have used a 7.0% interest rate on the notes in the unaudited pro forma condensed combined statements of operations and an 8.75% and 9.19% interest rate for the fiscal periods ended December 31, 1999 and March 31, 2000, respectively, for the credit facility. See "Prospectus Summary--Recent Developments."

   The GSS Thailand historical statement of operations for the year ended November 24, 1999 included in the unaudited pro forma condensed combined financial statements includes the operations of GSS Thailand located in Thailand, Singapore, San Jose, California and Wales, U.K. On October 12, 1999, ACT acquired certain inventory and fixed assets of GSS Thailand's San Jose operations. Subsequent to this asset sale, GSS Thailand ceased manufacturing in San Jose. Also, in November 1999, GSS Thailand terminated its operations in Wales. Operating results for each of GSS Thailand's operations for the year ended November 24, 1999 are summarized as follows (in thousands):

                                            Thailand and  Sold or   Consolidated
                                             Singapore   Terminated     GSS
                                             Operations  Operations   Thailand
                                            ------------ ---------- ------------
   Net revenues............................   $197,436    $ 44,763    $242,199
                                              ========    ========    ========
   Operating income (loss).................   $  8,574    $(10,069)   $ (1,495)
                                              ========    ========    ========
   Net income (loss).......................   $  5,375    $(13,560)   $ (8,185)
                                              ========    ========    ========

   As described above in the table, GSS Thailand incurred a net loss of $8.2 million in fiscal year 1999. The $8.2 million loss included a $13.6 million loss incurred in GSS Thailand's San Jose and Wales operations. Also included in the 1999 net loss was an asset impairment charge of $1.7 million related to the write-down of the remaining San Jose assets not sold to ACT on October 12, 1999 and a $2.4 million loss on the sale of the San Jose assets to ACT.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                              As of March 31, 2000
                                 (in thousands)

                                                     Bull     GSS Thailand                       Pro
                               ACT        GSS     Electronics Conversion to      Pro Forma      Forma
                          Manufacturing Thailand    Angers      U.S. GAAP       Adjustments    Combined
                          ------------- --------  ----------- -------------     -----------    --------
         ASSETS
Current Assets:
 Cash and cash
  equivalents...........    $  6,290    $ 5,881    $    --       $   --          $ 95,600 (A)  $ 14,071
                                                                                  (93,700)(B)
                                                                                   56,600 (C)
                                                                                  (56,600)(D)
 Short-term
  investments...........         --         720         --           --               --            720
 Accounts receivable
  trade, net............     189,398     17,606      29,989          --               --        236,993
 Accounts receivable
  from related party....         --         --        7,788          --               --          7,788
 Inventory..............     200,154     24,859      54,105          (91)(1)          --        279,027
 Prepaid expenses and
  other assets..........       5,599      2,134       3,355                           --         11,088
 Prepaid expenses and
  other assets with
  related party.........         --         --           87          --               --             87
 Deferred tax asset.....       1,252        --        1,638          --               --          2,890
                            --------    -------    --------      -------         --------      --------
 Total current assets...     402,693     51,200      96,962          (91)           1,900       552,664
Property and equipment--
 net....................      37,139     17,322      11,347        7,120 (1)          --         72,928
Notes receivable related
 party..................         400        616         --           --               --          1,016
Goodwill--net...........      10,098        --          --           --            78,780 (B)   127,481
                                                                                   38,603 (D)
Investment in related
 party..................         362        --          --           --               --            362
Assets held for sale....         --       8,201         --         5,660 (1)          --         13,861
Deferred tax asset......         --         --        2,466          --               --          2,466
Other assets--net.......       8,307        137          49          --             4,400 (A)    12,893
                            --------    -------    --------      -------         --------      --------
 Total..................    $458,999    $77,476    $110,824      $12,689         $123,683      $783,671
                            ========    =======    ========      =======         ========      ========
    LIABILITIES AND
  STOCKHOLDERS' EQUITY
Current Liabilities:
 Note payable bank......    $    --     $36,105    $    --       $   --          $    --       $ 36,105
 Current portion of
  long-term debt........       2,366        720         --           --               --          3,086
 Current portion of
  other long-term
  liabilities...........       2,647        --          --           --               --          2,647
 Accounts payable.......     157,593     23,470      53,665          --               --        234,728
 Accounts payable to
  related party.........         --         --       19,847          --               --         19,847
 Accrued compensation
  and related taxes.....       5,256        --          --           --               --          5,256
 Income taxes payable...       2,202        --        2,022          --               --          4,224
 Deferred taxes.........         253        --          --           --               --            253
 Accrued expenses and
  other.................       5,164      4,273       5,971          --             7,000 (B)    27,408
                                                                                    5,000 (D)
                            --------    -------    --------      -------         --------      --------
 Total current
  liabilities...........     175,481     64,568      81,505          --            12,000       333,554
Long-term debt--less
 current portion........      92,292      3,600         --           --           100,000 (A)   252,492
                                                                     --            56,600 (C)
Post-retirement benefit
 and pension liability..         --         --        6,322          --               --          6,322
Deferred taxes..........       2,735         25         --           --               --          2,760
Other long-term
 liabilities............       2,816         52         --           --               --          2,868
Stockholders' equity:
 Common stock...........         167      5,543         --           --            (5,543)(B)       167
 BEA net investment.....         --         --       22,997          --           (22,997)(D)       --
 Additional paid-in
  capital...............     159,457     25,427         --           --           (25,427)(B)   159,457
 Accumulated other
  comprehensive (loss)
  income................        (813)     2,712         --        23,877 (1)(3)   (26,589)(B)      (813)
 Retained earnings
  (loss)................      26,864    (24,451)        --       (11,188)(1)(3)    35,639 (B)    26,864
                            --------    -------    --------      -------         --------      --------
 Total stockholders'
  equity................     185,675      9,231      22,997       12,689          (44,917)      185,675
                            --------    -------    --------      -------         --------      --------
  Total.................    $458,999    $77,476    $110,824      $12,689         $123,683      $783,671
                            ========    =======    ========      =======         ========      ========

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                   For the Three Months Ended March 31, 2000
                     (in thousands, except per share data)

                                                                 GSS
                                                               Thailand
                                                     Bull     Conversion                     Pro
                               ACT        GSS     Electronics  to U.S.        Pro Forma     Forma
                          Manufacturing Thailand    Angers       GAAP        Adjustments   Combined
                          ------------- --------  ----------- ----------     -----------   --------
Net sales to non-affili-
 ates...................    $229,088    $41,906     $54,956      $--           $   --      $325,950
Net sales to affili-
 ates...................         --         --        6,181       --               --         6,181
                            --------    -------     -------      ----          -------     --------
  Total net sales.......     229,088     41,906      61,137       --               --       332,131
Cost of goods sold to
 non-affiliates.........     209,089     37,896      51,719       291 (2)                   298,995
Cost of goods sold to
 affiliates.............         --         --        5,781       --               --         5,781
                            --------    -------     -------      ----          -------     --------
  Total cost of goods
   sold.................     209,089     37,896      57,500       291              --       304,776
Gross profit............      19,999      4,010       3,637      (291)             --        27,355
Selling, general and
 administrative
 expenses...............       9,087      2,249       3,218      (296)(2)(3)       --        14,258
Amortization of good-
 will...................         236        --          --        --             2,935 (E)    3,171
                            --------    -------     -------      ----          -------     --------
Operating income........      10,676      1,761         419         5           (2,935)       9,926
Interest expense........       1,446        856         --        --               157 (F)    5,509
                                                                                 3,050 (G)
Other (income) expense,
 net....................        (853)      (423)       (290)      --               --        (1,566)
                            --------    -------     -------      ----          -------     --------
                                 593        433        (290)      --             3,207        3,943
Income before provision
 for income taxes.......      10,083      1,328         709         5           (6,142)       5,983
Provision (benefit) for
 income taxes...........       3,933         28         262       --            (1,283)(H)    2,940
                            --------    -------     -------      ----          -------     --------
Net income..............    $  6,150    $ 1,300     $   447      $  5          $(4,859)    $  3,043
                            ========    =======     =======      ====          =======     ========
Basic net income per
 common share...........    $   0.37                                                       $   0.18
                            ========                                                       ========
Diluted net income per
 common share...........    $   0.35                                                       $   0.17
                            ========                                                       ========
Weighted-average shares
 outstanding--basic.....      16,546                                                         16,546
Weighted-average shares
 outstanding--diluted...      17,645                                                         17,645

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                      For the Year Ended December 31, 1999
                     (in thousands, except per share data)

                                                                GSS
                                                              Thailand
                                                    Bull     Conversion
                              ACT        GSS     Electronics     to           Pro Forma     Pro Forma
                         Manufacturing Thailand    Angers    U.S. GAAP       Adjustments     Combined
                         ------------- --------  ----------- ----------      -----------    ----------
Net sales to non-
 affiliates.............   $696,282    $242,199   $178,634     $  --          $    --       $1,117,115
Net sales to
 affiliates.............        --          --      42,470        --               --           42,470
                           --------    --------   --------     ------         --------      ----------
  Total net sales.......    696,282     242,199    221,104        --               --        1,159,585
Cost of goods sold to
 non-affiliates.........    641,856     228,013    172,161      1,025(2)           --        1,043,055
Cost of goods sold to
 affiliates.............        --          --      39,711        --               --           39,711
                           --------    --------   --------     ------         --------      ----------
  Total cost of goods
   sold.................    641,856     228,013    211,872      1,025              --        1,082,766
Gross profit............     54,426      14,186      9,232     (1,025)             --           76,819
Selling, general and
 administrative
 expenses...............     28,945      15,681     11,945       (905)(2)(3)       --           55,666
Amortization of
 goodwill...............        591         --         --         --            11,738 (E)      12,329
Merger costs............      5,601         --         --         --               --            5,601
                           --------    --------   --------     ------         --------      ----------
Operating income
 (loss).................     19,289      (1,495)    (2,713)      (120)         (11,738)          3,223
Interest expense........      5,256       5,115        --         --               629 (F)      22,953
                                                                                11,953 (G)
Other (income) expense,
 net....................          6        (871)       180        --               --             (685)
Loss on disposal of
 assets.................        --        2,393        --         --               --            2,393
                           --------    --------   --------     ------         --------      ----------
                              5,262       6,637        180        --            12,582          24,661
                           --------    --------   --------     ------         --------      ----------
Income (loss) before
 provision for income
 taxes..................     14,027      (8,132)    (2,893)      (120)         (24,320)        (21,438)
Provision (benefit) for
 income taxes...........      7,793          53        136        --            (5,033)(H)       2,949
                           --------    --------   --------     ------         --------      ----------
Net income (loss).......   $  6,234    $ (8,185)  $ (3,029)    $ (120)        $(19,287)     $  (24,387)
                           ========    ========   ========     ======         ========      ==========
Basic net income (loss)
 per common share.......   $   0.47                                                         $    (1.84)
                           ========                                                         ==========
Diluted net income
 (loss) per common
 share..................   $   0.45                                                         $    (1.84)
                           ========                                                         ==========
Weighted-average shares
 outstanding--basic.....     13,265                                                             13,265
Weighted-average shares
 outstanding--diluted...     13,916                                                             13,265

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1--Basis of Presentation

   The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2000 and the year ended December 31, 1999 give effect to the issuance of $100.0 million of notes, borrowings of $56.6 million under our new revolving credit facility, the acquisition of all issued shares and outstanding options of GSS Thailand and the acquisition of all issued shares of BEA as if the transactions had occurred at the beginning of those fiscal periods. The unaudited pro forma condensed combined balance sheet as of March 31, 2000 gives effect to the above-mentioned transactions as if they had occurred on March 31, 2000.

   The unaudited pro forma condensed combined financial statements assume the acquisitions of GSS Thailand and BEA are financed with the proceeds from the issuance of the notes and the balance from additional borrowings under the new revolving credit facility.

   GSS Thailand prepares its financial statements in accordance with Thai GAAP, which differs in certain respects from U.S. GAAP. The accompanying unaudited pro forma condensed combined balance sheet and statements of operations include certain conforming adjustments (Note 2) in order to present GSS Thailand in accordance with U.S. GAAP.

   Under the terms of the Pre-Tender Agreement to acquire GSS Thailand, we would make a cash tender offer for all issued shares and outstanding options of GSS Thailand for 3,546,038 thousand baht (approximately $93.7 million). The unaudited pro forma condensed combined financial information assumes that 100% of the GSS Thailand issued shares and outstanding options are tendered. The acquisition is expected to close in the third quarter of fiscal 2000.

   Under the terms of the Share Purchase Agreement, we would purchase all of the issued shares of BEA for approximately $56.6 million. The acquisition is expected to close in the third quarter of fiscal 2000.

   We have used an interest rate of 7.0% on the $100.0 million of notes, and an interest rate of 8.75% and 9.19% on the additional borrowings under the new revolving credit facility for the year ended December 31, 1999 and the three months ended March 31, 2000, respectively. The effect on net income of a 1/8% variance in the interest rate on the $56.6 million additional borrowings would increase or decrease net income by approximately $42,500, net of tax, on an annual basis.

   Below are tables of the estimated purchase price and purchase price allocation for GSS Thailand and BEA as of March 31, 2000. The purchase price and purchase price allocation are subject to change based on, among other things, the number of shares and options of GSS Thailand tendered, fluctuations in the baht/dollar exchange rate, actual transaction costs, and final valuations and appraisals.

                                                        GSS
                                                      Thailand   BEA    Total
   Purchase price (in thousands):                     -------- ------- --------
     Cash............................................ $ 93,700 $56,600 $150,300
     Estimated transaction costs.....................    7,000   5,000   12,000
                                                      -------- ------- --------
     Total purchase price............................ $100,700 $61,600 $162,300
                                                      ======== ======= ========
   Purchase price allocation (in thousands):
     Fair value of net assets acquired............... $ 21,920 $22,997 $ 44,917
     Goodwill and other intangibles..................   78,780  38,603  117,383
                                                      -------- ------- --------
     Total purchase price allocation................. $100,700 $61,600 $162,300
                                                      ======== ======= ========

Note 2--GSS Thailand Conversion to U.S. GAAP

   Adjustments have been made to the unaudited pro forma condensed combined financial statements to conform GSS Thailand's accounting practices to U.S. GAAP. The principal differences result from the determination that, under U.S. GAAP, the functional currency of GSS Thailand would be the U.S. dollar as it represents the primary economic environment in which the company operates. The adjustments reflect the following:

    (1) To record the effects of the functional currency change on the historical cost of inventory, property and equipment.

    (2) To record the effects of the functional currency change on depreciation expense.

    (3) To record the effects of the functional currency change on exchange gains and losses.

Note 3--Pro Forma Adjustments

   Adjustments have been made to the unaudited pro forma condensed combined financial statements to reflect the following:

    (A) To record the proceeds from the issuance of the $100.0 million of notes, net of the related issuance costs of $4.4 million.

    (B)  To record the acquisition of GSS Thailand.

    (C) To record the proceeds from additional borrowings under our new revolving credit facility.

    (D)  To record the acquisition of BEA.

    (E) To record amortization of goodwill over an estimated useful life of 10 years.

    (F) To record amortization of debt issuance costs over an estimated useful life of 7 years.

    (G) To record interest on the notes of 7.0% and on additional borrowings under the revolving credit facility, assuming an interest rate of 8.75% and 9.19%, for the year ended December 31, 1999 and three months ended March 31, 2000, respectively.

    (H) To record the income tax adjustments related to (F) and (G). Amortization of goodwill as described in (E) is not tax deductible and, therefore, there is no pro forma tax effect to record.

                              DESCRIPTION OF NOTES

   The notes are issued under an indenture, dated as of April 18, 2000, between ACT, as issuer, and State Street Bank and Trust Company, as trustee. The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the notes. Copies of the form of indenture and the form of certificate evidencing the notes have been filed as exhibits to this registration statement.

   You can find the definitions of certain capitalized terms used in this description under the subheading "Definitions." In this section of the prospectus entitled "Description of Notes," when we refer to "ACT," "we," "our," or "us," we are referring to ACT Manufacturing, Inc. and not any of its subsidiaries.

General

   We issued $100,000,000 of notes in a private placement in April 2000. The notes are unsecured obligations of ACT and will mature on April 15, 2007. The notes were issued in denominations of $1,000 or an integral multiple of $1,000. The notes are contractually subordinated in right of payment to all our existing and future senior indebtedness. As of March 31, 2000, we had approximately $96.3 million of senior indebtedness outstanding. If we had completed the offering of the notes, purchased both GSS Thailand and BEA and closed our new credit facility as of March 31, 2000 and financed the purchases with the proceeds of the offering of the notes and the remainder out of our available credit facility, we would have had approximately $309.0 million of indebtedness outstanding on a pro forma basis (based on the debt of GSS Thailand as of February 24, 2000 and the debt of BEA as of March 31, 2000) that would have been senior in right of payment to the notes. In addition, the notes are effectively subordinated to all obligations, indebtedness and other liabilities (including trade payables) of all of our subsidiaries. As of March 31, 2000, our subsidiaries had approximately $94.4 million of indebtedness and liabilities outstanding. Our rights to receive assets of any of our subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) is effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that we are a creditor of the subsidiary, in which case our claims would still be subordinate to any security interests in the assets of the subsidiary and any indebtedness of the subsidiary senior to that held by us. In addition, our cash flow and the consequent ability to service our debt, including the notes, may depend upon the results of operations of our subsidiaries and upon the ability of our subsidiaries to provide cash (whether in the form of dividends, loans or otherwise) to pay amounts due in respect of our obligations, including the notes. The indenture does not restrict the incurrence of indebtedness (including senior indebtedness) by us or our subsidiaries. In addition, the notes are not protected by financial covenants that limit our business activities. See "Risk Factors--The notes are subordinated to our other indebtedness" and "--The notes are not protected by restrictive covenants that limit our business activities."

   The notes bear interest from April 18, 2000 at the rate of 7% per annum. Interest will be payable semi-annually on April 15 and October 15 of each year, commencing on October 15, 2000, to holders of record at the close of business on or preceding each such interest payment date. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months. Principal of and interest on the notes will be payable at the office of the paying agent. The trustee will initially act as the paying agent.

Conversion Rights

   A holder may at any time convert the principal amount of a note (or any portion thereof equal to $1,000 or any integral multiple thereof) into shares of our common stock at the conversion price set forth on the cover page of this prospectus, subject to adjustment as described below, which we refer to as the conversion price; except that if a note is called for redemption, the conversion right will terminate at the close of business on the business day immediately preceding the redemption date for the note or such earlier date as the holder presents the note for redemption (unless we default in making the redemption payment when due, in which case the conversion right shall terminate at the close of business on the date the default is cured and the note is redeemed). A note for which a holder has delivered a notice exercising the option to require us to purchase the note following a change in control may be converted only if the holder's notice is withdrawn by a written notice of withdrawal delivered by the holder to a paying agent prior to the close of business on the second business day prior to the change in control payment date in accordance with the indenture.

   No payment or adjustment will be made for dividends or distributions with respect to shares of common stock issued upon conversion of a note. Except as otherwise provided in the indenture, interest accrued shall not be paid on notes converted. If any holder surrenders a note for conversion between the record date for the payment of an installment of interest and the related interest payment date, then notwithstanding the conversion, the interest payable on the interest payment date will be paid to the person in whose name the note was registered at the close of business on the record date. However, in this event, unless the note has been called for redemption, the note, when surrendered for conversion, must be accompanied by delivery by the holder of payment in an amount equal to the interest payable on the interest payment date on the principal amount of the converted note. No fractional shares will be issued upon conversion, but a cash payment will be made for any fractional interest based upon the closing price (as defined in the indenture) of the common stock on the trading day immediately prior to the date of conversion.

   The conversion price will be subject to adjustment upon the occurrence of certain events, including:

     (1) the issuance of shares of common stock as a dividend or distribution on our common stock;

     (2) the subdivision or combination of our outstanding common stock;

     (3) the issuance to all or substantially all holders of common stock of rights or warrants entitling them to subscribe for or purchase common stock (or securities convertible into common stock), at a price per share (or having a conversion price per share) less than the current market price per share (as defined in the indenture);

     (4) the distribution to all or substantially all holders of common stock of shares of our capital stock (other than common stock), evidences of indebtedness or other non-cash assets (including securities of any person other than us but excluding (a) dividends or distributions paid exclusively in cash, (b) dividends or distributions referred to in clause (1) and (3) above and (c) distributions in connection with a reclassification, consolidation or sale referred to below), or rights or warrants to subscribe for our securities (other than those rights and warrants referred to in clause (3) above and other than the distribution of rights to all holders of common stock pursuant to the adoption of a shareholder rights plan or the detachment of such rights under the terms of such plan);

     (5) the distribution to all or substantially all holders of common stock of cash in an aggregate amount that (together with (a) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (b) all other cash distributions to all or substantially all holders of common stock made within the preceding 12 months not triggering a conversion price adjustment) exceeds an amount equal to 10.0% of our market capitalization (determined as provided in the indenture) on the business day immediately preceding the day on which we declare the distribution; and

     (6) the purchase of common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves aggregate consideration that (together with (a) any cash and the fair market value of any other consideration payable in respect of any other tender offer by us or any of our subsidiaries for common stock consummated within the preceding 12 months not triggering a conversion price adjustment, and (b) all cash distributions to all or substantially all holders of common stock made within the preceding 12 months not triggering a conversion price adjustment) exceeds an amount equal to 10.0% of our market capitalization (determined as provided in the indenture) on the expiration date of such tender offer.

   In addition, if we become subject to a change in control or series of related transactions in which our stockholders receive consideration per share of common stock that is greater than the conversion price, without giving effect to the adjustment described below, at the effective time of the change in control and at least 10%, but less than 75%, of the total consideration paid to our stockholders consists of cash, cash equivalents, securities that are not publicly-traded or other assets, which we refer to as "non-public consideration", then the conversion price will be adjusted so that, upon conversion of the notes after the change in control, in addition to the common stock or other securities deliverable upon the conversion of the notes as described under
"--Conversion Rights" and in paragraphs 1 through 6 above, the holder will receive securities having a value equal to the number of publicly-traded securities of the acquiror determined through the following calculation:

   PV cashflows x (non-public consideration/total consideration)/acquiror stock price where

   PV cashflows          = the present value of the aggregate interest
                           payments that would have been payable on the notes from the date of conversion through April 17, 2003. The present value for this purpose will be calculated using the rate equal to the yield to maturity of U.S. Treasury securities having a maturity closest to, but not exceeding, April 17, 2003.

   Total consideration   = the total value of the consideration payable to our
                           stockholders at the effective time of the change in control, with the value of any assets or securities other than cash or a publicly-traded security being determined in good faith by our board of directors based upon an opinion as to that value obtained from an accounting, appraisal or investment banking firm of international standing.

   Acquiror stock price  = the price of the acquiror's publicly-traded common stock or other publicly-traded securities delivered in connection with the change in control transaction at the effective time of the change in control.

provided that if the consideration received by our stockholders in respect of the change in control consists of at least 75% non-public consideration or if the acquiror's common stock is not publicly-traded, then upon conversion of the notes after the change in control, in lieu of the foregoing conversion rate adjustment set forth in this paragraph, the holder will be entitled to receive an additional amount in cash calculated as follows:

   PV cashflows x (non-public consideration/total consideration)

   Notwithstanding the foregoing, no adjustment need be made in the conversion price for a transaction of the nature described above in this section if all holders of notes are entitled to participate in the transaction on a basis and with notice that the board of directors determines to be fair and appropriate in light of the basis and notice on which holders of common stock participate in the transaction; no adjustment to the conversion price need be made for any issuance of common stock pursuant to any plans for reinvestment of dividends or interest or for a change in the par value of our common stock; and, to the extent that the notes become convertible into the right to receive cash, no adjustment to the conversion price need be made thereafter as to the cash, and interest will not accrue on the cash.

   No adjustment of the conversion price will be required to be made until the cumulative adjustments require an increase or decrease of at least 1% in the conversion price as last adjusted. We, from time to time, may reduce the conversion price by an amount for any period of time if the period is at least 20 days or such longer period as may be required by law and if the reduction is irrevocable during the period.

   Subject to any applicable right of the holders upon a change in control, if we reclassify or change our common stock issuable upon conversion of the notes (other than a change in par value, or as a result of a subdivision or combination, or any other change for which a conversion price adjustment is provided in the indenture) or merge into or transfer or lease all or substantially all of our assets to any person, or are a party to a merger that reclassifies or changes our outstanding common stock, the notes will become convertible into the kind and amount of securities and property (including cash) which the holders of the notes would have owned immediately after the transaction if the holders had converted the notes immediately before the transaction.

   Adjustments to the conversion price to reflect our issuance of other rights, warrants, evidences of indebtedness, securities or other property (including cash) to holders of the common stock may result in constructive distributions taxable as dividends to holders of the notes.

Provisional Redemption

   We may redeem any portion of the notes at any time on or after October 20, 2001 and prior to April 20, 2003, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to the redemption date, if the closing price of our common stock has exceeded 140% of the conversion price of the notes for at least 20 trading days in any consecutive 30 trading day period ending on the trading day prior to the mailing of the notice of redemption and in accordance with the terms of the registration rights agreement, the shelf registration statement covering resales of the notes and the common stock issuable upon conversion of the notes is effective and available for use and expected to remain effective and available for use for the 30 days following the provisional redemption date.

   If we redeem the notes under these circumstances, we will make an additional "make whole" payment on the redeemed notes equal to $105 per $1,000 note, minus the amount of any interest we actually paid on the note after October 15, 2001 and prior to the date we mailed the redemption notice. We must make these "make whole" payments on all notes called for redemption, including notes converted after the date we mailed the notice.

Optional Redemption

   At any time on or after April 20, 2003, we may redeem all or a portion of the notes upon not less than 20 nor more than 60 days notice by mail. The redemption prices (expressed as a percentage of principal amount) are as follows for notes redeemed during the periods set forth below:

   Period                                                             Percentage
   ------                                                             ----------
   April 20, 2003 through April 14, 2004.............................   103.50%
   April 15, 2004 through April 14, 2005.............................   102.33%
   April 15, 2005 through April 14, 2006.............................   101.17%
   April 15, 2006 and thereafter.....................................      100%

   in each case together with accrued interest up to but not including the redemption date; provided that if the redemption date falls on or after an interest payment date, then the interest payment shall be payable to holders of record on the relevant record date.

   If less than all of the outstanding notes are to be redeemed, the trustee shall select the notes to be redeemed in principal amounts of $1,000 or multiples thereof by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of a holder's notes is selected for partial redemption and that holder converts a portion of those notes, the converted portion shall be deemed to be of the portion selected for redemption.

   All notes which are redeemed or otherwise acquired by us or any of our subsidiaries prior to maturity will be immediately canceled and may not be held, reissued or resold.

Purchase of Notes at the Option of Holders Upon a Change in Control

   In the event of a change in control, each holder will have the option, subject to the terms and conditions of the indenture, to require us to purchase all or any part (provided that the principal amount must be $1,000 or an integral multiple thereof) of the holder's notes, which we refer to as the change in control offer, for a purchase price equal to 100% of the principal amount thereof, plus accrued interest up to but not including the change in control payment date, as described below. This payment is referred to as the change in control payment.

   Within 10 business days following any change in control, we will mail a notice to each holder, stating:

  . the date of the change in control and, briefly, the events causing the change in control;

  . that the change in control offer is being made pursuant to the covenant entitled "change in control" in the indenture and that all the notes tendered will be accepted for payment;

  . the purchase price and the purchase date, which shall be 30 business days after the occurrence of the change in control. This date is referred to as the change in control payment date;

  . briefly, the conversion rights of the notes and the then current conversion price;

  .  the name and address of each paying agent and conversion agent;

  . that interest will continue to accrue on any notes not tendered, as provided in the notes;

  . that, unless we default in the payment of the change in control payment, with respect to all the notes accepted for payment pursuant to the change in control offer, interest will cease to accrue after the change in control payment date;

  . that holders electing to have any of the notes purchased pursuant to a change in control offer will be required to surrender the notes, with the election form entitled Option of Holder to Elect Purchase on the reverse of the notes completed, to the paying agent at the address specified in the notice prior to the close of business on the third business day preceding the change in control payment date;

  . that notes as to which an election has been given may be converted into our common stock only to the extent that the election has been withdrawn in accordance with the terms of the indenture;

  . that holders will be entitled to withdraw their election if the paying agent receives, not later than the close of business on the second business day preceding the change in control payment date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of the notes delivered for purchase, and a statement that such holder is withdrawing his election to have the notes purchased; and

  . that holders whose notes are being purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered, which unpurchased portion must be equal to $1,000 in principal amount or a multiple thereof.

   A change in control shall be deemed to have occurred if any of the following occurs after the issue date of the notes:

  . the consolidation or merger by us with or into any other person, or the merger of any other person into us, unless our stockholders immediately before such transaction own, directly or indirectly, immediately following such transaction, at least a majority of the combined voting power of our voting stock or the person resulting from such transaction;

  . the sale, lease or transfer of all or substantially all of our assets, directly or indirectly, to any "person" or "group," within the meaning of Sections 13(d)(3) and 14(d)(2) of the Exchange Act or any successor provision to either of the foregoing, including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act and excluding any of our wholly owned subsidiaries;

  . the approval by our requisite stockholders of a plan of liquidation or dissolution;

  . any "person" or "group," within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act or any successor provision to either of the foregoing, including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the

     Exchange Act becomes the "beneficial owner," as defined in Rule 13d-3 under the Exchange Act, of more than 50% of the total voting power of all classes of our voting stock and/or warrants or options to acquire such voting stock, calculated on a fully diluted basis, unless, as a result of such transaction, the ultimate direct or indirect ownership of us is substantially the same immediately after such transaction as it was immediately prior to such transaction; or

  . during any period of two consecutive years, individuals who at the beginning of such period constituted our board of directors, together with any new directors whose election or appointment by such board or whose nomination for election by our stockholders was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of our board of directors then in office.

   We will comply with the requirements of Rule 13e-4 and Rule 14e-1 under the Exchange Act, and with any other securities laws and regulations thereunder to the extent these laws and regulations are applicable in connection with any offer by us to purchase notes at the option of the holders upon a change in control.

   In some changes in control, holders of the notes who elect to convert their notes rather than exercise their change in control put right will be entitled to receive additional compensation based upon the present value of the remaining aggregate interest payments that would have been payable on the notes through April 17, 2003, as described above under "--Conversion Rights."

   The change in control purchase feature of the notes may in some circumstances make more difficult or discourage a takeover of us and the removal of incumbent management. We are not aware of any specific effort to accumulate shares of common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise, nor is the change in control purchase feature part of a plan by management to adopt a series of anti-takeover provisions. Instead, the change in control purchase feature is a result of negotiations between us and the initial purchasers.

   Subject to the limitation on mergers and consolidations discussed below, we could, in the future, enter into transactions, including recapitalizations, that would not constitute a change in control under the indenture, but that would increase the amount of indebtedness (including senior indebtedness) outstanding or otherwise adversely affect the holders of the notes. There are no restrictions in the indenture on the creation of additional indebtedness (including senior indebtedness) by us or our subsidiaries and the incurrence of significant amounts of additional indebtedness could have an adverse effect on our ability to service our indebtedness, including the notes.

   If a change in control were to occur, there can be no assurance that we would have sufficient funds to pay the change in control payment for the notes tendered by the holders thereof. In addition, other indebtedness which we may incur in the future may have similar change in control provisions permitting the holders thereof to accelerate or require us to repurchase such indebtedness upon the occurrence of events similar to a change in control. Our failure to repurchase the notes when required following a change in control will result in an event of default under the indenture whether or not such repurchase is permitted by the subordination provisions thereof. Other than granting holders the option to require us to purchase all or part of their notes upon the occurrence of the change in control as described above, the indenture will not contain any covenants or other provisions designed to afford holders protection in the event of takeovers, recapitalizations, highly leveraged transactions or similar restructurings involving us.

   In the event that notes are issued in definitive certificated form, which we refer to as certificated notes, under the limited circumstances described herein, holders electing to exercise the option to have their notes repurchased following a change in control must surrender the certificated notes, together with such additional documents as are required by the indenture, at the office of the paying agent. Where not all of the notes represented by a certificated note are submitted for purchase, a new certificated note in respect of the principal amount of the notes that have not been so submitted for purchase will be issued to the holder.

Subordination of Notes

   To the extent set forth in the indenture, the notes will be subordinated in right of payment to all of our existing and future senior indebtedness. Upon any payment or distribution of our assets in connection with any dissolution, winding-up, liquidation or reorganization (whether in insolvency or bankruptcy proceedings or otherwise), all senior indebtedness must be paid in full before any payment is made in respect of the notes. In the event of a default in payment (whether at maturity or at a date fixed for prepayment or by acceleration or otherwise) of principal of or premium, if any, or interest on senior indebtedness, no payment may be made by us in respect of the notes until payment in full of the senior indebtedness then due or the cure, waiver or cessation of the default. As of March 31, 2000, we had approximately $96.3 million of senior indebtedness outstanding. If we had completed the offering of the notes, purchased both the issued shares and outstanding options of GSS Thailand and the issued shares of BEA and closed our new credit facility as of March 31, 2000 and financed the purchases with the proceeds of the offering of the notes and the remainder out of our available credit facility, we would have had approximately $309.0 million of indebtedness outstanding on a pro forma basis (based on the debt of GSS Thailand as of February 24, 2000 and the debt of BEA as of March 31, 2000) that would have been senior in right of payment to the notes. Upon an event of default with respect to any senior indebtedness (other than a default in the payment of principal of, or premium, if any, or interest on senior indebtedness) permitting a holder thereof to accelerate its maturity, and upon written notice, referred to as a default notice, of such default to the trustee and us by any holder of such senior indebtedness or its representative, then, unless and until such default has been cured, waived or has ceased to exist, no payment may be made by us in respect of the notes; except that nothing in the foregoing provisions of this sentence will prevent the making of any payment (which is not otherwise prohibited by the provisions described in the immediately preceding sentence) in respect of the notes for a period of more than 180 days after the date such default notice is given unless the maturity of the senior indebtedness has been accelerated, in which case no payment on the notes may be made until the acceleration has been waived, rescinded or annulled or the senior indebtedness has been paid in full. Notwithstanding the provisions described in the preceding sentence, not more than one default notice shall be given with respect to the same issue of senior indebtedness within a period of 360 consecutive days, and no event of default which existed on the date of any default notice and was known to the holders of any issue of senior indebtedness shall be made the basis for the giving of a subsequent default notice by the holders of the issue of senior indebtedness.

   In the event that, notwithstanding the provisions set forth in the immediately preceding paragraph, the trustee, any paying agent or any holder of the notes receives any payment or distribution of our assets of any kind in contravention of any of the terms of the indenture, whether in cash, property or securities, in respect of the notes before all senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness or their representatives to the extent necessary to make payment in full of all senior indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution to or for the holders of senior indebtedness.

   As a result of these subordination provisions, in the event of our insolvency, holders of the notes may recover ratably less than our other creditors. This subordination will not prevent the occurrence of any event of default under the indenture.

   The notes will also be effectively subordinated to all liabilities, including trade payables and capital lease obligations, if any, of our subsidiaries. Any right we have to receive the assets of any of our subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that we ourselves are a creditor of the subsidiary, in which case our claims would still be junior to claims secured by security interests in the assets of the subsidiary and any other indebtedness of the subsidiary senior to that held by us. As of March 31, 2000, our subsidiaries had approximately $94.4 million of liabilities outstanding.

   The indenture does not limit the amount of indebtedness, including senior indebtedness, that we, or any of our subsidiaries, can create, incur, assume or guarantee.

Definitions

   "Capital lease obligations" means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

   "Indebtedness" means, with respect to any person, without duplication:

  . all liabilities of such person for borrowed money or for the deferred purchase price of property or services, excluding any trade accounts payable and other current liabilities incurred in the ordinary course of business;

  . all obligations of such person evidenced by bonds, notes, debentures, or other similar instruments;

  .  all capital lease obligations of such person;

  . all guarantees of indebtedness referred to in this definition by such person;

  . all obligations of such person under or in respect of currency agreements and interest rate agreements of such person; and

  . any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in the clauses above.

   "Issue date" means the date on which the notes are originally issued.

   "Senior indebtedness" means the principal of and premium, if any, interest (including, without limitation, interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, whether or not the interest is an allowable claim in the bankruptcy proceeding) and other amounts payable on or in respect of any of our indebtedness, whether outstanding on the date of the indenture or thereafter created, incurred or assumed, unless, in the case of any particular indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such indebtedness shall not be senior in right of payment to, or shall be junior in right of payment to, or shall be pari passu in right of payment with, the notes. Notwithstanding the foregoing, "senior indebtedness" shall not include:

  .  indebtedness evidenced by the notes;

  . indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code (or any successor provision thereto), is without recourse to us;

  . trade accounts payable or other current liabilities incurred in the ordinary course of business;

  . indebtedness of or amounts owed by us for compensation to employees or for services rendered to us;

  . any liability for federal, state, local or other taxes owed or owing by us;

  . indebtedness of us to a subsidiary or an affiliate; and (g) amounts owing under leases (other than capital lease obligations).

Events of Default; Notice; Waiver

   If an event of default (other than an event of default resulting from bankruptcy, insolvency or reorganization with respect to us or any significant subsidiary) occurs and is continuing, the trustee may, by notice to us, declare all unpaid principal of and accrued interest to the date of acceleration on the notes then outstanding to be due and payable immediately. Also, in such event, the holders of at least 25% in principal amount of the notes then outstanding may, by notice to us and the trustee, declare all unpaid principal of and accrued interest to the date of acceleration on the notes then outstanding to be due and payable immediately. If an event of default resulting from events of bankruptcy, insolvency or reorganization with respect to us or any significant subsidiary shall occur, all unpaid principal of and accrued interest on the notes then outstanding shall become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder.

   The indenture will provide that the holders of a majority in principal amount of the outstanding notes may on behalf of all holders waive any existing default or event of default and its consequences, except a default or event of default in the payment of principal or accrued interest on the notes or any default in respect of any provision of the indenture that cannot be modified or amended without the consent of the holder of each note affected.

   The following will be events of default under the indenture:

  . failure of us to pay any interest on the notes for 30 days after the same is due or failure of us to pay any principal of or premium, if any, on the notes when due;

  . failure of us to comply with any of its other agreements contained in the notes or the indenture for 60 days after receipt of notice of such failure from the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding;

  . default under any bond, debenture, note or other evidence of indebtedness for money borrowed of us or any significant subsidiary having an aggregate outstanding principal amount in excess of $5,000,000, which default shall have resulted in such indebtedness being accelerated, without such indebtedness being discharged, or such acceleration having been rescinded or annulled, within 20 days from the date of such acceleration; and

  . certain events of bankruptcy, insolvency or reorganization with respect to us or any significant subsidiary.

   The trustee shall, within 90 days after the occurrence of any default known to it, give to the holders notice of such default; provided that, except in the case of default in the payment of principal of or interest on any of the notes, the trustee may withhold such notice if it in good faith determines that the withholding of such notice is in the interests of the holders.

   No holder may pursue any remedy under the indenture or the notes against us (except actions for payment of overdue principal or interest or for the conversion of the notes), unless:

  . the holder gives to the trustee written notice of a continuing event of default,

  . the holders of at least 25% in principal amount of the outstanding notes make a written request to the trustee to pursue the remedy,

  . such holder or holders offer satisfactory indemnity to the trustee against any loss, liability or expense,

  . the trustee does not comply with the request within the 60 days after receipt of the request and the offer of indemnity, and

  . the trustee shall not have received during such 60-day period a contrary direction from the holders of at least a majority in principal amount of the outstanding notes.

   We must deliver an officers' certificate to the trustee within 90 days after the end of each fiscal year as to the signer's knowledge of our compliance with all conditions and covenants on our part contained in the indenture, and stating whether or not the signers know of any default or event of default. If any such signer knows of such a default or event of default, the officers' certificate shall describe the default or event of default and the efforts to remedy the same.

Amendment

   We and the trustee may amend or supplement the indenture or the notes with the written consent of the holders of at least a majority in principal amount of the outstanding notes. The holders of a majority in principal amount of the notes outstanding may waive compliance in a particular instance by us with any provision of the indenture or the notes without notice to any holder. However, without the consent of the holder of each note affected thereby, an amendment, supplement or waiver may not:

  . reduce the percentage of the principal amount of outstanding notes whose holders must consent to an amendment, supplement or waiver,

  . reduce the rate of or change the time for payment of interest on any note,

  . reduce the principal of or premium on or change the fixed maturity of any note,

  . alter the conversion provisions with respect to any note in a manner adverse to the holder thereof,

  . waive a default in the payment (whether at maturity, upon redemption, on an interest payment date, on a change in control payment date or otherwise) of the principal of or premium or interest on any note,

  . reduce the percentage of notes necessary to waive defaults or events of default,

  . modify any of the subordination provisions in the indenture in a manner adverse to the holders of the notes, or

  .  make any note payable in money other than that stated in the note.

   We and the trustee may amend or supplement the indenture or the notes without notice to or consent of any holder in some events, such as to comply with the conversion, adjustment, liquidation and merger provisions described in the indenture, to cure any ambiguity, defect or inconsistency or to make any other change that does not adversely affect the rights of the holders, to comply with the provisions of the Trust Indenture Act of 1939, as amended, or to appoint a successor trustee.

   No amendment may be made that adversely affects the rights described under "--Subordination of Notes" above of a holder of an issue of senior indebtedness unless the holder of that issue, pursuant to its terms, consents to such amendment.

Registration Rights

   The following summary of the registration rights provided in the registration rights agreement is not complete. You should refer to the registration rights agreement for a full description of the registration rights that apply to the notes.

   We have agreed, pursuant to a registration rights agreement between us and the initial purchasers, to use our reasonable best efforts to file a shelf registration statement under the Securities Act within 120 days after the first date of original issuance of the notes, to register resales of the notes and the shares of common stock into which the notes are convertible. This prospectus is part of the shelf registration statement required to be filed pursuant to the registration rights agreement. We will use our reasonable best efforts to have the shelf registration statement declared effective as soon as practicable after it is filed and, in any event, within 180 days after the first date of original issuance of the notes, and to keep it effective until two years after the date on which the shelf registration statement becomes effective or such shorter period that will terminate when all the securities covered by the shelf registration statement have been:

  .  sold pursuant to the shelf registration statement,

  .  transferred pursuant to Rule 144 under the Securities Act,

  . otherwise transferred in a manner that results in such securities not being subject to transfer restrictions under the Securities Act and the absence of a need for a restrictive legend regarding registration under the Securities Act, or

  .  may be sold pursuant to Rule 144(k) under the Securities Act.

   Notwithstanding the foregoing, we will be permitted to suspend the use of the prospectus that is part of the shelf registration statement for a period not to exceed 60 days at any one time and not to exceed 90 days in the aggregate during any 12 month period, if our board of directors determines in good faith that such action is in our best interests and that of our stockholders and we provide registered holders of the notes written notice of such suspension. A holder of securities that sells securities pursuant to the shelf registration statement generally will be required to provide information about itself and the specifics of the sale, be named as a securityholder in the related prospectus and deliver a prospectus to purchasers, be subject to relevant civil liability provisions under the Securities Act in connection with such sales and be bound by the provisions of the registration rights agreement which are applicable to such holder (including certain indemnification obligations).

   If:

  . on or prior to the 120th day after the first date of original issuance of the notes, the shelf registration statement has not been filed with the Securities and Exchange Commission;

  . on or prior to the 180th day after the first date of original issuance of the notes, the shelf registration statement has not been declared effective by the Securities and Exchange Commission; or

  . after the shelf registration statement has been declared effective, such shelf registration statement ceases to be effective or usable (subject to certain exceptions) in connection with resales of notes and the common stock issuable upon the conversion of the notes in accordance with and during the periods specified in the registration rights agreement. We refer to each event referred to in the above clauses as a registration default, additional interest will accrue on the notes over and above the rate set forth in the title of the notes, from and including the date on which any such registration default shall occur to but excluding the date on which such registration default has been cured, at the rate of 0.5% per annum. We will have no other liabilities for monetary damages with respect to our registration obligations.

   We will pay all expenses of the shelf registration statement, provide each holder that is selling securities pursuant to the shelf registration statement with copies of the related prospectus and take other actions as are required to permit, subject to the foregoing, unrestricted resales of the securities.

Satisfaction and Discharge

   If all of the notes have been delivered to the trustee for cancellation (subject to certain limited exceptions) or if all of the notes not theretofore delivered to the trustee for cancellation have become due and payable or will become due and payable within one year at their stated maturity or upon redemption, then we may terminate all of our obligations under the indenture, other than certain obligations regarding the conversion, repurchase and registration of, transfer or exchange of the notes described in the indenture (including its obligation to deliver shares of common stock upon conversion of the notes and its obligation to purchase notes following a change in control), at any time, by depositing with the trustee or a paying agent other than us, money sufficient to pay the principal of and interest on the notes then outstanding to maturity or redemption, as the case may be.

Mergers and Consolidations

   Subject to the right of the holders to require us to purchase the notes in the event of a change in control, we may consolidate or merge with or into any other corporation, and we may sell, lease, convey, assign, or otherwise transfer all or substantially all our property and assets to any other corporation; provided:

  . either we are the resulting or surviving corporation, or the successor corporation is organized and existing under the laws of the Unites States of America, any state thereof or the District of Columbia and expressly assumes, by supplemental indenture executed and delivered to the trustee, payment of the principal of and interest on the notes and performance and observance of every covenant of ours in the indenture and the notes (including, without limitation, the agreement to deliver shares of common stock upon conversion of the notes),

  . immediately after giving effect to such transaction, no default or event of default shall have occurred and be continuing, and

  .  other conditions are met.

Concerning the Trustee

   State Street Bank and Trust Company has agreed to serve as the trustee under the indenture. The trustee will be permitted to deal with us and any affiliate of ours with the same rights as if it were not the trustee; provided, however, that under the Trust Indenture Act, if and to the extent applicable, if the trustee acquires any conflicting interest (as defined in the Trust Indenture
Act) and there exists a default with respect to the notes, it must eliminate such conflicts or resign.

   The holders of a majority in principal amount of all outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee; provided that such direction does not conflict with any law or the indenture, is not unduly prejudicial to the rights of another holder or the trustee and does not involve the trustee in personal liability.

Book-Entry; Delivery and Form

   We initially issued the notes in the form of one or more global notes, which we refer to as the global note. The global note is deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. The global note (and any shares of common stock issuable upon conversion) is subject to certain restrictions on transfer set forth therein and bears a legend regarding such restrictions. Except as set forth below, the global note may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You may hold your beneficial interests in the global note directly through DTC if you have an account with DTC or indirectly through organizations which have accounts with DTC. Certificated notes will only be issued in certain limited circumstances described below.

   DTC has advised us as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC, who we refer to as participants, and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

   We expect that pursuant to procedures established by DTC, upon the deposit of the global note with DTC, DTC will credit, on its book-entry registration and transfer system, the principal amount of notes represented by such global note to the accounts of participants. The accounts to be credited shall be designated by the initial purchasers. Ownership of beneficial interests in the global note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC

(with respect to participants' interests), the participants and the indirect participants (with respect to the owners of beneficial interests in the global note other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the global note.

   Beneficial owners of interests in global notes who desire to convert such interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

   So long as DTC, or its nominee, is the registered owner or holder of a global note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global note for all purposes under the indenture and the notes. In addition, no beneficial owner of an interest in a global note will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global note, you will not be entitled to have the notes represented by the global note registered in your name, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered to be the owner or holder of any notes under the global note. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global note desires to take any action that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

   We will make payments of principal of and premium, if any, and interest on the notes represented by the global note registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global note. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

   We expect that DTC or its nominee, upon receipt of any payment of principal of or premium, if any, or interest on the global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global note held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global note owning through such participants.

   Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

   DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for conversion as described above) only at the direction of one or more participants to whose account a DTC interest in the global note is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC will exchange the global note for certificated notes which it will distribute to its participants.

   Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global note among participants of DTC, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 100,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share.

Common Stock

   As of July 11, 2000, there were approximately 16,878,136 shares of common stock outstanding held of record by approximately 120 stockholders. Our common stock is listed on the Nasdaq National Market under the symbol "ACTM." Holders of common stock are entitled to one vote for each share held on all matters to be voted upon by the stockholders and do not have cumulative rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. Currently, there are no shares of preferred stock outstanding.

Preferred Stock

   The board of directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of ACT. We have no present plans to issue any shares of preferred stock.

Certain Anti-Takeover Measures

   We are subject to Chapter 110F of the Massachusetts General Laws, an anti-takeover law. In general, this statute prohibits a publicly held Massachusetts corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless:

  . the interested stockholder obtains the approval of the board of directors prior to becoming an interested stockholder,

  . the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time it becomes an interested stockholder, or

  . the business combination is approved by both the board of directors and the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder).

   An "interested stockholder" is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 5% or more of the outstanding voting stock of the corporation. A "business combination" includes a merger, a stock or asset sale, and certain other transactions resulting in a financial benefit to the interested stockholder. We may at any time elect not to be governed by Chapter 110F by vote of a majority of our stockholders, but such an amendment would not be effective for twelve months and would not apply to a business combination with any person who became an interested stockholder prior to the adoption of the amendment.

   Massachusetts General Laws Chapter 156B, Section 50A generally requires that publicly-held Massachusetts corporations have a classified board of directors consisting of three classes as nearly equal in size as possible, unless the corporation elects to opt out of the statute's coverage. Our by-laws contain provisions which give effect to Section 50A.

   Our by-laws also include a provision excluding us from the applicability of Massachusetts General Laws Chapter 110D, entitled "Regulation of Control Share Acquisitions." In general, this statute provides that any stockholder of a corporation subject to this statute who acquires 20% or more of the outstanding voting stock of a corporation may not vote such stock unless the stockholders of the corporation so authorize. Our board of directors may amend our by-laws at any time to subject us to this statute prospectively.

   Our charter provides that any amendment to the charter, the sale, lease or exchange of all or substantially all of our property and assets, or our merger or consolidation into or with any other corporation may be authorized by the approval of the holders of a majority of the shares of each class of stock entitled to vote thereon, rather than by two-thirds as otherwise provided by statute, provided that the transactions have been authorized by a majority of the members of our board of directors and the requirements of any other applicable provisions of our charter have been met.

   Our charter and by-laws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders as follows:

  . allow our board to establish the rights, preferences and privileges of authorized and unissued shares;

  . require that special meetings of our stockholders be called only by the president, a majority of our directors and stockholders holding at least 40% of our outstanding common stock;

  . establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting;

  . provide that we indemnify our officers and directors to the fullest extent authorized by Massachusetts law; and

  . provide that our directors will not be personally liable for monetary damages for breaches of their fiduciary duties as directors unless they violated their duty of loyalty or acted in certain ways.

Transfer Agent and Registrar

   The transfer agent and registrar for the common stock is American Stock Transfer and Trust Company, 6201 15th Avenue, 3rd Floor, Brooklyn, NY 11219 and its telephone number is (718) 921-8360.

                            SELLING SECURITYHOLDERS

   We originally issued the notes in a private placement in April 2000. The notes were resold by the initial purchasers to qualified institutional buyers within the meaning of Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. The notes and the underlying common stock that may be offered pursuant to this prospectus will be offered by the selling securityholders, which includes their transferees, pledgees or donees or their successors. The following table sets forth certain information concerning the principal amount of notes beneficially owned by each selling securityholder and the number of shares of underlying common stock that may be offered from time to time pursuant to this prospectus.

   The number of shares of underlying common stock shown in the table below assumes conversion of the full amount of notes held by such holder at the initial conversion rate of 23.31 shares per $1,000 principal amount of notes. This conversion rate is subject to certain adjustments. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the notes. Cash will be paid instead of fractional shares, if any. As of July 11, 2000, we had 16,878,136 shares of common stock outstanding.

                                      Principal Amount
                                       at Maturity of               Number of
                                           Notes                    Shares of
                                        Beneficially   Percentage  Common Stock
                                         Owned That     of Notes     That May
                Name                    May Be Sold    Outstanding   Be Sold
                ----                  ---------------- ----------- ------------
AAM/Zazove Institutional Income
 Fund, L.P. ........................    $  1,150,000      1.150%       26,806
AIG Soundshore Strategic Holding
 Fund Ltd. .........................       1,875,000      1.875        43,706
AIG Soundshore Opportunity Holding
 Fund Ltd...........................       1,875,000      1.875        43,706
Alexandra Global Investment Fund
 Ltd................................       1,000,000      1.000        23,310
Arkansas PERS.......................       1,375,000      1.375        32,051
Bank America Pension Plan...........       2,000,000      2.000        46,620
Boilermakers Blacksmith Pension
 Trust..............................       1,200,000      1.200        27,972
Clinton Riverside Convertible
 Portfolio Limited..................       3,000,000      3.000        69,930
D.E. Shaw Investments, L.P..........       1,000,000      1.000        23,310
D.E. Shaw Valence, L.P..............       1,500,000      1.500        34,965
Delaware PERS.......................       1,120,000      1.120        26,107
Deutsche Bank Securities Inc........      10,050,000     10.050       234,265
Duckbill & Co.......................       2,500,000      2.500        58,275
Fidelity Financial Trust: Fidelity
 Convertible Securities Fund........       4,325,000      4.325       100,815
General Motors Welfare Benefit Trust
 (ST-VEBA)..........................       1,500,000      1.500        34,965
Grace Brothers, Ltd.................       1,500,000      1.500        34,965
HighBridge International LLC........       5,000,000      5.000       116,550
HT Insight Convertible Securities
 Fund...............................         250,000      0.250         5,827
ICI American Holdings Trust.........         700,000      0.700        16,317
JMG Triton Offshore Fund, Ltd.......       2,250,000      2.250        52,447
Julius Baer Securities, Inc. .......         700,000      0.700        16,317
Kentfield Trading, Ltd..............       6,650,000      6.650       155,011
LLT Limited.........................          80,000      0.080         1,864
Minnesota Power.....................       1,000,000      1.000        23,310
Pell Rudman Trust Company...........       1,720,000      1.720        40,093
Peoples Benefit Life Insurance
 Company TEAMSTERS..................       1,500,000      1.500        34,965
PRIM Board..........................       2,000,000      2.000        46,620
Retail Clerks Pension Trust #2......       2,000,000      2.000        46,620
Salomon Smith Barney................       2,275,000      2.275        53,030
San Diego County Employees
 Retirement Association.............       2,100,000      2.100        48,951
Southport Management Partners L.P...         300,000      0.300         6,993
Southport Partners International
 Ltd................................         570,000      0.570        13,286
St. Albans Partners Ltd. ...........       6,500,000      6.500       151,515
St. Thomas Trading, Ltd. ...........          50,000      0.050         1,165
State of Oregon Equity..............       3,625,000      3.625        84,498
The Northwestern Mutual Life
 Insurance Company(1)...............       5,000,000      5.000       116,550
Value Line Convertible Fund, Inc....         500,000      0.500        11,655
Zeneca Holdings Trust...............         550,000      0.550        12,820
Zurich HFR Master Hedge Fund Index
 Ltd................................         200,000      0.200         4,662
Any other holder of notes or future
 transferee, pledgee,
 donee or successor from any such
 holder(2)..........................      17,510,000     17.510       408,168
                                        ------------     ------     ---------
Total...............................    $100,000,000     100.00%    2,331,002
                                        ============     ======     =========

--------
(1) Includes $500,000 principal amount held in The Northwestern Mutual Life Insurance Company Group Annuity Separate Account.
(2) Information concerning other selling securityholders will be set forth in prospectus supplements from time to time, if required.

   The preceding table has been prepared based upon the information furnished to us by the selling securityholders named above.

   None of the selling securityholders has had any position, office or other material relationship with us or our affiliates within the past three years.

   The selling securityholders identified above may have sold, transferred or otherwise disposed of some or all of their notes since the date on which the information in the preceding table is presented in transactions exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and, if necessary, we will supplement this prospectus accordingly. We cannot give an estimate as to the amount of the notes or shares of underlying common stock that will be held by the selling securityholders upon the termination of this offering because the selling securityholders may offer some or all of their notes or shares of underlying common stock pursuant to the offering contemplated by this prospectus. See "Plan of Distribution."

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

   The following discussion is a summary of the material United States federal income tax considerations that may be relevant to the purchase, ownership and disposition of the notes by U.S. holders, as defined below, that purchased the notes pursuant to the original offering at their issue price, and the ownership and disposition of our common stock received upon conversion of the notes by U.S. holders. This discussion does not purport to be a full description of all United States federal income tax considerations that may be relevant to the purchase, holding and disposition of the notes or our common stock and does not address any other taxes that might be applicable to a holder of the notes or our common stock, such as tax consequences arising under the tax laws of any state, locality or foreign jurisdiction. We cannot assure you that the United States Internal Revenue Service will take a similar view of these consequences. Further, this discussion does not address all aspects of taxation that may be relevant to particular holders of notes or common stock in light of their personal circumstances and does not deal with persons that are subject to special tax rules, such as dealers in securities, financial institutions, insurance companies, tax-exempt entities, persons holding the notes as part of a hedging or conversion transaction, a straddle or constructive sale, persons whose functional currency is not the United States dollar and persons who are not U.S. holders. The discussion below assumes that the notes and the common stock into which such notes are convertible are held as capital assets within the meaning of Section 1221 of the Internal Revenue Code.

   The discussion of the United States federal income tax considerations below is based on currently existing provisions of the Internal Revenue Code, the applicable Treasury regulations promulgated and proposed under the Internal Revenue Code, judicial decisions and administrative interpretations, all of which are subject to change, possibly on a retroactive basis. Because individual circumstances may differ, you are strongly urged to consult your tax advisor with respect to your particular tax situation and the particular tax effects of any state, local, non-United States or other tax laws and possible changes in the tax laws.

   As used herein, a U.S. holder means a beneficial owner of a note or common stock who is, for United States federal income tax purposes:

  .  a citizen or resident of the United States;

  . a corporation or other entity created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia;

  . an estate the income of which is subject to United States federal income taxation regardless of its source; or

  . a trust, if either (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

Payment of Interest

   Stated Interest. Interest on a note will be includable in the income of a U.S. holder as ordinary income at the time interest is received or accrued, in accordance with a holder's method of accounting for United States federal income tax purposes.

   Additional Interest. We intend to take the position that payments of additional interest as described under the heading "Description of Notes-- Registration Rights" if paid as required therein, should be taxable to U.S. holders as ordinary income when received or accrued in accordance with the U.S. holder's method of accounting for United States federal income tax purposes. The Internal Revenue Service may take a different position, however, which could affect the timing of a U.S. holder's income with respect to additional interest.

Provisional Redemption and Optional Redemption

   We may redeem some or all of the notes at any time on or after October 20, 2001 and prior to April 20, 2003, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued interest, if certain conditions with respect to the price of our common stock and the registration of the notes and underlying common stock are met. If we redeem the notes under these circumstances, we will make an additional "make whole" payment on the redeemed notes as described under the heading "Description of Notes-- Provisional Redemption." In addition, at any time on and after April 20, 2003, we may redeem all or a portion of the notes at the prices specified under the heading "Description of Notes--Optional Redemption." The Treasury regulations that relate to original issue discount contain rules for determining the yield and maturity of any instrument that may be redeemed prior to its stated maturity date at the option of the issuer. Under these regulations, solely for purposes of the accrual of original issue discount, it is assumed that the issuer will exercise any option to redeem a debt instrument if that exercise would lower the yield to maturity of the debt instrument. We believe that we will not be presumed to redeem the notes prior to their stated maturity under the foregoing rules because the exercise of either of the redemption options described above would not lower the yield-to-maturity of the notes.

Sale, Exchange or Redemption of Notes

   A U.S. holder of a note will recognize gain or loss upon the sale, exchange (other than a conversion), or redemption of a note in an amount equal to the difference between the amount of cash plus the fair market value of any property received, other than an amount received in respect of accrued interest, which is taxable as ordinary income and the U.S. holder's adjusted tax basis in the note. A U.S. holder's adjusted tax basis in a note generally will equal the cost of the note to the holder. Generally, gain or loss recognized on the disposition of a note will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder's holding period in the note is more than one year at the time of the disposition.

Conversion

   A U.S. holder of a note will not recognize gain or loss on the conversion of a note solely into our common stock except with respect to cash in lieu of fractional shares. For capital gains purposes, the holding period of the common stock received upon conversion will include the period during which the note was held. A U.S. holder's aggregate tax basis in the common stock received upon conversion of a note will be equal to the holder's aggregate tax basis in the note at the time of conversion, less any portion allocable to any fractional share. A U.S. holder of a note will recognize gain or loss for federal income tax purposes upon the receipt of cash in lieu of a fractional share of our common stock in an amount equal to the difference between the amount of cash received and the holder's tax basis in such fractional share. This gain or loss should be capital gain or loss and should be taxable as described under "-- Sale, Exchange or Redemption of Notes."

Constructive Distributions

   The conversion price of the notes is subject to adjustment under specified circumstances. Under Section 305 of the Internal Revenue Code and applicable Treasury regulations, adjustments or the failure to make adjustments to the conversion price of the notes may result in a taxable constructive distribution to U.S. holders of notes, resulting in ordinary income (subject to a possible dividends received deduction in the case of corporate shareholders) to the extent of our earnings and profits, as determined in accordance with United States federal income tax principles, if, and to the extent that, these adjustments in the conversion price increase the proportionate interest of a U.S. holder of a note in our assets or earnings and profits, whether or not the holder ever converts the notes into our common stock.

Distributions on Common Stock

   A distribution by us with respect to our common stock will be treated for United States federal income tax purposes as ordinary dividend income to the extent that such distributions do not exceed our earnings and profits as determined under United States federal income tax principles. To the extent a distribution exceeds our earnings and profits, it will be treated first as a tax-free return of the U.S. holder's tax basis in the common stock to the extent of the holder's tax basis, and then will generally be treated as gain from the sale or exchange of such stock.

Disposition of Common Stock

   A U.S. holder of our common stock will recognize capital gain or loss upon the sale or other taxable disposition of our common stock in an amount equal to the difference between the amount of cash plus the fair market value of any property received and the U.S. holder's tax basis in the common stock. The taxation of such capital gains will be as described above under "--Sale, Exchange or Redemption of Notes."

United States Information Reporting and Backup Withholding

   Under current United States federal income tax law, "reportable" payments, including payments of interest and dividends, and under specified circumstances principal payments on the notes, made to specified U.S. holders may be subject to backup withholding tax at the rate of 31%, if these persons fail to supply correct taxpayer identification numbers and other required information in the specified manner.

   Any amounts withheld under the backup withholding rules from payments to a holder of notes or common stock will be refunded or credited against the holder's United States federal income tax liability provided that the required information is furnished to the Internal Revenue Service.

   The Company will report to holders of notes and common stock and to the Internal Revenue Service the amount of any reportable payments for each calendar year and the amount of any tax withheld with respect to reportable payments.

                              PLAN OF DISTRIBUTION

   The selling securityholders and their successors, which includes their transferees, pledgees or donees or their successors, may sell the notes and the underlying common stock directly to purchasers or through underwriters, broker-dealers or agents. Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

   The notes and the underlying common stock may be sold in one or more transactions at:

  .  fixed prices;

  .  prevailing market prices at the time of sale;

  .  varying prices determined at the time of sale; or

  .  negotiated prices.

   These sales may be effected in transactions in the following manner:

  . on any national securities exchange or quotation service on which the notes or the common stock may be listed or quoted at the time of sale;

  .  in the over-the-counter market;

  . in transactions otherwise than on such exchanges or services or in the over-the-counter market;

  .  through the writing of options; or

  .  through the settlement of short sales.

   Selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the notes or the underlying common stock and deliver these securities to close out such short positions, or loan or pledge the notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell these securities.

   The aggregate proceeds to the selling securityholders from the sale of the notes or underlying common stock will be the purchase price of the notes or common stock less any discounts and commissions. A selling securityholder reserves the right to accept and, together with their agents, to reject, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus.

   Our outstanding common stock is listed for trading on The Nasdaq National Market under the symbol "ACTM." We do not intend to list the notes for trading on any national securities exchange or on The Nasdaq National Market. We cannot guarantee that any trading market will develop or be maintained for the notes.

   The notes and underlying common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the notes and underlying common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration exists.

   The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale or distribution of the notes and common stock into which the notes are convertible may be "underwriters" within the meaning of
Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any sale of the notes and common stock may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to certain statutory liabilities of the Securities Act and Securities Exchange Act and the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Securities Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

   In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling securityholder may not sell any notes or underlying common stock described herein and may transfer, devise or gift the notes and underlying common stock by other means not described in this prospectus.

   If required, the specific notes or common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

   Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

   We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                 LEGAL MATTERS

   Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts will pass upon the validity of the securities offered by this prospectus.

                                    EXPERTS

   The consolidated financial statements of ACT Manufacturing, Inc. and subsidiaries as of December 31, 1999 and for the year then ended and the consolidated financial statements of ACT Manufacturing, Inc. and subsidiaries, except CMC Industries, Inc. as of July 31, 1998 and for each of the two years in the period then ended and for the five months ended December 31, 1998, included in and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP as stated in their report appearing and incorporated by reference herein. The financial statements of CMC Industries, Inc., consolidated with those of ACT Manufacturing, Inc., as of July 31, 1998 and for each of the two years in the period then ended and for the five months ended December 31, 1998, not presented separately herein, have been audited by PricewaterhouseCoopers LLP as stated in their reports included and incorporated by reference herein. Such consolidated financial statements of ACT Manufacturing, Inc. and subsidiaries are included and incorporated by reference herein in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. All of the foregoing firms are independent auditors.

   The consolidated financial statements of GSS Array Technology Public Company Limited as of November 24, 1999 and 1998 and for each of the three years in the period ended November 24, 1999 included in this prospectus have been audited by Deloitte Touche Tohmatsu Jaiyos, independent auditors, as stated in their reports appearing herein (which express an unqualified opinion and includes an explanatory paragraph referring to noncompliance with bank loan covenants in
1999), and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

   The consolidated financial statements of the assembly business of Bull Electronics Angers S.A. as of December 31, 1999 and for the year ended December 31, 1999 included in this prospectus have been audited by Deloitte Touche Tohmatsu, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

   The consolidated financial statements (not included herein) of CMC Industries, Inc. as of July 31, 1998 and for each of the two years in the period then ended, and for the five months ended December 31, 1998 have been audited by PricewaterhouseCoopers LLP, independent accountants, whose reports thereon appear herein. Such financial statements, to the extent they have been included in the financial statements of ACT Manufacturing, Inc., have been so included in reliance on the report of such independent accountants given on the authority of said firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ACT Manufacturing, Inc. Audited Annual Financial Statements:

Independent Auditors' Report.............................................   F-3

Report of Independent Accountants........................................   F-4

Report of Independent Accountants........................................   F-5

Consolidated Balance Sheets as of December 31, 1999 and 1998.............   F-6

Consolidated Statements of Operations for the years ended December 31,
 1999, 1998 and 1997.....................................................   F-7

Consolidated Statements of Comprehensive Income (Loss) for the years
 ended December 31, 1999, 1998 and 1997..................................   F-7

Consolidated Statements of Stockholders' Equity for the years ended
 December 31, 1999, 1998 and 1997........................................   F-8

Consolidated Statements of Cash Flows for the years ended December 31,
 1999, 1998 and 1997.....................................................   F-9

Notes to Consolidated Financial Statements...............................  F-10

ACT Manufacturing, Inc. Unaudited Quarterly Financial Statements:

Condensed Consolidated Statements of Operations for the three months ended March 31, 2000 and 1999...........................................  F-27

Condensed Consolidated Statements of Comprehensive Income for the three months ended March 31, 2000 and 1999....................................  F-27

Condensed Consolidated Balance Sheets as of March 31, 2000 and December
 31, 1999................................................................  F-28

Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2000 and 1999...........................................  F-29

Notes to Condensed Consolidated Financial Statements.....................  F-30

GSS Array Technology Public Company Limited Audited Annual Financial
 Statements:

Report of the Independent Auditors.......................................  F-34

Consolidated Balance Sheets as of November 24, 1999 and 1998.............  F-35

Consolidated Statements of Operations for the years ended November 24,
 1999 and 1998...........................................................  F-36

Consolidated Statements of Changes in Shareholders' Equity for the years ended November 24, 1999 and 1998........................................  F-37

Consolidated Statements of Retained Earnings for the years ended November
 24, 1999 and 1998.......................................................  F-38

Consolidated Statements of Cash Flows for the years ended November 24,
 1999 and 1998...........................................................  F-39

Notes to the Consolidated Financial Statements...........................  F-40

GSS Array Technology Public Company Limited Annual Financial Statements:

Report of Independent Auditors...........................................  F-59

Consolidated Statement of Income and Retained Earnings for the year ended
 November 24, 1997.......................................................  F-60

Consolidated Statement of Cash Flows for the year ended November 24,
 1997....................................................................  F-61

Notes to the Consolidated Financial Statements...........................  F-62

GSS Array Technology Public Company Limited Unaudited Quarterly Financial
 Statements:

Consolidated Balance Sheet as of February 24, 2000........................  F-69

Consolidated Statements of Operations for the quarters ended February 24,
 2000 and 1999............................................................  F-70

Consolidated Statements of Changes in Shareholders' Equity for the
 quarters ended February 24, 2000 and 1999................................  F-71

Consolidated Statements of Retained Earnings for the quarters ended
 February 24, 2000 and 1999...............................................  F-72

Consolidated Statements of Cash Flows for the quarters ended February 24,
 2000 and 1999............................................................  F-73

Notes to Consolidated Interim Financial Statements........................  F-74

Assembly Business of Bull Electronics Angers S.A. Audited Financial
 Statements:

Report of Independent Auditors............................................  F-85

Statement of Assets and Liabilities as of December 31, 1999...............  F-86

Statement of Revenues, Direct and Certain Allocated Costs and Expenses for
 the year ended December 31, 1999.........................................  F-87

Notes to Financial Statements.............................................  F-88

Assembly Business of Bull Electronics Angers S.A. Unaudited Quarterly
 Financial Statements:

Statement of Assets and Liabilities as of March 31, 2000..................  F-94

Statements of Revenues, Direct and Certain Allocated Costs and Expenses
 for the three months ended March 31, 2000 and March 31, 1999.............  F-95

Notes to Financial Statements.............................................  F-96

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
ACT Manufacturing, Inc.:

   We have audited the consolidated balance sheets of ACT Manufacturing, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of ACT Manufacturing, Inc. and CMC Industries, Inc., which has been accounted for as a pooling of interests as described in Note 1 to the consolidated financial statements. We did not audit the balance sheet of CMC Industries, Inc. as of July 31, 1998, or the related statements of income, stockholders' equity, and cash flows of CMC Industries, Inc. for each of the two years in the period ended July 31, 1998, which statements reflect total assets of $93,405,000 as of July 31, 1998, and total revenues of $301,955,000 and $214,485,000 for the years ended July 31, 1998 and 1997, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for CMC Industries, Inc. for 1998 and 1997, is based solely on the report of such other auditors.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ACT Manufacturing, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche llp

Boston, Massachusetts
February 16, 2000, except as to
Note 14 which is dated
March 15, 2000

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of CMC Industries, Inc.

   In our opinion, the consolidated balance sheets and the related consolidated statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of CMC Industries, Inc. and its subsidiaries (not presented separately herein) at July 31, 1998, and the results of their operations and their cash flows for each of the two years in the period ended July 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

_______________________________
PricewaterhouseCoopers LLP

Memphis, Tennessee
August 21, 1998, except as to
Note 14, which is as of
October 9, 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of CMC Industries, Inc.

   In our opinion, the consolidated statements of operations, of changes in stockholders' equity and cash flows of CMC Industries, Inc. and its subsidiaries (not presented separately herein) present fairly, in all material respects, their operations and their cash flows for the five months in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

   As discussed in Note 1, CMC Industries, Inc. merged with ACT Manufacturing, Inc. on July 29, 1999. The merger was accounted for as a pooling of interests.

/s/ PricewaterhouseCoopers LLP

_______________________________
PricewaterhouseCoopers LLP

Memphis, Tennessee
June 21, 1999, except as to
Note 13, which is as of
July 29, 1999

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           December 31, 1999 and 1998

                                                              1999      1998
                                                            --------  --------
                                                             (in thousands,
                                                              except share
                                                                  data)
                          ASSETS
Current Assets:
  Cash and cash equivalents................................ $  4,558  $ 10,670
  Accounts receivable-trade (less allowance for doubtful
   accounts of $2,939 in 1999 and $1,233 in 1998)..........  153,422   101,828
  Accounts and notes receivable from related party.........    7,408     5,678
  Inventory................................................  171,762    65,612
  Prepaid expenses and other assets........................    2,925     4,204
  Deferred tax asset.......................................    1,252       880
                                                            --------  --------
    Total current assets...................................  341,327   188,872
Property and equipment--net................................   38,047    32,279
Notes receivable-related party.............................      550     1,400
Goodwill--net..............................................   10,334     6,224
Investment in related party................................    5,884     5,884
Other assets--net..........................................    6,184     3,635
                                                            --------  --------
    Total.................................................. $402,326  $238,294
                                                            ========  ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Note payable bank........................................ $    --   $ 18,111
  Current portion of long-term debt........................    1,125     1,300
  Current portion of other long-term liabilities...........    2,972     1,236
  Accounts payable.........................................  153,764    71,956
  Accrued compensation and related taxes...................    3,769     3,404
  Income tax payable.......................................    3,074       505
  Deferred taxes...........................................      253       --
  Accrued expenses and other...............................    5,950     6,301
                                                            --------  --------
    Total current liabilities..............................  170,907   102,813
Long-term debt--less current portion.......................   46,933    41,756
Deferred taxes.............................................    2,735     1,173
Other long-term liabilities................................    3,622     1,092
Commitments and contingencies (Notes 12 and 13)
Stockholders' Equity:
  Preferred stock--$.01 par value; authorized, 5,000,000
   shares; issued and outstanding, none....................      --        --
  Common stock--$.01 par value; authorized, 50,000,000
   shares; issued and outstanding, 16,465,771 shares in
   1999 and 12,835,908 shares in 1998......................      165       128
  Additional paid-in capital...............................  157,887    74,960
  Accumulated other comprehensive loss.....................     (637)     (180)
  Retained earnings........................................   20,714    16,552
                                                            --------  --------
    Total stockholders' equity.............................  178,129    91,460
                                                            --------  --------
    Total.................................................. $402,326  $238,294
                                                            ========  ========

                See notes to consolidated financial statements.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  Years Ended December 31, 1999, 1998 and 1997

                                                   1999      1998      1997
                                                 --------  --------  --------
                                                 (in thousands, except per
                                                        share data)
Net sales:
  Unrelated parties............................. $671,061  $566,048  $447,827
  Related parties...............................   25,221    26,436    31,312
                                                 --------  --------  --------
    Total net sales.............................  696,282   592,484   479,139
                                                 --------  --------  --------
Cost of goods sold:
  Unrelated parties.............................  618,653   532,018   425,396
  Related parties...............................   23,203    24,321    28,807
                                                 --------  --------  --------
    Total cost of goods sold....................  641,856   556,339   454,203
                                                 --------  --------  --------
Gross profit....................................   54,426    36,145    24,936
Selling, general and administrative expenses....   29,536    27,383    24,516
Merger costs....................................    5,601       --        --
                                                 --------  --------  --------
Operating income................................   19,289     8,762       420
Other income (expense):
  Interest expense, net.........................   (5,256)   (3,718)   (4,009)
  Other, net....................................       (6)       93       (47)
                                                 --------  --------  --------
    Total.......................................   (5,262)   (3,625)   (4,056)
                                                 --------  --------  --------
Income (loss) before provision for income
 taxes..........................................   14,027     5,137    (3,636)
Provision (benefit) for income taxes............    7,793     2,044    (1,235)
                                                 --------  --------  --------
Net income (loss)............................... $  6,234  $  3,093  $ (2,401)
                                                 ========  ========  ========
Basic net income (loss) per common share........ $   0.47  $   0.24  $  (0.19)
                                                 ========  ========  ========
Diluted net income (loss) per common share...... $   0.45  $   0.24  $  (0.19)
                                                 ========  ========  ========
Weighted-average shares outstanding--basic......   13,265    12,665    12,330
Weighted-average shares outstanding--diluted....   13,916    12,976    12,330

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
                  Years Ended December 31, 1999, 1998 and 1997

                                                        1999    1998    1997
                                                       ------  ------  -------
                                                          (in thousands)
Net income (loss)..................................... $6,234  $3,093  $(2,401)
Other comprehensive income (loss):
  Foreign currency translation adjustment.............   (457)   (184)       4
  Minimum pension liability...........................    --      --       996
                                                       ------  ------  -------
Comprehensive income (loss)........................... $5,777  $2,909  $(1,401)
                                                       ======  ======  =======

                See notes to consolidated financial statements.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  Years Ended December 31, 1999, 1998 and 1997

                          $.01
                          Par               Accumulated
                         Value  Additional     Other                  Total
                         Common  Paid-in   Comprehensive Retained  Stockholders
                         Stock   Capital   Income (Loss) Earnings     Equity
                         ------ ---------- ------------- --------  ------------
                                            (in thousands)
Balance, January 1,
 1997...................  $121   $ 63,249     $ (996)    $15,860     $ 78,234
Net loss................   --         --         --       (2,401)      (2,401)
Minimum pension
 liability..............   --         --         996         --           996
Exercise of warrants....   --       1,267        --          --         1,267
Net proceeds from sale
 of stock...............     2        376        --          --           378
Issuance of stock for
 acquisition............     2      5,248        --          --         5,250
Cumulative foreign
 currency translation
 adjustments............   --         --           4         --             4
Income tax benefit from
 employees' exercise of
 stock options..........   --         375        --          --           375
                          ----   --------     ------     -------     --------
Balance, December 31,
 1997...................   125     70,515          4      13,459       84,103
Net income..............   --         --         --        3,093        3,093
Net proceeds from sale
 of stock...............     3      4,567        --          --         4,570
Cumulative foreign
 currency translation
 adjustments............   --         --        (184)        --          (184)
Cancellation of common
 stock from acquisition
 escrow.................   --        (122)       --          --          (122)
                          ----   --------     ------     -------     --------
Balance, December 31,
 1998...................   128     74,960       (180)     16,552       91,460
CMC Industries Inc. and
 subsidiaries for the
 five months ended
 December 31, 1998:
  Net loss..............   --         --         --       (2,072)      (2,072)
  Minimum pension
   liability
   adjustment...........   --         --      (1,511)        --        (1,511)
  Net proceeds from the
   sale of stock........     1        328        --          --           329
Net income..............   --         --         --        6,234        6,234
Minimum pension
 liability adjustment...   --         --       1,511         --         1,511
Cumulative foreign
 currency translation
 adjustments............   --         --        (457)        --          (457)
Net proceeds from sale
 of stock...............    36     79,912        --          --        79,948
Income tax benefit from
 employees' exercise of
 stock options..........   --       2,687        --          --         2,687
                          ----   --------     ------     -------     --------
Balance, December 31,
 1999...................  $165   $157,887     $ (637)    $20,714     $178,129
                          ====   ========     ======     =======     ========

                See notes to consolidated financial statements.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years Ended December 31, 1999, 1998 and 1997

                                                    1999      1998      1997
                                                  --------  --------  --------
                                                        (in thousands)
Cash flows from operating activities:
 Net income (loss)..............................  $  6,234  $  3,093  $ (2,401)
 Adjustments to reconcile net income (loss) to
  net cash (used for) provided by operating
  activities:
  Depreciation and amortization.................     7,541     4,884     3,587
  Deferred income taxes.........................     2,119      (764)    1,387
  Provision for doubtful accounts...............     3,957     1,945     1,805
  Loss on disposal of fixed assets..............       --        132       --
  Increase (decrease) in cash from:
   Accounts receivable--trade...................   (44,086)  (26,771)  (16,932)
   Inventory....................................   (89,158)    4,239     7,684
   Prepaid expenses and other assets............       636    (2,632)   (2,415)
   Accounts payable.............................    56,213    17,463    10,743
   Accrued compensation and related taxes.......       879      (194)      130
   Income tax refundable (payable)..............     5,256     8,922    (9,977)
   Accrued expenses and other...................     1,540     1,372       980
                                                  --------  --------  --------
    Net cash (used for) provided by operating
     activities.................................   (48,869)   11,689    (5,409)
                                                  --------  --------  --------
Cash flows from investing activities:
 Acquisition of property and equipment..........    (6,729)  (17,450)   (4,820)
 Increase in other noncurrent assets............    (3,835)     (632)     (153)
 Proceeds from the sale of property and
  equipment.....................................       --        111       --
 Acquisitions, net of cash acquired.............   (12,875)      --     (2,388)
                                                  --------  --------  --------
    Net cash used for investing activities......   (23,439)  (17,971)   (7,361)
                                                  --------  --------  --------
Cash flows from financing activities:
 (Repayments) Borrowings under line-of-credit
  agreements, net...............................   (13,363)    4,612    15,712
 Proceeds under term loan.......................     7,000       --        --
 Payments under term loan.......................      (250)      --        --
 Principal payments on long-term debt...........    (3,017)   (1,300)   (1,300)
 Repayments of other long-term liabilities......      (867)     (692)   (2,337)
 Receipt of deferred revenue....................       540       483       --
 Net proceeds from sale of stock................    79,948     4,570     2,085
                                                  --------  --------  --------
    Net cash provided by financing activities...    69,991     7,673    14,160
                                                  --------  --------  --------
Effect of exchange rate changes on cash and cash
 equivalents....................................       469      (184)       42
                                                  --------  --------  --------
Net (decrease) increase in cash and cash
 equivalents....................................    (1,848)    1,207     1,432
Net decrease in cash, CMC Industries, Inc. and
 subsidiaries for the five months ended December
 31, 1998.......................................    (4,264)      --        --
                                                  --------  --------  --------
Cash and cash equivalents, beginning of year....    10,670     9,463     8,031
                                                  --------  --------  --------
Cash and cash equivalents, end of year..........  $  4,558  $ 10,670  $  9,463
                                                  ========  ========  ========

                See notes to consolidated financial statements.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business and Summary of Significant Accounting Policies

   Nature of Business--ACT Manufacturing, Inc. and subsidiaries (the "Company" or "ACT") provide value-added electronics manufacturing services for original equipment manufacturers in the networking and telecommunications, computer and industrial and medical equipment markets. The Company provides original equipment manufacturers with complex printed circuit board assembly primarily utilizing advanced surface mount technology, electro-mechanical subassembly, total system assembly and integration, and mechanical and molded cable and harness assembly.

   Principles of Consolidation and Basis of Presentation--The consolidated financial statements include the accounts of ACT Manufacturing, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated. On July 29, 1999 the Company completed a merger with CMC Industries, Inc. ("CMC") in which CMC became a wholly owned subsidiaries of ACT Manufacturing, Inc. The merger has been accounted for as a pooling of interests, and accordingly, the Company's consolidated financial statements for prior periods have been restated to include the operating results, financial position and cash flows of CMC at the beginning of the earliest period presented. In connection with the pooling, ACT issued 0.5 of a share of ACT common stock for each outstanding share of CMC common stock. A total of 3.9 million shares of ACT common stock were issued in connection with the merger, and approximately 0.9 million shares of ACT common stock were reserved for the conversion of CMC's outstanding stock options. Approximately $5,601,000 in merger-related costs were charged to operations in the quarter ended September 30, 1999.

   ACT prepares its consolidated financial statements on the basis of a fiscal year ending December 31, and CMC prepared its consolidated financial statements on the basis of a fiscal year ending July 31. The consolidated statements of operations, comprehensive income (loss) and cash flows for the years ended December 31, 1998 and 1997 (herein referred to as "Fiscal" 1998 and 1997) reflect the results of operations, comprehensive income (loss) and cash flows for ACT for the years then ended combined with CMC for the years ended July 31, 1998 and 1997, respectively. The consolidated balance sheet as of December 31, 1998 reflects the financial position of ACT as of that date combined with the financial position of CMC as of July 31, 1998.

   As a result of ACT and CMC having different fiscal years, CMC's condensed consolidated results of operations for the five-month period from August 1, 1998 through December 31, 1998 are reported separately. However, this condensed consolidated statement of operations data of CMC, presented below, for the period August 1, 1998 through December 31, 1998 does not reflect any adjustment to conform CMC's accounting policy with that of ACT's of expensing previously capitalized preoperating and start-up costs associated with CMC's Mexican manufacturing facility. The effect of such adjustment would be to reduce cost of goods sold by $100,000 and reduce net loss by $60,000. This adjustment also gives effect to the tax deductibility of these expenses.

   Condensed Consolidated Statement of Operations Data (in
   thousands):
   -------------------------------------------------------
   Net sales....................................................... $122,423
   Cost of sales...................................................  119,733
                                                                    --------
   Gross profit....................................................    2,690
   Selling, general and administrative expenses....................    5,409
                                                                    --------
   Loss from operations............................................   (2,719)
   Interest expense................................................      691
                                                                    --------
   Loss before taxes...............................................   (3,410)
   Income tax benefit..............................................   (1,279)
                                                                    --------
   Net loss........................................................ $ (2,131)
                                                                    ========

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

   Translation of Foreign Currency--The Company translates financial statements denominated in foreign currency by translating balance sheet accounts at the end of period exchange rate and statement of operations accounts at the average exchange rate for the period. Where the local currency is the functional currency, translation gains and losses are recorded as a separate component of stockholders' equity in accumulated other comprehensive income (loss) and transaction gains and losses are reflected in other income (loss) in determining net income. Where the U. S. dollar is the functional currency, all foreign currency gains and losses are included in determining net income.

   Use of Estimates--The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates. Estimates include such items as reserves for accounts receivable and inventory, useful lives of other assets, goodwill, property and equipment, investment in related party and accrued liabilities. Actual results could differ from those estimates.

   Fair Value of Financial Instruments--Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of their short-term nature. The Company's bank debt, because it carries a variable interest rate, is stated at its approximate fair market value.

   Derivatives--The Company has entered into an interest rate swap that qualifies as a matched swap that is linked by designation with a balance sheet liability and has opposite interest rate characteristics of such balance sheet item. Matched interest rate swaps qualify for settlement accounting. Under settlement accounting, periodic net cash settlements under the swap agreement are recognized in income on an accrual basis. These settlements are offset against interest expense in the consolidated statements of operations.

   Revenue Recognition--Revenue is recognized upon shipment of the product or otherwise, under certain contracts, when title to and risks and reward of ownership pass to the customer.

   Cash and Cash Equivalents--The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

   Inventory--Inventory is stated at the lower of cost or market. Cost has been determined using the first-in, first-out ("FIFO") method for approximately 72% and 69% of the inventories at the end of Fiscal 1999 and 1998, respectively, with the remaining balance determined using the last-in, first-out ("LIFO") method.

   Property and Equipment--Purchased property and equipment is recorded at cost. Capital lease property and equipment is recorded at the lesser of cost or the present value of the minimum lease payments required. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the related assets (three to thirty years) and over the terms of the related leases (five years).

   Goodwill--Goodwill is being amortized on a straight-line basis over a period of ten to twenty years.

   Investment in Related Party--The carrying amount of the investment in preferred stock of a related party is based upon the present value of expected cash flows. See Note 11.

   Other Assets--Other assets include cash surrender value of officer's life insurance, prepaid pension expense and noncompete agreements. The noncompete agreements are being amortized over three to ten years.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

   Warranty--The Company generally warrants that its hardware assemblies will be free from defects in workmanship for 12 months and passes on to the customer any warranties provided by component manufacturers and material suppliers to the extent permitted. Warranty costs have not been material to date.

   Income Taxes--The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." This Statement requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the Company's consolidated financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of existing assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse.

   Stock-Based Compensation--As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company accounts for stock option grants using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees."

   Net Income (Loss) Per Common Share--Basic net income (loss) per common share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per common share reflects the potential dilution if common equivalent shares outstanding (common stock options and warrants) were exercised or converted into common stock unless the effects of such equivalent shares were antidilutive.

   A reconciliation of net income (loss) per common share and the weighted average shares used in the earnings per share ("EPS") calculations for Fiscal years 1999, 1998 and 1997 is as follows (in thousands except per share amounts):

                                                  Net
                                                Income                   Per
                                                (Loss)       Shares     Share
                                              (Numerator) (Denominator) Amount
                                              ----------- ------------- ------
   1999
   Basic.....................................   $ 6,234      13,265     $ 0.47
                                                =======
   Effect of stock options...................                   651     $(0.02)
                                                             ------     ------
   Diluted...................................   $ 6,234      13,916     $ 0.45
                                                =======      ======     ======
   1998
   Basic.....................................   $ 3,093      12,665     $ 0.24
                                                =======
   Effect of stock options and warrants......                   311        --
                                                             ------     ------
   Diluted...................................   $ 3,093      12,976     $ 0.24
                                                =======      ======     ======
   1997
   Basic.....................................   $(2,401)     12,330     $(0.19)
                                                =======
   Effect of stock options and warrants......                   --         --
                                                             ------     ------
   Diluted...................................   $(2,401)     12,330     $(0.19)
                                                =======      ======     ======

   Options and warrants to purchase 228,501, 757,296 and 1,328,774 shares of common stock were outstanding during Fiscal 1999, 1998 and 1997, respectively, but were not included in the computation of diluted EPS because of either the net loss in Fiscal 1997 or because the options' exercise prices were greater than the average market prices of the common stock, and therefore, their effect would be antidilutive.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

   Supplemental Cash Flow Information--Selected cash payments and noncash activities for Fiscal 1999, 1998 and 1997 were as follows (in thousands):

                                                         1999   1998     1997
                                                        ------ -------  ------
   Cash paid for interest.............................. $5,176 $ 3,887  $3,795
   Cash paid for (refunded from) income taxes..........  1,537  (7,686)  7,729
   Noncash investing and financing activities:
   Assets acquired in exchange for common stock........    --      --    5,250
   Reduction of goodwill upon cancellation of common
    stock from acquisition escrow......................    --      122     --
   Receipt of stock as payment on account..............    --      --      441

   Impairment of Long-Lived Assets--At each balance sheet date, the Company assesses whether there has been an impairment in the value of long-lived assets by determining whether projected undiscounted cash flows generated by the applicable asset exceeds its net book value as of the assessment date. At the end of Fiscal 1999 and 1998, subject to changes in circumstances, there were no impairments of the Company's assets.

   Comprehensive Income (Loss)--The Company adopted SFAS No. 130, "Reporting Comprehensive Income" in Fiscal 1998. SFAS No. 130 requires the reporting of comprehensive income (loss), which in the case of the Company, is the combination of reported net income, the change in the cumulative translation adjustment and the change in the minimum pension liability, which is a component of stockholders' equity.

   Recently Issued Financial Accounting Standard--In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," amended in June 1999 and effective for fiscal years beginning after June 15, 2000. The new standard requires that all companies record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. Management is currently assessing the impact of SFAS No. 133 on the consolidated financial statements of the Company. The Company will adopt this accounting standard on January 1, 2001, as required.

2. Acquisitions of Businesses and Assets

 Business Acquisitions

   Effective June 9, 1997, the Company acquired substantially all of the assets and liabilities of Electronics Systems International ("ESI") located in Georgia. ESI is an electronics manufacturing services provider to customers throughout the southeastern United States. Under the terms of the purchase agreement, the Company acquired assets and liabilities of ESI in exchange for 190,546 shares of the Company's common stock plus acquisition costs. In 1998 the Company cancelled 4,446 shares previously issued and held in escrow. The per share market value of the Company's common stock on the date of the purchase was $27.50.

   Effective June 10, 1997, the Company acquired substantially all of the outstanding stock of Advanced Component Technologies Limited (formerly SignMax Limited), a cable and harness manufacturing company based in Dublin, Ireland. Under the terms of the purchase agreement, approximately 82% of the outstanding common shares of Advanced Component Technologies Limited (formerly SignMax Limited) were acquired for cash of $1,000,000 plus acquisition costs.

   Effective June 27, 1997, the Company acquired all of the outstanding stock of SignMax America, LLC, which owned the remaining 18% of Advanced Component Technologies Limited (formerly SignMax Limited).

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

Under the terms of the purchase agreement, 100% of the outstanding common shares were acquired for cash of $460,000 and the assumption of $575,000 in notes payable.

   The ESI and SignMax transactions were accounted for as purchases in accordance with APB Opinion No. 16, "Business Combinations," as follows (in thousands):

   Details of Acquisitions:
   Cash paid, net of cash acquired...................................... $1,455
   Acquisition expenses.................................................    939
                                                                         ------
     Total cash paid....................................................  2,394
   Common stock issued..................................................  5,250
                                                                         ------
     Total cash paid and common stock issued............................  7,644
   Liabilities assumed..................................................  4,334
                                                                         ------
     Total purchase price of acquisitions............................... 11,978
   Fair value of assets acquired........................................  5,609
                                                                         ------
     Excess of purchase price over net assets........................... $6,369
                                                                         ======

   The operating results of the ESI and SignMax acquired businesses from the dates of purchase are included in the Company's Consolidated Statement of Operations for Fiscal 1997. The Consolidated Statement of Operations for Fiscal 1998 includes a full year of operations of these acquired businesses. Pro forma information has not been provided, as the operations of the acquired businesses were not material to the consolidated results of operations or financial position of the Company in Fiscal 1997.

   The Company attributes the goodwill to the expected ability to expand sales in these new geographic markets, utilizing the acquired existing business infrastructure and geographic market presence as a basis for expansion. Accumulated amortization on these acquisitions amounted to approximately $1,082,000 and $640,000 at the end of Fiscal 1999 and Fiscal 1998, respectively.

 Asset Acquisitions

   Effective October 12, 1999, the Company acquired certain inventory and fixed assets of GSS Array Technology, Inc. located in San Jose, California, a subsidiaries of GSS Array Technology Public Company Limited, a Thailand company. Under the terms of the purchase agreement, the Company assumed ongoing relationships with select GSS/Array domestic customers.

   The Company paid approximately $12,875,000 in cash and assumed $618,000 in liabilities in connection with this asset purchase. The fair value of the assets purchased was approximately $8,879,000. The Company recorded $4,614,000 as the excess of the asset purchase price over the fair value of assets purchased. The operating results following the Company's purchase of the selected GSS/Array assets from the date of purchase are included in the Company's Consolidated Statement of Operations for Fiscal 1999.

   The Company attributes the goodwill to the expected future economic benefits the acquisition of these assets is expected to provide. Accumulated amortization on the acquisition of these assets amounted to approximately $96,000 in Fiscal 1999.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

3. Inventory

   Inventory consisted of the following at Fiscal year end 1999 and 1998 (in thousands):

                                                                  1999    1998
                                                                -------- -------
   Raw materials............................................... $125,869 $50,354
   Work in process.............................................   42,039  12,511
   Finished goods..............................................    3,854   2,747
                                                                -------- -------
     Total..................................................... $171,762 $65,612
                                                                ======== =======

   The carrying value of inventory approximates replacement cost.

4. Property and Equipment

   Property and equipment consisted of the following at Fiscal year end 1999 and 1998 (in thousands):

                                                               1999      1998
                                                             --------  --------
   Land..................................................... $    798  $    798
   Building.................................................    4,922     4,622
   Leasehold improvements...................................   11,234     7,618
   Manufacturing equipment..................................   35,696    24,618
   Office furniture and equipment...........................    9,311     7,856
   Vehicles.................................................      418       144
   Construction-in-progress.................................    1,026     2,838
                                                             --------  --------
     Total property and equipment...........................   63,405    48,494
   Less accumulated depreciation and amortization...........  (25,358)  (16,215)
                                                             --------  --------
     Property and equipment--net............................ $ 38,047  $ 32,279
                                                             ========  ========

   Included in property and equipment is a manufacturing facility and certain equipment held under capital leases with a net carrying value of $5,745,000 and $1,615,950 at the end of Fiscal 1999 and 1998, respectively.

   The Company has capitalized interest in the amount of $40,000 and $171,000 at the end of Fiscal 1999 and 1998, respectively, related to the construction-in-progress.

5. Indebtedness

   On July 29, 1999, the Company executed an Amended and Restated Credit Agreement for a new $107.0 million Senior Secured Credit Facility ("Credit Facility") with a group of banks led by The Chase Manhattan Bank as agent ("Agent"), to replace the Company's existing credit facilities with the banks. This new Credit Facility provides for a $7.0 million, five-year Term Loan ("Term Loan") and a $100.0 million, five-year Line of Credit ("Revolving Credit Facility"), both of which are secured by substantially all of the assets of the Company. The Term Loan shall amortize at a rate of $1.0 million per year for the first year and $1.5 million per year for years two through five. The Revolving Credit Facility provides for borrowings up to an aggregate amount of $100.0 million, limited to a certain percentage of qualified accounts receivable and qualified inventory. Interest is payable monthly. For the Term Loan, the Company may choose an interest rate of either (i) 2.5% above the prevailing London Interbank Offering Rate ("LIBOR"), or (ii) 0.5% above the prime rate as announced by the Agent. For the Revolving Credit Facility, the Company may choose an interest rate of either (i) 2.25% above the prevailing LIBOR rate, or (ii) 0.25% above the prime rate as announced by the Agent. In

                   ACT MANUFACTURING, INC. AND SUBSIDIARIES addition to certain other prohibited actions, the Credit Facility limits capital expenditures by the Company and prohibits the payment of cash dividends on the Company's common stock. The Credit Facility requires the Company to maintain certain minimum fixed charge coverage ratios and maximum leverage ratios. Outstanding borrowings under the Credit Facility are secured primarily by the Company's accounts receivable, inventories, machinery and equipment. The interest rates on the Term Loan and the Credit Facility were 7.89% and 8.75%, respectively, at December 31, 1999. The balances outstanding under the Term Loan and the Credit Facility at December 31, 1999 were $6.8 million and $41.3 million, respectively, and $58.7 million was available for borrowing under the Credit Facility.

   Previously, the Company had a total credit facility at the end of Fiscal 1998 of $90.0 million including a $55.0 million Senior Secured Credit Facility ("Senior Credit Facility") with a financial institution and a $35.0 million Loan and Security Agreement with another financial institution. The Company executed the $55.0 million Senior Credit Facility in Fiscal 1998 to replace the $50.0 million Loan and Security Agreement then outstanding.

   The Company entered into a $17.0 million interest rate swap agreement in Fiscal 1998 simultaneous with the execution of the Senior Credit Facility. The swap agreement provides for payments by the Company at a fixed rate of interest of 6.76% and matures on October 19, 2001. The fair value of the interest rate swap at December 31, 1999 was approximately $(56,000) since the fixed rate of interest of 6.76% was higher than the floating rate.

   The aggregate annual maturities of long-term debt at the end of Fiscal 1999 are as follows (in thousands):

   2000................................................................. $ 1,125
   2001.................................................................   1,500
   2002.................................................................   1,500
   2003.................................................................   1,500
   2004.................................................................  42,433

6. Other Long-Term Liabilities

   Other long-term liabilities consisted of the following at Fiscal year end 1999 and 1998 (in thousands):

                                                                   1999   1998
                                                                  ------ ------
   Noncompete covenant........................................... $  245 $  303
   Deferred revenue..............................................  1,023    483
   Capital leases................................................  5,303  1,437
   Other noncurrent liabilities..................................     23    105
                                                                  ------ ------
     Total.......................................................  6,594  2,328
   Less current portion..........................................  2,972  1,236
                                                                  ------ ------
     Other long-term liabilities................................. $3,622 $1,092
                                                                  ====== ======

   Noncompete Covenant--In 1993, the Company entered into an agreement with its former sole stockholder, which provides for monthly payments over a ten-year period, in return for a promise not to compete. The liability is recorded at the present value of the required future payments at an interest rate of 8%.

   Deferred Revenue--The Company received grants of $540,000 and $483,000 in Fiscal 1999 and 1998, respectively, under an agreement with the Ireland Industrial Development Agency. These payments have been recorded as deferred revenue at the end of Fiscal 1999 and 1998 since the Company will be required to return the grants if certain conditions, including employment levels, are not met by December 31, 2002.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

   Facility and Equipment Leases--The Company leases a manufacturing facility and certain equipment and computer software used in its manufacturing operations under capital lease agreements that expire through 2003.

   Other long-term liabilities at the end of Fiscal 1999 are due as follows (in thousands):

                                      Noncompete Capital Deferred
                                       Covenant  Leases  Revenue  Other Total
                                      ---------- ------- -------- ----- ------
   2000..............................    $ 86    $3,207   $  --   $--   $3,293
   2001..............................      92     1,975      --     23   2,090
   2002..............................     100       356    1,023   --    1,479
   2003..............................     --        222      --    --      222
   2004..............................     --        --       --    --      --
                                         ----    ------   ------  ----  ------
     Total...........................     278     5,760    1,023    23   7,084
   Less amount representing
    interest.........................      33       457      --    --      490
                                         ----    ------   ------  ----  ------
   Present value of minimum
    payments.........................     245     5,303    1,023    23   6,594
   Less current portion..............      68     2,904      --    --    2,972
                                         ----    ------   ------  ----  ------
     Other long-term liabilities.....    $177    $2,399   $1,023  $ 23  $3,622
                                         ====    ======   ======  ====  ======

7. Income Taxes

   The provisions (benefits) for income taxes for Fiscal years 1999, 1998 and 1997 are as follows (in thousands):

                                                          1999   1998    1997
                                                         ------ ------  -------
   Current taxes:
     Federal............................................ $5,538 $2,221  $(2,619)
     State..............................................    926    586       (3)
                                                         ------ ------  -------
                                                          6,464  2,807   (2,622)
   Deferred taxes.......................................  1,329   (763)   1,387
                                                         ------ ------  -------
       Total............................................ $7,793 $2,044  $(1,235)
                                                         ====== ======  =======

   Deferred income tax assets (liabilities) are attributable to the following for Fiscal years 1999 and 1998 (in thousands):

                                                               1999     1998
                                                              -------  -------
   Accounts receivable....................................... $   918  $   460
   Inventory.................................................    (980)  (2,239)
   Depreciation..............................................  (2,287)  (2,231)
   Accrued liabilities.......................................     868    1,568
   Pension...................................................    (576)     --
   State operating loss and credits..........................     --       367
   Minimum tax credit........................................     --       594
   Other.....................................................     321    1,188
                                                              -------  -------
     Net deferred tax liability.............................. $(1,736) $  (293)
                                                              =======  =======

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

   The net deferred tax liability is classified as follows at the end of the Fiscal years 1999 and 1998 (in thousands):

                                                               1999     1998
                                                              -------  -------
   Current asset, net........................................ $   999  $   880
   Noncurrent liability......................................  (2,735)  (1,173)
                                                              -------  -------
     Net deferred tax liability.............................. $(1,736) $  (293)
                                                              =======  =======

   No valuation allowance is required as the deferred tax assets are expected to be fully realized.

   A reconciliation of the expected tax rate at the U.S. statutory rate to the effective tax rate for the Fiscal years indicated is as follows:

                                                               1999  1998  1997
                                                               ----  ----  ----
   Federal statutory rate.....................................  35%   34%  (34)%
   State income taxes, net of federal benefit.................   9     6     (6)
   Nondeductible merger costs.................................  14   --     --
   Adjustments to prior year tax liability.................... --      1    --
   Other......................................................  (2)   (1)     6
                                                               ---   ---   ----
     Effective rate...........................................  56%   40%  (34)%
                                                               ===   ===   ====

   For state income tax purposes, the Company has utilized all net operating loss carryforwards as of Fiscal year end 1999.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

8. Capital Stock

 Stock Option Plans

   The Company has the 1995 Stock Plan, which provides for the grant of incentive and nonqualified stock options to purchase up to an aggregate of 2,250,000 shares. The Company has the 1995 Non-Employee Director Stock Option Plan that provides for the grant of options to purchase a maximum of 100,000 shares to nonemployee directors of the Company. The Company also has the 1993 Incentive Stock Option Plan under which options for up to 690,664 shares of common stock may be granted at an exercise price not less than fair market value at the date of grant. CMC's 1990 Equity Incentive Plan provides for the granting of options to purchase a maximum of 950,052 shares. Options granted under CMC's 1990 Equity Incentive Plan were converted to ACT options in conjunction with the pooling. Such activity is incorporated in the activity below. Stock option activity for the Fiscal years indicated was as follows:

                                                           Weighted- Weighted-
                                                            Average   Average
                                                Number of  Exercise    Fair
                                                 Options     Price     Value
                                                ---------  --------- ---------
   Outstanding at Beginning of Fiscal 1997.....   810,008   $ 8.18
     Granted...................................   772,750    22.97    $13.42
     Exercised.................................   (85,435)    9.57
     Forfeited.................................  (168,551)   20.31
                                                ---------   ------
   Outstanding at End of Fiscal 1997........... 1,328,772    15.06
     Granted................................... 1,246,750    12.92      6.95
     Exercised.................................   (42,290)    8.08
     Forfeited.................................  (571,578)   23.67
                                                ---------   ------
   Outstanding at End of Fiscal 1998........... 1,961,654    11.38
     Net CMC activity August 1 to December 31,
      1998.....................................    47,630    11.33
     Granted...................................   498,000    16.91     12.95
     Exercised.................................  (491,455)   11.84
     Forfeited.................................  (255,839)   13.52
                                                ---------   ------
   Outstanding at End of Fiscal 1999........... 1,759,990   $12.11
                                                =========   ======

                Options Outstanding                      Options Exercisable
      ---------------------------------------------    ---------------------------
                                      Weighted-        Weighted-
                     Range of          Average          Average        Number
      Number of      Exercise       Remaining Life     Exercise       Currently
       Options         Price          (In Years)         Price       Exercisable
      ---------     -----------     --------------     ---------     -----------
         50,267     $0.48-$0.84            2            $ 0.60          50,267
         49,266       3.70-3.96            4              3.88          49,266
        448,069       5.45-8.00            7              7.07         246,589
        302,060      8.75-12.25            7             11.08         127,552
        711,828     13.64-20.25            8             16.35         162,179
        198,500     20.74-27.13            9             22.23          11,085
      ---------                                                        -------
      1,759,990                                                        646,938
      =========                                                        =======

   The options generally vest over three- to five-year periods.

   The Company has reserved shares for future grants of common stock for issuance pursuant to the 1993 Incentive Stock Option Plan, 1995 Non-Employee Director Stock Option Plan, the 1995 Stock Plan and the 1990 Equity Incentive Plan for 450,800, 66,000, 1,012,600 and 209,400 shares, respectively.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

   In January 1998 the Board of Directors approved a vote to reprice 516,500 employee stock options. The options were originally issued between March 1997 and October 1997 and had original grant prices ranging between $14.44 and $39.25. The grant price for these options was lowered to $13.94, which reflects the market value of the stock as of the reprice date. The repriced options continue to vest according to the original grant date. No compensation expense was required to be recorded in the Consolidated Statements of Operations.

   As described in Note 1, the Company uses the intrinsic value method to measure compensation expense associated with grants of stock options to employees. Had the Company used the fair value method to measure compensation for grants made after Fiscal 1995, (including the repricing described above) pro forma net income (loss) and net income (loss) per share for fiscal years indicated would have been as follows (in thousands, except per share data):

                                                         1999   1998    1997
                                                        ------ ------  -------
   Net income (loss)................................... $4,167 $ (966) $(5,432)
                                                        ====== ======  =======
   Diluted earnings (loss) per common share............ $ 0.30 $(0.07) $ (0.43)
                                                        ====== ======  =======

   The fair value of options on their grant date was measured using the Black/Scholes option-pricing model. Key assumptions used to apply this pricing model for the fiscal years indicated are as follows:

                                                 1999       1998       1997
                                               ---------  ---------  ---------
   Risk-free interest rate....................       5.9%       5.5%       6.0%
   Expected life of option grants............. 3-5 years  3-5 years  3-5 years
   Expected volatility of underlying stock....        98%       102%        82%

   It should be noted that the option-pricing model used was designed to value readily tradable stock options with relatively short lives. The options granted to employees are not tradable and have contractual lives of up to ten years. However, management believes that the assumptions used to value the options and the model applied yield a reasonable estimate of the fair value of the grants made under the circumstances.

 Private Placement

   In 1998, CMC issued 250,000 shares of stock to two members of the board of directors in a private placement. Proceeds from the issuance totaled $3,620,000. The purchase price equaled the fair market value of the stock issued.

 Capitalization

   On May 16, 1996, CMC issued 218,018 shares of common stock with detachable warrants that entitle the holders to purchase 84,481 shares of common stock at a price of $15.00 per share. The total proceeds for the shares and warrants issued were $2,464,000 and $44,000, respectively. Due to the Company meeting specified levels of financial performance, the warrants were called during Fiscal 1997. Total proceeds from the exercise of the warrants were $1,267,000.

 Stock Purchase Plan

   On November 15, 1996, CMC's stockholders approved the Employee Stock Purchase Plan ("ESPP"). The ESPP allowed eligible employees the right to purchase common stock on a semi-annual basis at the lower of 85% of the market price at the beginning or end of each offering period. This plan was terminated as a result of the merger of ACT and CMC on July 29, 1999.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

 Common Stock and Stock Option Plan Amendments

   On July 29, 1999, the Company's shareholders approved an amendment to the Restated Articles of Organization of ACT Manufacturing, Inc. to increase the number of authorized shares of the Company's common stock, $0.01 par value, from 30,000,000 to 50,000,000.

   Also on July 29, 1999, the Company's shareholders approved an amendment to the 1995 Stock Plan increasing the aggregate number of shares which may be issued from 1,250,000 to 2,250,000 shares.

9. Employee Benefit Plans

 Retirement Benefits

   In Fiscal 1999, the Company adopted SFAS No. 132, "Employers' Disclosures about Pension and Other Postretirement Benefits." The provisions of SFAS No. 132 provide new disclosure requirements for pensions and other postretirement benefit plans, but do not change the measurement or recognition of these plans. SFAS 132 standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable and requires additional information on the changes in benefit obligations and fair values of plan assets.

   CMC maintains a defined benefit pension plan (the "Pension Plan") which covers certain hourly employees at one plant. Retirement benefits under the Pension Plan are based on an employee's length of service and a benefit formula based on year of hire. The benefit formula does not include a provision for increases in further compensation levels. Contributions to the Pension Plan are primarily based on the projected unit actuarial cost method. The Pension Plan's assets consist principally of short-term U.S. government instruments and pooled fixed income, debt and equity investment funds with several financial institutions. Effective June 1, 1994, the Company terminated the future service payments for employees; accordingly, salary increase assumptions are not applicable.

   The components of net periodic pension cost and related assumptions for Fiscal years 1999, 1998 and 1997 were as follows (in thousands):

                                                               1999  1998  1997
                                                               ----  ----  ----
   Service cost............................................... $--   $--   $--
   Interest cost..............................................  642   612   582
   Return on plan assets...................................... (688) (671) (785)
   Net amortization and deferral..............................  157   157   270
                                                               ----  ----  ----
   Net periodic pension expense............................... $111  $ 98  $ 67
                                                               ====  ====  ====
   Discount rate.............................................. 8.00% 8.25% 8.25%
   Long-term rate of return................................... 9.00% 8.00% 8.25%

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

   The following table sets forth changes in the projected benefit obligation and changes in the fair value of Plan assets at Fiscal year end (in thousands):

                                                                  1999    1998
                                                                 ------  ------
   Changes in projected benefit obligation:
   Benefit obligation at beginning of year...................... $7,712  $7,238
   CMC net activity August 1 to December 31, 1998...............  1,731     --
   Service cost.................................................    --      --
   Interest cost................................................    642     612
   Benefits paid................................................   (754)   (678)
   Loss due to census changes...................................    --      540
   Revaluation gain.............................................   (972)    --
                                                                 ------  ------
       Benefit obligation at end of year........................ $8,359  $7,712
                                                                 ======  ======

                                                                  1999    1998
                                                                 ------  ------
   Changes in plan assets:
   Fair value of plan assets at beginning of year............... $7,881  $7,375
   CMC net activity August 1 to December 31, 1998...............    (36)    --
   Actual return on plan assets.................................    949     671
   Employer contributions.......................................    394     513
   Benefits paid................................................   (754)   (678)
                                                                 ------  ------
       Fair value of plan assets at end of year................. $8,434  $7,881
                                                                 ======  ======
   Funded status................................................ $   75  $  169
   Unrecognized loss............................................  1,368   1,261
                                                                 ------  ------
       Prepaid pension cost..................................... $1,443  $1,430
                                                                 ======  ======

   Under SFAS No. 87, the portion of deferred gains and losses in excess of 10% of the projected benefit obligation is amortized as a component of net periodic pension cost. If amortization is required, the period used is the average remaining service period of active employees, which was approximately 12.39 years as of December 31, 1999.

 Savings Plans

   During Fiscal 1994, the Company adopted a savings plan for its employees pursuant to Section 401(k) of the Internal Revenue Code. Substantially all employees are eligible to participate, and the plan allows a deferral ranging from a minimum of 1% to the maximum percentage of compensation permitted by law. Company contributions to the plan are at the discretion of the Board of Directors. Contributions to the Plan were $0, $0 and $50,000 in Fiscal 1999, 1998 and 1997, respectively.

   CMC had a profit sharing savings plan (the "Savings Plan") for employees of CMC. Under the terms of the Savings Plan, employees may contribute from 2% to 16% of compensation and an additional elective amount. Effective June 30, 1994, the Company terminated matching employee contributions. The Company may also elect to make an additional discretionary profit sharing contribution. Effective January 1, 1996, the Savings Plan eligibility requirements were amended to include all full-time employees with one hour of service. The Company recorded no contributions for Fiscal 1999, 1998 and 1997.

 Medical Care and Disability Benefit Plans

   The Company is self-insured with respect to certain medical care and disability benefit plans for a percentage of its employees. The costs for such plans are charged against earnings in the period incurred. The

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES liability for health care claims was $605,000 and $661,000 at Fiscal year end 1999 and 1998, respectively, and the related expense incurred was $4,774,000, $4,265,000 and $4,897,000 for Fiscal 1999, 1998 and 1997, respectively. The
Company does not provide benefits under these plans to retired employees.

10. Major Customers and Operating Data

   Sales to Nortel Networks (formerly Bay Networks and Aptis Communication) and S-3 Corporation (formerly Diamond Multimedia) were 15% and 13%, respectively, of the Company's Fiscal 1999 net sales. In Fiscal 1998, sales to Nortel Networks and Micron Electronics were each approximately 12% of the Company's net sales. In Fiscal 1997 Nortel Networks accounted for approximately 17% of the Company's net sales. All such sales relate to the printed circuit board assembly service offering of the Company's business.

   The Company operates as a single segment within the electronics manufacturing services industry. A summary of the net sales for the Company's principal service offerings for Fiscal 1999, 1998 and 1997 are as follows (in thousands):

                                                      1999     1998     1997
                                                    -------- -------- --------
   Printed Circuit Boards.......................... $658,749 $556,348 $450,467
   Cable and Harness...............................   37,533   36,136   28,672
                                                    -------- -------- --------
                                                    $696,282 $592,484 $479,139
                                                    ======== ======== ========

11. Transactions With Related Parties

   The Company leases certain facilities and equipment from a realty trust controlled by its principal stockholder under leases that expire in Fiscal 2003. These commitments are included in Note 12. The Company pays all operating costs of the building. Total payments to the realty trust were approximately $388,000, $388,000 and $364,000 in Fiscal 1999, 1998 and 1997, respectively.

   In Fiscal 1993, the Company entered into a ten-year agreement with one of its directors for future consulting services. Payments under the agreement were approximately $302,000, $280,000 and $259,000 in Fiscal 1999, 1998 and 1997,
respectively. Future commitments under this agreement are approximately $326,000 in Fiscal 2000, $352,000 in Fiscal 2001, $380,000 in Fiscal 2002 and
$233,000 in Fiscal 2003. The agreement expires in Fiscal 2003. A noncompete agreement was also entered into with the same individual (see notes 1 and 6). Payments under this agreement were $79,000, $73,000 and $68,000 in Fiscal 1999, 1998 and 1997, respectively, with future payments totaling $279,000. All of these payments were charged to the statement of operations in the year they were incurred.

   In August 1993, CMC transferred certain assets and related liabilities associated with its telephone business to Cortelco Systems Holding Corporation ("Cortelco"). Under a manufacturing services agreement which expired in Fiscal 1998, CMC provided manufacturing services to Cortelco on a turnkey basis with prices based on cost plus 8% for telephone products and cost plus 10% for telecommunications systems products. Included in net sales for Fiscal 1999, 1998 and 1997 were sales to Cortelco totaling $25,221,000, $26,436,000 and $31,312,000, respectively. Total cost of sales for the same periods relating to these sales to Cortelco were $23,203,000, $24,321,000 and $28,807,000, respectively. CMC continues to provide services to Cortelco with prices negotiated on a per contract basis.

   In July of 1998, CMC converted certain accounts receivable from Cortelco totaling $2,000,000 into a note receivable. Under the terms of the note, Cortelco agrees to pay the balance over a three-year term with monthly payments of $50,000 plus interest. Interest accrues on the note at a rate of 9.0% per annum. CMC continues to provide credit for manufacturing services sold to Cortelco in the form of trade receivables.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

   In connection with the August 1993 transfer of assets and related liabilities to Cortelco, CMC received preferred stock in Cortelco. The Cortelco preferred stock was non-voting, had a liquidation preference of $12.50 per share and entitled the Company to dividends which were non-cumulative until August 1995 and thereafter cumulative at $0.75 per share for each year in which Cortelco earned net income of $2.0 million or more. The Company could, subject to certain restrictions, require Cortelco to redeem the preferred stock, on a pro rata basis, over a five-year period beginning August 1999. The Company recorded the preferred stock at fair value, $5,884,000 in 1995, based on the discounted cash flow of the redemption requirements. The excess cost basis of the net assets over the fair value of the preferred shares received was recorded as a distribution of capital to CMC's stockholders.

   In March 1999, the Company consented to a restructuring of certain assets of Cortelco. In connection with this restructuring, Cortelco distributed common stock of Cortelco Systems, Inc. to its stockholders on a pro rata basis. Pursuant to this distribution, CMC received its pro rata share which was equal to 6,125,302 shares of common stock of Cortelco Systems.

   During the fourth quarter of 1999, Cortelco Systems effected a 1-for-10 reverse stock split. The Company's investment in Cortelco was 612,530 shares as a result of this stock split. Also in the fourth quarter of 1999, Cortelco Systems changed its corporate name to eOn Communications Corporation ("eOn") and filed a Form S-1 for the initial public offering of common stock.

   On February 4, 2000, eOn completed an initial public offering of its common stock and the Company sold 575,000 shares of common stock in eOn for approximately $6.4 million. The accounting for the gain on the sale of the eOn investment will be recorded in the Fiscal 2000 financial statements.

12. Operating Lease Commitments

   The Company leases various plant and office equipment under noncancelable operating leases expiring through 2007. Rent expense in Fiscal 1999, 1998 and 1997 was approximately $17,628,000, $14,276,000 and $9,361,000, respectively.
The future minimum rental payments under these leases over the next five years are approximately as follows (in thousands):

                                                  Related-
                                                    Party       Other
                                                 Commitments Commitments  Total
                                                 ----------- ----------- -------
   2000.........................................   $  364      $19,109   $19,473
   2001.........................................      364       14,605    14,969
   2002.........................................      364       10,795    11,159
   2003.........................................      196        8,045     8,241
   2004.........................................      --         3,420     3,420
                                                   ------      -------   -------
       Total....................................   $1,288      $55,974   $57,262
                                                   ======      =======   =======

   The Company has equipment lease lines of approximately $13.0 million available for purchases of manufacturing equipment, computer hardware and software and furniture.

13. Contingencies

   On June 15, 1999, we received written notice from legal counsel for the Lemelson Medical, Education & Research Foundation, Limited Partnership alleging that we were infringing certain patents held by the Lemelson Foundation Partnership and offering to license such patents to us. We entered into a perpetual patent license agreement with the Lemelson Foundation Partnership in February 2000.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

   On February 27, 1998, the Company and several of the Company's officers and directors were named as defendants in a purported securities class action lawsuit filed in the United States District Court for the District of Massachusetts. The plaintiffs amended the complaint on October 16, 1998. The plaintiffs purport to represent a class of all persons who purchased or otherwise acquired the Company's common stock in the period from April 17, 1997 through March 31, 1998. The amended complaint alleges, among other things, that the defendants knowingly made misstatements to the investing public about the value of the Company's inventory and the nature of its accounting practices. On December 15, 1998, the Company filed a motion to dismiss the case in its entirety based on the pleadings. The Company's motion to dismiss the purported securities class action lawsuit was granted without prejudice on May 27, 1999, and the case was closed by the Court on June 1, 1999. On June 28, 1999, the plaintiffs filed a motion with the Court seeking permission to file a second amended complaint. The Company opposed that motion. On July 13, 1999, the Court denied the plaintiffs' motion to amend, noting "final judgment having entered in the case." On July 26, 1999, the plaintiffs filed a motion with the Court asking the Court to extend the 30-day period for filing an appeal of its ruling dismissing the case. The Company opposed that motion as well, and the Court denied the motion on August 10, 1999. The plaintiffs have filed an appeal with the United States Court of Appeals for the First Circuit requesting that the Court of Appeals reverse each of the orders described above. The parties have briefed the issues before the Court of Appeals. The Company believes the claims asserted in this action, and the plaintiffs' pending appeal, are without merit and intends to continue to defend itself vigorously in this action. The Company further believes that this litigation will not have a material adverse effect on the Company's business and results of operations, although the Company cannot assure you as to the ultimate outcome of these matters.

   In December 1993, CMC Industries retained the services of a consultant to assist in quantifying the potential exposure to CMC in connection with clean-up and related costs of a former manufacturing site. This site is commonly known as the ITT Telecommunications site in Milan, Tennessee. The consultant initially estimated that the cost to remove and dispose of the contaminated soil would be approximately $200,000. CMC subsequently entered into a voluntary agreement to investigate the site with the Tennessee Department of Environment and Conservation. In addition, CMC agreed to reimburse a tenant of the site $115,000 for expenditures previously incurred to investigate environmental conditions at the site. CMC recorded a total provision of $320,000 based on these estimates. In Fiscal 1995, an environmental consultant estimated that the cost of a full study combined with short- and long-term remediation of the site may cost between $3.0 and $4.0 million. Subsequent environmental studies done in 1999 have estimated such costs as between $750,000 and $3.5 million. During CMC's Fiscal 1996, the State of Tennessee's Department of Environment and Conservation named certain potentially responsible parties in relation to the former facility. CMC was not named as a potentially responsible party. However, Alcatel, Inc., a potentially responsible party named by the State of Tennessee's Department of Environment and Conservation and a former owner of CMC, sought indemnification from CMC under the purchase agreement by which CMC acquired the stock of one of the operators of the facility. To date, Alcatel has not filed any legal proceedings to enforce its indemnification claim. However, Alcatel could initiate such proceedings and other third parties could assert claims against the Company relating to remediation of the site. We have entered into an agreement with Alcatel pursuant to which the statute of limitations on its indemnification claim is tolled for a period of time. In the event any proceedings are initiated or any claims made, the Company would defend itself vigorously but defense or resolution of this matter could negatively impact the Company's financial position and results of operations.

   In connection with a Fiscal 1996 staff reduction by CMC, a number of terminated employees subsequently claimed that CMC had engaged in age discrimination in their dismissal and sought damages of varying amounts. CMC defended the actual and threatened claims vigorously during Fiscal 1998 incurring approximately $275,000 in legal costs over the course of the year. On August 6, 1998, a judgment was rendered in the favor of one plaintiff, in the amount of $127,000 which CMC subsequently settled for $112,000. A second plaintiff's claim for $53,000 was filed and subsequently settled for $48,500. The Equal

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

Employment Opportunity Commission ("EEOC") negotiated with CMC to reach a monetary settlement for other potential claimants. Without admitting any liability, CMC entered into a Conciliation Agreement with the EEOC and agreed to pay approximately $500,000 to settle all such claims and limit future litigation costs. As a result of these events and the significant ongoing costs to defend these claims, in October 1998, CMC concluded that its interest would be best served to settle all such matters. CMC reserved $975,000 to resolve all such claims, which represented its best estimate of funds to ultimately be paid to such claimants. This charge was recorded in CMC's Fiscal year ended July 31, 1998.

   From time to time, the Company is also subject to claims or litigation incidental to its business. The Company does not believe that any incidental claims or litigation will have a material adverse effect on its results of operations.

14. Subsequent Event

   On March 15, 2000, the Company signed a pre-tender agreement (the "Agreement") to acquire GSS Array Technology Public Company Limited ("GSS Thailand"). As part of the Agreement, certain of GSS Thailand's principal shareholders have agreed to tender all their issued shares and outstanding options to the Company. GSS Thailand is a Thai-based contract electronics manufacturing company and is listed on the Stock Exchange of Thailand. The acquisition is subject to various closing conditions and is expected to close in the third quarter of fiscal 2000.

   Under the terms of the Agreement, GSS Thailand would be delisted from the Stock Exchange of Thailand and ACT would then make a cash tender offer for all issued shares and outstanding options of GSS Thailand for approximately $93.3 million in cash. Upon the closing of the acquisition, ACT would assume on-going relationships with GSS Thailand customers and will retain certain GSS Thailand management to support this additional operation.

15. Selected Quarterly Financial Data (unaudited):

   Summarized quarterly financial data are as follows (in thousands, except per share amounts):

                                                  Fiscal 1999 Quarters
                                           ------------------------------------
                                            First    Second   Third     Fourth
                                           -------- -------- --------  --------
   Net sales.............................. $145,947 $157,519 $180,105  $212,711
   Gross profit...........................   10,436   11,060   14,822    18,108
   Net income (loss)......................    1,850    1,028   (1,748)    5,104
   Earnings (loss) per share:
     Basic................................ $   0.14 $   0.08 $  (0.13) $   0.35
     Diluted.............................. $   0.14 $   0.08 $  (0.13) $   0.33
                                                  Fiscal 1998 Quarters
                                           ------------------------------------
                                            First    Second   Third     Fourth
                                           -------- -------- --------  --------
   Net sales.............................. $151,569 $162,604 $137,452  $140,859
   Gross profit...........................    7,530    9,182    9,529     9,904
   Net income.............................      164    1,130    1,219       580
   Earnings per share:
     Basic................................ $   0.01 $   0.09 $   0.10  $   0.05
     Diluted.............................. $   0.01 $   0.09 $   0.09  $   0.04

   The Company's third quarter Fiscal 1999 net loss includes $5,601,000 of non-tax deductible merger costs incurred in connection with the Company's merger with CMC.

                                   * * * * *

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (unaudited--in thousands, except per share data)

                                                                Three Months
                                                               Ended March 31,
                                                              -----------------
                                                                2000     1999
                                                              -------- --------
Net sales.................................................... $229,088 $145,947
Cost of goods sold...........................................  209,089  135,511
                                                              -------- --------
Gross profit.................................................   19,999   10,436
Selling, general and administrative expenses.................    9,323    6,314
                                                              -------- --------
Operating income.............................................   10,676    4,122
Interest and other expense, net..............................      593    1,030
                                                              -------- --------
Income before provision for income taxes.....................   10,083    3,092
Provision for income taxes...................................    3,933    1,242
                                                              -------- --------
Net income................................................... $  6,150 $  1,850
                                                              ======== ========
Basic net income per common share............................ $   0.37 $   0.14
                                                              ======== ========
Diluted net income per common share.......................... $   0.35 $   0.14
                                                              ======== ========
Weighted average shares outstanding--basic...................   16,546   12,881
Weighted average shares outstanding--diluted.................   17,645   13,384

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                           (unaudited--in thousands)

                                                                  Three Months
                                                                   Ended March
                                                                       31,
                                                                  --------------
                                                                   2000    1999
                                                                  ------  ------
Net income....................................................... $6,150  $1,850
Other comprehensive (loss) income:
  Foreign currency translation adjustment........................   (176)    127
                                                                  ------  ------
Comprehensive income............................................. $5,974  $1,977
                                                                  ======  ======


  The accompanying notes are an integral part of these condensed consolidated financial statements.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                       (Unaudited)
                                                        March 31,  December 31,
                                                          2000         1999
                                                       ----------- ------------
                        ASSETS
CURRENT ASSETS:
  Cash and cash equivalents...........................  $  6,290     $  4,558
  Accounts receivable, net............................   189,398      160,830
  Inventory...........................................   200,154      171,762
  Deferred tax asset..................................     1,252        1,252
  Prepaid expenses and other assets...................     5,599        2,925
                                                        --------     --------
    Total current assets..............................   402,693      341,327
PROPERTY AND EQUIPMENT--Net...........................    37,139       38,047
INVESTMENT IN AND ADVANCE TO AFFILIATE................       762        6,434
GOODWILL--Net.........................................    10,098       10,334
OTHER ASSETS--Net.....................................     8,307        6,184
                                                        --------     --------
    TOTAL.............................................  $458,999     $402,326
                                                        ========     ========
         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt and other
   liabilities........................................  $  5,013     $  4,097
  Accounts payable....................................   157,593      153,764
  Accrued compensation and related taxes..............     5,256        3,769
  Deferred tax liability..............................       253          253
  Accrued expenses and other..........................     7,366        9,024
                                                        --------     --------
    Total current liabilities.........................   175,481      170,907
LONG-TERM DEBT--Less current portion..................    92,292       46,933
DEFERRED TAX LIABILITY................................     2,735        2,735
OTHER LONG-TERM LIABILITIES...........................     2,816        3,622
CONTINGENCIES (Note 8)................................
STOCKHOLDERS' EQUITY:
  Common stock........................................       167          165
  Additional paid-in capital..........................   159,457      157,887
  Accumulated other comprehensive loss................      (813)        (637)
  Retained earnings...................................    26,864       20,714
                                                        --------     --------
    Total stockholders' equity........................   185,675      178,129
                                                        --------     --------
    TOTAL.............................................  $458,999     $402,326
                                                        ========     ========


  The accompanying notes are an integral part of these condensed consolidated financial statements.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (unaudited--in thousands)

                                                                Three Months
                                                                Ended March
                                                                    31,
                                                               ---------------
                                                                2000     1999
                                                               -------  ------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income.................................................... $ 6,150  $1,850
 Adjustments to reconcile net income to net cash used for
  operating activities:
  Depreciation and amortization...............................   2,193   1,877
  Gain on the sale of investment in affiliate.................    (894)    --
  Increase (decrease) in cash from:
    Accounts receivable....................................... (28,662) (3,343)
    Inventory................................................. (28,479)  6,401
    Prepaid expenses and other assets.........................  (2,674)    871
    Accounts payable..........................................   3,829  (9,731)
    Accrued expenses and other................................    (171) (1,038)
                                                               -------  ------
      Net cash used for operating activities.................. (48,708) (3,113)
                                                               -------  ------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Acquisition of property and equipment........................  (1,184) (1,942)
 Proceeds from the sale of investment in affiliate............   6,417     --
 Increase in other assets.....................................  (2,124)     (3)
                                                               -------  ------
      Net cash provided by (used for) investing activities....   3,109  (1,945)
                                                               -------  ------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net borrowings under line-of-credit agreements...............  45,734   1,174
 Repayments on term loan......................................    (250)    --
 Decrease in other liabilities................................     (15)   (517)
 Net proceeds from sale of stock..............................   1,572     739
                                                               -------  ------
      Net cash provided by financing activities...............  47,041   1,396
                                                               -------  ------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND EQUIVALENTS.......     290      43
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..........   1,732  (3,619)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR..................   4,558   6,406
                                                               -------  ------
CASH AND CASH EQUIVALENTS, END OF PERIOD...................... $ 6,290  $2,787
                                                               =======  ======


  The accompanying notes are an integral part of these condensed consolidated financial statements.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies

   The unaudited interim condensed consolidated financial statements furnished herein reflect all adjustments, which in the opinion of management are of a normal recurring nature, necessary to fairly state ACT Manufacturing, Inc. and subsidiaries' (the "Company") financial position, cash flows and the results of operations for the periods presented and have been prepared on a basis substantially consistent with the audited consolidated financial statements.

   The results of operations for the interim periods are not necessarily indicative of the results of operations to be expected for the fiscal year. These interim condensed consolidated financial statements should be read in conjunction with the Company's Annual Report on Form 10-K for the period ending December 31, 1999 filed with the Securities and Exchange Commission.

2. Pending Acquisition

   On March 15, 2000, the Company signed a pre-tender agreement (the "Agreement") to acquire GSS Array Technology Public Company Limited ("GSS Thailand"). As part of the Agreement, certain of GSS Thailand's principal shareholders have agreed to tender all their issued shares and outstanding options to the Company. GSS Thailand is a Thai-based contract electronics manufacturing company and is listed on the Stock Exchange of Thailand. The acquisition is subject to various closing conditions and is expected to close in the third quarter of fiscal 2000.

   Under the terms of the Agreement, GSS Thailand would be delisted from the Stock Exchange of Thailand and ACT would then make a cash tender offer for all issued shares and outstanding options of GSS Thailand for approximately $93.3 million in cash. Upon the closing of the acquisition, ACT would assume on-going relationships with GSS Thailand customers and will retain certain GSS Thailand management to support this additional operation.

   On April 28, 2000, approximately 84% of GSS Thailand shareholders voted to delist their company from the Stock Exchange of Thailand in a general shareholder meeting.

3. Bank Financing

   On July 29, 1999, the Company executed an Amended and Restated Credit Agreement for a new $107.0 million Senior Secured Credit Facility ("Credit Facility") with a group of banks led by The Chase Manhattan Bank as agent ("Agent") to replace the Company's previous credit facilities with the banks. This new Credit Facility provides for a $7.0 million, five-year Term Loan ("Term Loan") and a $100.0 million five-year Line of Credit ("Revolving Credit Facility"), both of which are secured by substantially all of the assets of the Company. At March 31, 2000, $87.0 million of the Credit Facility was utilized and an additional $13.0 million was available for use based upon the applicable borrowing base and the full term loan was utilized. At March 31, 2000, the interest rate on the $7.0 million term loan was 7.89% and the rate on the line of credit was 8.75%. The Term Loan shall amortize at a rate of $1.0 million per year for the first year and $1.5 million per year for years two through five. The Revolving Credit Facility provides for borrowings up to an aggregate amount of $100.0 million, limited to a certain percentage of qualified accounts receivable and qualified inventory. Interest is payable monthly. For the Term Loan, the Company may choose an interest rate of either (i) 2.5% above the prevailing London Interbank Offering rate ("LIBOR"), or (ii) 0.5% above the prime rate as announced by the Agent. For the Revolving Credit Facility, the Company may choose an interest rate of either (i) 2.25% above the prevailing LIBOR rate, or (ii) 0.25% above the prime rate as announced by the Agent. In addition to certain other prohibited actions, the Credit Facility limits capital expenditures by the Company and prohibits the payment of cash dividends on the Company's common stock. The Credit Facility requires the Company to maintain certain minimum fixed charge coverage ratios and maximum leverage ratios. Outstanding borrowings under the Credit Facility are secured primarily by the Company's accounts receivable, inventories, machinery and equipment.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

4. Inventory

   Inventory consisted of the following at the dates indicated (in thousands):

                                                          March 31, December 31,
                                                            2000        1999
                                                          --------- ------------
   Raw material.......................................... $165,096    $125,869
   Work in process.......................................   33,386      42,039
   Finished goods........................................    1,672       3,854
                                                          --------    --------
     Total............................................... $200,154    $171,762
                                                          ========    ========

5. Net Income per Common Share

   Basic net income per common share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income per common share reflects the potential dilution as if common equivalent shares outstanding (common stock options) were exercised and converted into common stock unless the effect of such equivalent shares was antidilutive.

   A reconciliation of net income per common share and the weighted average shares used in the earnings per share ("EPS") calculations for the periods indicated is as follows (in thousands, except per share data):

                                                                          Per
                                               Net income     Shares     Share
                                               (Numerator) (Denominator) Amount
                                               ----------- ------------- ------
   Three Months Ended March 31, 2000
     Basic....................................   $6,150       16,546     $ 0.37
                                                 ======
     Effect of stock options..................                 1,099      (0.02)
                                                              ------     ------
     Diluted..................................   $6,150       17,645     $ 0.35
                                                 ======       ======     ======
   Three Months Ended March 31, 1999
     Basic....................................   $1,850       12,881     $ 0.14
                                                 ======
     Effect of stock options..................                   503        --
                                                              ------     ------
     Diluted..................................   $1,850       13,384     $ 0.14
                                                 ======       ======     ======

   All outstanding options to purchase common stock were included in the computation of diluted EPS at March 31, 2000.

6. Operating Data

   The Company operates within a single segment of the electronics manufacturing services industry. The Company organizes itself as one segment reporting to the Company's chief decision maker.

   A summary of the principal service offerings' net sales for the three months ended March 31, 2000 and 1999 is as follows (in thousands):

                                                                 Three Months
                                                                Ended March 31,
                                                               -----------------
                                                                 2000     1999
                                                               -------- --------
   Printed circuit boards..................................... $220,431 $137,981
   Cable and harness..........................................    8,657    7,966
                                                               -------- --------
     Total.................................................... $229,088 $145,947
                                                               ======== ========

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

7. Recently Issued Financial Accounting Standard

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended in June 1999 and effective for the fiscal years beginning after June 15, 2000. The new standard requires that all companies record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. Management is currently assessing the impact of SFAS No. 133 on the consolidated financial statements of the Company. The Company will adopt this accounting standard on January 1, 2001, as required.

8. Contingencies

   On February 27, 1998, our company and several of our officers and directors were named as defendants in a purported securities class action lawsuit filed in the United States District Court for the District of Massachusetts. The plaintiffs amended the complaint on October 16, 1998. The plaintiffs purport to represent a class of all persons who purchased or otherwise acquired our common stock in the period from April 17, 1997 through March 31, 1998. The amended complaint alleges, among other things, that the defendants knowingly made misstatements to the investing public about the value of our inventory and the nature of our accounting practices. On December 15, 1998, we filed a motion to dismiss the case in its entirety based on the pleadings. Our motion to dismiss was granted without prejudice on May 27, 1999 and the case was closed by the court on June 1, 1999. On June 29, 1999, the plaintiffs filed a motion with the court seeking permission to file a second amended complaint. We opposed that motion. On July 13, 1999, the court denied the plaintiffs' motion to amend, noting "final judgment having entered in the case." On July 26, 1999, the plaintiffs filed a motion with the court asking the court to extend the 30-day period for filing an appeal of its ruling dismissing the case. We opposed that motion as well, and the court denied the motion on August 10, 1999. The plaintiffs filed an appeal with the United States Court of Appeals for the First Circuit requesting that the Court of Appeals reverse each of the orders described above. In an opinion dated May 5, 2000, the Court of Appeals affirmed in all respects the orders of the District Court that the plaintiffs had appealed.

   In December 1993, CMC Industries retained the services of a consultant to assist in quantifying the potential exposure to CMC in connection with clean-up and related costs of a former manufacturing site. This site is commonly known as the ITT Telecommunications site in Milan, Tennessee. The consultant initially estimated that the cost to remove and dispose of the contaminated soil would be approximately $200,000. CMC subsequently entered into a voluntary agreement to investigate the site with the Tennessee Department of Environment and Conservation. In addition, CMC agreed to reimburse a tenant of the site $115,000 for expenditures previously incurred to investigate environmental conditions at the site. CMC recorded a total provision of $320,000 based on these estimates. In fiscal 1995, an environmental consultant estimated that the cost of a full study combined with short and long term remediation of the site may cost between $3.0 and $4.0 million. Subsequent environmental studies done in 1999 have estimated such costs as between $750,000 and $3.5 million. During CMC's fiscal 1996, the State of Tennessee's Department of Environment and Conservation named certain potentially responsible parties in relation to the former facility. CMC was not named as a potentially responsible party. However, Alcatel, Inc., a potentially responsible party named by the State of Tennessee's Department of Environment and Conservation and a former owner of CMC, sought indemnification from CMC under the purchase agreement by which CMC acquired the stock of one of the operators of the facility. To date, Alcatel has not filed any legal proceedings to enforce its indemnification claim. However, Alcatel could initiate such proceedings and other third parties could assert claims against us relating to remediation of the site. We have entered into an agreement with Alcatel pursuant to which the statute of limitations on their indemnification claim is tolled for a period of time. In the event any proceedings are initiated or any claim is made, we would defend ourselves vigorously but defense or resolution of this matter could negatively impact our financial position and results of operations.

                    ACT MANUFACTURING, INC. AND SUBSIDIARIES

   On June 15, 1999, we received written notice from legal counsel for the Lemelson Medical, Education & Research Foundation, Limited Partnership alleging that we are infringing certain patents held by the Lemelson Foundation Partnership and offering to license such patents to us. We entered into a patent license agreement with the Lemelson Foundation Partnership in February 2000.

   From time to time, we are also subject to claims or litigation incidental to our business. We do not believe that any incidental claims or litigation will have a material adverse effect on our results of operations.

9. Subsequent Events

   In April and May 2000, the Company received net proceeds of approximately $95.6 million from the sale of 7% Convertible Subordinated Notes due April 15, 2007 (the "Notes") in a private placement. The Notes are general unsecured obligations of the Company and are subordinated in right of payment to all the Company's existing and future senior indebtedness. Interest payments are due on the Notes on April 15 and October 15 of each year. The proceeds of this convertible debt offering are intended to fund the acquisition of GSS Thailand. Until allocated for specific use, the net proceeds from this offering have been invested in short-term, interest-bearing, investment grade securities.

   Effective May 12, 2000, the Credit Facility was amended to increase the amount available under the Revolving Credit Facility to $125.0 million. All of the terms of the agreement as described in Note 3 remain unchanged.

   On July 12, 2000, the Company entered a Share Purchase Agreement with Bull and Bull S.A. for the purchase of all of the issued shares of Bull Electronics Angers S.A. for approximately $56.6 million.

   On June 29, 2000, we entered into a Credit Agreement with a syndicate of financial institutions led by Chase Manhattan Bank as administrative agent. The Credit Agreement provides that the lenders will make available to us up to $150.0 million of revolving loans (up to $20.0 million of which we may use in a variety of currencies, and the balance of which we may use in U.S. dollars) and up to $100.0 million of term loans (up to $75.0 million of which we may use to acquire BEA, and $25.0 million of which we may use to acquire GSS Thailand).

   The revolving loans are subject to a borrowing base formula, under which we may borrow up to specified percentages of the value of various categories of our assets, including accounts receivable, inventory, machinery and equipment. We may elect to have interest on revolving loans and term loans payable either monthly or quarterly, at an interest rate based on either the prime rate of Chase Manhattan Bank or the prevailing rates in the Eurocurrency market. We must repay all revolving loans by June 29, 2005. We must borrow all term loans by September 30, 2000, and repay them in quarterly installments from December 31, 2000 through June 29, 2005.

   The Credit Agreement requires us to meet certain financial conditions, including net worth and the ratio of each of total debt, senior secured debt and interest and other fixed charges, to earnings. In addition, the Credit Agreement limits our ability to incur debt, grant liens, dispose of our properties, pay dividends, make capital expenditures or investments or enter into mergers or acquisitions.

                       REPORT OF THE INDEPENDENT AUDITORS

To the Shareholders and Board of Directors
GSS Array Technology Public Company Limited

   We have audited the accompanying consolidated balance sheets of GSS Array Technology Public Company Limited and its subsidiaries as at November 24, 1999 and 1998, and the related consolidated statements of operations, changes in shareholders' equity, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of GSS Array Technology Public Company Limited and its subsidiaries as at November 24, 1999 and 1998, and the results of operations, the changes in shareholders' equity, retained earnings and the cash flows for the years then ended in conformity with generally accepted accounting principles in Thailand.

   Generally accepted accounting principles in Thailand do not conform to those in the United States of America. A description of the significant differences between these two generally accepted accounting principles and the approximate effects of these differences on net income (loss) and shareholders' equity are set forth in Note 28 to the consolidated financial statements.

   The accompanying financial statements have been prepared on the going concern basis, which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business. As discussed in Note 1 to the financial statements, the Company was unable to comply with certain loan covenants in its loan agreements with banks as at November 24, 1999 and 1998 and has suffered operating loss in 1999 and 1998. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management plans in regards to these matters and also described in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty. In addition, the financial and economic uncertainty in the Asia and Pacific region has affected to a certain extent, and may continue to affect, the operations of the Company.

   Our audits also comprehended the convenience translation of the Thai Baht amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2.4. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

                                          /s/ Deloitte Touche Tohmatsu Jaiyos

Bangkok, Thailand
December 24, 1999
(June 30, 2000 as to Notes 1, 2.4, 28, 29 and 30)

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                               As at November 24,

                                                        1999            1998
                                                 -------------------  ---------
                                                  BAHT'000   US$'000  BAHT'000
                    Assets
Current Assets
 Cash in hand and at banks (Note 4.1) .........     359,354    9,262    101,965
 Short-term investments (Note 6) ..............      27,168      700     18,608
 Trade accounts and notes receivable (Note 7)
  .............................................     969,684   24,992  1,032,750
 Less Allowance for doubtful accounts (Notes
  3.3 and 7) ..................................    (323,771)  (8,345)  (259,541)
                                                 ----------  -------  ---------
 Net trade accounts and notes receivable.......     645,913   16,647    773,209
                                                 ----------  -------  ---------
 Inventories (Notes 3.4 and 8) ................     966,015   24,897  1,509,182
 Other current assets
 Other receivable..............................      17,249      445     10,225
 Receivable from Revenue Department............      16,531      426      8,808
 Deposit in an Escrow Trust account (Note 9)...      19,623      505        --
 Others........................................      39,172    1,010     61,617
                                                 ----------  -------  ---------
  Total Current Assets.........................   2,091,025   53,892  2,483,614
                                                 ----------  -------  ---------
Property, Plant and Equipment (Notes 3.5 and
 10)...........................................     693,932   17,885  1,013,110
Other Assets
 Property for disposal (Notes 3.6 and 11) .....     315,706    8,137    343,733
 Loan to director (Note 22.1) .................      23,985      618     22,513
 Others........................................       5,547      143      6,192
                                                 ----------  -------  ---------
  Total Assets.................................   3,130,195   80,675  3,869,162
                                                 ==========  =======  =========
     Liabilities and Shareholders' Equity
Current Liabilities
 Bank overdrafts and loans from financial
  institutions (Note 14) ......................     939,770   24,221  1,406,933
 Trade accounts and notes payable..............   1,066,129   27,478    968,511
 Current portion of long-term liabilities (Note
  15) .........................................      13,710      353     36,752
 Long-term liabilities converted to current
  liabilities according to contracts (Note
  15)..........................................     434,921   11,209    582,444
 Other current liabilities
 Accrued salary and bonus......................      54,487    1,404     92,896
 Others........................................     184,335    4,751     86,759
                                                 ----------  -------  ---------
  Total Current Liabilities....................   2,693,352   69,416  3,174,295
                                                 ----------  -------  ---------
Long-Term Liabilities (Note 15) ...............     150,810    3,887     62,195
Other Liabilities
 Provision for income tax......................       1,996       51        --
 Deferred tax liability (Note 3.8).............         950       24        --
                                                 ----------  -------  ---------
  Total Liabilities............................   2,847,108   73,378  3,236,490
                                                 ----------  -------  ---------
Shareholders' Equity
Share Capital (Note 16) .......................
 Authorized share capital--22,050,000 ordinary
  shares of Baht 10.00 each....................
 Issued and paid-up capital 21,075,900 ordinary
  shares of Baht 10.00 each, fully paid........     210,759    5,432    210,759
Premium on Share Capital.......................     967,277   24,930    967,277
Retained Earnings (Deficit)....................
 Appropriated Statutory reserve (Note 18) .....      21,000      542     21,000
 Unappropriated (deficit)......................  (1,001,613) (25,815)  (684,026)
Accumulated Foreign Currency Translation
 Adjustments (Note 2.3) .......................      85,664    2,208    117,662
                                                 ----------  -------  ---------
  Total Shareholders' Equity...................     283,087    7,297    632,672
                                                 ----------  -------  ---------
Total Liabilities and Shareholders' Equity.....   3,130,195   80,675  3,869,162
                                                 ==========  =======  =========

 Notes to the consolidated financial statements form an integral part of these statements.

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                        For the Year Ended November 24,

                                                       1999              1998
                                                --------------------  ----------
                                                 BAHT'000   US$'000    BAHT'000
Revenues
  Sales........................................  9,397,339   242,199   9,766,347
  Gain on exchange.............................        --        --       60,548
  Other income.................................     33,808       871      52,496
                                                ----------  --------  ----------
      Total Revenues...........................  9,431,147   243,070   9,879,391
                                                ----------  --------  ----------
Expenses
  Cost of sales................................  8,780,789   226,309   9,165,049
  Selling and administrative expenses..........    608,432    15,681     642,360
  Interest expenses............................    198,452     5,115     227,693
                                                ----------  --------  ----------
      Total Expenses...........................  9,587,673   247,105  10,035,102
                                                ----------  --------  ----------
Loss Before Unusual or Infrequent Items and
 Income Tax....................................   (156,526)   (4,035)   (155,711)
Unusual or Infrequent Items
  Discontinued operations of subsidiaries
    Loss on disposal of a business (Note 25)...     92,856     2,393         --
    Impairment of assets not sold (Note 25)....     66,129     1,704         --
  Loss on early termination of assets (Notes 10
   and 11)........................................     --        --       47,527
  Write off of goodwill (Notes 3.7 and 12)........     --        --      404,940
  Provision for bad debts (Note 7)................     --        --      251,057
  Provision for obsolete inventory (Note 8).......     --        --      183,280
                                                ----------  --------  ----------
Loss Before Income Tax.........................   (315,511)   (8,132) (1,042,515)
Income Tax.....................................      2,076        53      69,289
                                                ----------  --------  ----------
Net Loss.......................................   (317,587)   (8,185) (1,111,804)
                                                ==========  ========  ==========
(Loss) Per Share (Note 3.11)....................Baht(15.07).US$(0.39).Baht(52.75)


 Notes to the consolidated financial statements form an integral part of these statements.

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                        FOR THE YEAR ENDED NOVEMBER 24,

                                                     1999             1998
                                              -------------------  ----------
                                              Baht' 000   US$'000   Baht'000
Share Capital
Ordinary shares
  Beginning balance..........................    210,759    5,432     210,000
  Additions..................................                 --          759
                                              ----------  -------  ----------
  Ending balance.............................    210,759    5,432     210,759
                                              ----------  -------  ----------
Premiums on Share Capital
Premiums on ordinary shares
  Beginning balance..........................    967,277   24,930     965,000
  Additions..................................        --       --        2,277
                                              ----------  -------  ----------
  Ending balance.............................    967,277   24,930     967,277
                                              ----------  -------  ----------
Retained Earnings (deficit)
Appropriated Statutory reserve
  Beginning balance..........................     21,000      542      21,000
                                              ----------  -------  ----------
  Ending balance.............................     21,000      542      21,000
                                              ----------  -------  ----------
Unappropriated
  Beginning balance..........................   (684,026) (17,630)    427,778
  Additions (decrease).......................   (317,587)  (8,185) (1,111,804)
                                              ----------  -------  ----------
  Ending balance............................. (1,001,613) (25,815)   (684,026)
                                              ----------  -------  ----------
Accumulated Foreign Currency Translation
 Adjustment
  Beginning balance..........................    117,662    3,033      66,172
  Additions (decrease).......................    (31,998)    (825)     51,490
                                              ----------  -------  ----------
  Ending balance.............................     85,664    2,208     117,662
                                              ----------  -------  ----------
    Total Shareholders' Equity...............    283,087    7,297     632,672
                                              ==========  =======  ==========


 Notes to the consolidated financial statements form an integral part of these statements.

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                        For the Year Ended November 24,

                                                      1999             1998
                                               -------------------  ----------
                                                Baht'000   US$'000   Baht'000
Unappropriated Retained Earnings (Deficit)
  Beginning Balance...........................   (684,026) (17,630)    427,778
  Net loss....................................   (317,587)  (8,185) (1,111,804)
                                               ----------  -------  ----------
  Total Unappropriated Retained Earnings
   (Deficit).................................. (1,001,613) (25,815)   (684,026)
                                               ----------  -------  ----------
Appropriated Retained Earnings
  Statutory reserve...........................     21,000      542      21,000
                                               ----------  -------  ----------
  Total Appropriated Retained Earnings........     21,000      542      21,000
                                               ----------  -------  ----------
Total Retained Earnings (Deficit).............   (980,613) (25,273)   (663,026)
                                               ==========  =======  ==========



 Notes to the consolidated financial statements form an integral part of these statements.

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        For the Year Ended November 24,

                                                       1999            1998
                                                 -----------------  ----------
                                                 BAHT'000  US$'000   BAHT'000
Cash Flows from Operating Activities
 Net loss....................................... (317,587)  (8,185) (1,111,804)
 Adjustments to reconcile net loss to net cash
  provided (used) by operating activities:
   Discontinued operations of subsidiaries:
    Loss on disposal of a business..............   92,856    2,393         --
    Impairment of assets not sold...............   66,129    1,704         --
   Allowance for doubtful accounts..............   70,037    1,805     252,773
   Inventory reserve............................  131,264    3,383     263,904
   Depreciation and amortization................  272,369    7,020     275,669
   Amortization of goodwill.....................      --       --      404,940
   Net decrease (increase) in deferred income
    tax.........................................      --       --       73,767
   Net unrealized loss (gain) on exchange.......   18,603      480     (73,671)
   Loss on disposal of assets...................   55,341    1,426      49,311
                                                 --------  -------  ----------
   Income from operations before changes in
    operating assets and liabilities............  389,012   10,026     134,889
 (Increase) Decrease in operating assets........
   Trade accounts and notes receivable..........   20,621      531       9,009
   Inventories..................................  (16,035)    (413)    136,114
   Other current assets.........................  (26,031)    (671)     25,520
   Other assets.................................     (827)     (21)      1,509
 Increase (Decrease) in operating liabilities...
   Trade accounts and notes payable.............   81,695    2,106    (303,498)
   Other current liabilities....................   21,366      551    (122,198)
   Other liabilities............................    2,945       76     (10,338)
                                                 --------  -------  ----------
   Net cash provided (used) by operating
    activities..................................  472,746   12,185    (128,993)
                                                 --------  -------  ----------
Cash Flows from Investing Activities
 Cash received from disposal of a business of a
  subsidiary....................................  500,896   12,910         --
 (Increase) Decrease in deposit with maturity of
  more than 3 months............................   (8,560)    (221)     (8,608)
 Purchase of property, plant and equipment...... (147,569)  (3,803)    (48,320)
                                                 --------  -------  ----------
  Net cash provided (used) by investing
   activities...................................  344,767    8,886     (56,928)
                                                 --------  -------  ----------
Cash Flows from Financing Activities
 Increase (Decrease) in bank overdrafts and
  loans from financial institutions............. (471,983) (12,165)    433,780
 Increase (Decrease) in long-term loans.........  (56,143)  (1,447)   (345,549)
 Increase in share capital......................      --       --        3,036
                                                 --------  -------  ----------
  Net cash provided (used) by financing
   activities................................... (528,126) (13,612)     91,267
                                                 --------  -------  ----------
Translation Adjustment..........................  (31,998)    (825)     51,490
                                                 --------  -------  ----------
Net increase (decrease) in cash and cash
 equivalents....................................  257,389    6,634     (43,164)
Cash and cash equivalents at the beginning of
 year...........................................  101,965    2,628     145,129
                                                 --------  -------  ----------
Cash and cash equivalents at the end of year....  359,354    9,262     101,965
                                                 ========  =======  ==========

 Notes to the consolidated financial statements form an integral part of these statements.

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 For the Year Ended November 24, 1999 and 1998

1. Economic Turmoil in Asia-Pacific Region and Going Concern Considerations

   Many Asia-Pacific countries, including Thailand, experienced severe economic difficulties relating to currency devaluations, volatile stock markets, and slowdown in growth. The operations of the Company have been affected to a certain extent, and will continue to be affected for the foreseeable future, by the financial and economic uncertainty in the Asia Pacific region.

   As further described in Note 15, as at November 24, 1999 and 1998, the Company was unable to comply with certain covenants in its loan agreement with the banks as a result of incurred operating losses. The Company had obtained letters from the banks confirming that the banks will not currently enforce their rights under the loan agreements but this does not constitute a waiver of default, nor is it a waiver of the banks' rights, powers and remedies pursuant to the loan agreements and any other contracts or instruments signed by the Company.

   Management plans with respect to these matters are to continue negotiations with banks for a permanent restructuring of the debt and negotiate for the sale of the Company.

   The financial statements have been prepared on the going concern basis, which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business. They do not include any adjustments that might result from the outcome of this uncertainty.

2. Basis for Preparation of the Financial Statements

     2.1 The accompanying consolidated financial statements for the year ended November 24, 1999 are presented in accordance with the form of balance sheet and income statement for public companies as required by the Ministerial Regulation No.7 B.E. 2539 (1996), dated October 25, 1996, issued under the Public Companies Act, B.E. 2535 (1992) and effective for accounting periods starting on January 1, 1997.

     2.2 The consolidated financial statements include the accounts of GSS Array Technology Public Company Limited and its subsidiaries, prepared after eliminating significant intercompany transactions and balances.

   The percentages of shareholding in subsidiaries as at November 24 are as follows:

                                                                     % of
                                                                 shareholding
                                                                 -------------
                                                                  1999   1998
                                                                 ------ ------
   GSS Array Technology (Singapore) Pte., Ltd. (Incorporated in
    Singapore).................................................  100.00 100.00
   GSS Array Technology Inc. (Incorporated in U.S.A.)..........  100.00 100.00
   GSS Array Technology Limited (Incorporated in United
    Kingdom)...................................................  100.00 100.00

     2.3 Balance sheet and statement of income of foreign subsidiaries are translated into Baht at the exchange rates announced by The Bank of Thailand, at the balance sheet date and the average exchange rates, respectively. The translation differences have been shown as the accumulated foreign currency translation adjustments in the shareholders' equity.

     2.4 The US$ equivalent has been provided for convenience only, at the rate of approximately Baht 38.0 per US$1.00 being the average rate of buying and selling rates as announced by the Bank of Thailand at February 24, 2000. Such translation should not be construed as a representation that the Baht amounts could be converted to U.S. dollars at that or any other rate.

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

3. Significant Accounting Policies

     3.1 Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual result may differ from those estimated.

     3.2 For the purposes of preparation of the statement of cash flow, cash and cash equivalents consist of cash in hand and all types of deposits at banks and at financial institutions with original maturities of 3 months or less.

     3.3 Allowance for doubtful accounts is based on management's evaluation of specific accounts which are considered uncollectible.

     3.4 Inventories are stated at cost or net realizable value, whichever is the lower. Cost is determined by the first-in, first-out (FIFO) method.

     3.5 Property, plant and equipment are stated at cost.

     Interest incurred on funds borrowed during the construction period relating to the expansion program is capitalized. After completion of construction and start of production, interest incurred is recorded as an expense.

     The Company calculates depreciation by the straight-line method, based on the estimated useful live of the assets over 5-20 years.

     Subsidiaries calculate depreciation by the straight-line method, based on the estimated useful lives of the assets, over 4-6 years. Leasehold improvement is amortized over the lease period.

     3.6 Property for disposal consists of land, buildings and building improvement at Rangsit and Nakornrachasima plant. Land is stated at cost. The Company continue the depreciation of buildings and buildings improvement due to their nature of economic useful lives.

     3.7 The excess of cost over book value of investments in subsidiaries at the time of acquisition has been accounted for as goodwill in the consolidated financial statements and is amortized by the straight-line method over the period of 20 years. If there is a permanent impairment in the value of an unamortized goodwill, its carrying amount will be reduced to net realizable value by a charge to the statement of operations in the year in which the impairment is incurred.

     3.8 Deferred tax asset is recognized for all deductible temporary differences and unused tax losses to the extent that it is probable that profit will be available against which the deductible temporary differences and unused tax losses can be utilised.

     Deferred tax liability is recognized for all taxable temporary differences.

     3.9 The carrying amounts of all intangible assets are reviewed by the Company periodically and to the extent that the future benefits are no longer considered probable, they are written off to the statement of operations.

     3.10 Foreign currency transactions are recorded using the standard book-keeping rates based on the average of the commercial bank rates which are updated to approximate actual rates on a regular basis.

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

     The exchange rates used in translating foreign currency assets and liabilities at the balance sheet date are those announced by The Bank of Thailand at that date. Gains or losses on exchange are recognized in the statement of operations.

     3.11 Earnings (loss) per share are based on the number of ordinary shares outstanding at the balance sheet date. In case of a capital increase, the number of shares are weighted according to time of subscription received for the increased issued and paid-up capital.

     The Company has issued warrants which the warrantholders can convert to ordinary shares. As at November 24, 1999, the Company's operation result is a loss, therefore, no fully diluted earnings per share are presented. As at November 24, 1999, had all the warrantholders exercised their conversion rights, the difference between fully diluted and primary earnings per share would not be significant.

4. Supplemental Disclosures of Cash Flow Information

     4.1 Cash and cash equivalents consist of the followings:

                                                          1999          1998
                                                    ----------------- --------
                                                    BAHT'000  US$'000 BAHT'000
   Cash in hand and at banks....................... 359,354    9,262  101,965
   Short-term investment...........................  27,168      700   18,608
                                                    -------    -----  -------
                                                    386,522    9,962  120,573
   Less Deposits with maturity of more than 3
    months......................................... (27,168)    (700) (18,608)
                                                    -------    -----  -------
                                                    359,354    9,262  101,965
                                                    =======    =====  =======

     4.2 Cash paid for interest and income tax are as follows:

                                                             1999         1998
                                                       ---------------- --------
                                                       BAHT'000 US$'000 BAHT'000
   Interest........................................... 191,622   4,939  224,013
   Income tax.........................................   4,849     125    1,968

5. Risk Management Policies for Foreign Currency

   The currency of the primary economic environment in which the Company operates is in U.S. dollars, and management believes that there is no need to hedge currency risk against the dollars.

6. Short-Term Investments

   As at November 24, 1999 and 1998, fixed deposits at a bank of Baht 26 million (US$0.6 million) and Baht 19 million respectively have been pledged as security against bank overdrafts and loans from financial institutions (see
Note 14).

         GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

7. Trade Accounts and Notes Receivable

   Trade accounts and notes receivable are classified by aging as at November 24, 1999 and 1998 as follows:

                                                               1999         1998
                                                         ---------------- ---------
                                                         BAHT'000 US$'000 BAHT'000
   Not yet due (Credit term 30 days).....................436,485..11,250    502,389
   Overdue 1-3 months................................... 162,082   4,177    267,937
   Overdue 3-6 months...................................  72,278   1,863    240,209
   Overdue over 6 months................................ 298,839   7,702     22,215
                                                         -------  ------  ---------
                                                         969,684  24,992  1,032,750
                                                         =======  ======  =========

   Consolidated allowance for doubtful account for 1999 and 1998 were Baht 324 million (US$8,345 thousand) and Baht 260 million, respectively.

   As at November 24, 1998, the Company had set up an allowance for doubtful accounts amounting to Baht 251 million for a significant customer in financial difficulty.

8. Inventories

   Inventories consist of the following:

                                                        1999            1998
                                                  ------------------  ---------
                                                  BAHT'000   US$'000  BAHT'000
   Finished goods................................    89,171   2,298     102,574
   Work in process...............................   183,419   4,727     355,436
   Raw materials.................................   903,488  23,286   1,387,090
   Raw materials in transit......................    36,366     937      39,696
                                                  ---------  ------   ---------
                                                  1,212,444  31,248   1,884,796
   Less Provision for obsolete inventory.........  (246,429) (6,351)   (375,614)
                                                  ---------  ------   ---------
                                                    966,015  24,897   1,509,182
                                                  =========  ======   =========

   As at November 24, 1998, the Company had set up a provision for obsolete inventory amounting to Baht 183 million for excess inventory which a significant customer is unable to purchase from the Company due to its problem in operations.

9. Deposit in Escrow Trust Account

   As of November 24, 1999, deposit in Escrow Trust Account represents a US$500,000 of money paid by ACT Manufacturing (buyer) relating to the disposal of business of GSS Array Technology Inc., U.S.A. (seller).

   As specified in sale agreement, the money is set aside to meet any future claims by the buyer against the seller to the disposal of business. The funds will be released to the seller one year from the date of the agreement which is October 11, 1999.

   This amount may or may not be received in full depending on claims filed by the buyer.

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

10. Property, Plant and Equipment

   Property, plant and equipment consist of the following :

                                                          COST
                            -----------------------------------------------------------------
                              Balance                                            Balance
                            November 25,   Exchange                           November 24,
                                1998     Gain (Loss)* Additions (Disposals)       1999
                            ------------ ------------ --------- ----------- -----------------
                              BAHT'000     BAHT'000   BAHT'000   BAHT'000   BAHT'000  US$'000
   Land....................     71,609         --          --         --       71,609  1,846
   Buildings...............    423,167         --          --         --      423,167 10,906
   Buildings improvement...    106,362       1,937       8,515    (31,464)     85,350  2,199
   Machinery and
    equipment..............  1,236,307      30,620      48,203   (575,739)    739,391 19,056
   Office furniture,
    fixtures and
    equipment..............    128,959       3,341      11,913    (45,695)     98,518  2,539
   Vehicles................     13,487         --          432     (2,300)     11,619    299
   Capital in progress.....      1,487         --       78,509    (64,196)     15,800    407
                             ---------      ------     -------   --------   --------- ------
                             1,981,378      35,898     147,572   (719,394)  1,445,454 37,252
                             =========      ======     =======   ========   ========= ======

                                                ACCUMULATED DEPRECIATION
                            -----------------------------------------------------------------
                              Balance                                            Balance
                            November 25,   Exchange                           November 24,
                                1998     Gain (Loss)* Additions (Disposals)       1999
                            ------------ ------------ --------- ----------- -----------------
                              BAHT'000     BAHT'000   BAHT'000   BAHT'000   BAHT'000  US$'000
   Buildings...............     40,504         --       21,162        --       61,666  1,589
   Buildings improvement...     34,333       1,114      21,421    (21,159)     35,709    920
   Machinery and
    equipment..............    792,342      20,069     182,965   (426,608)    568,768 14,659
   Office furniture,
    fixtures and
    equipment..............     92,634       2,299      16,701    (34,848)     76,786  1,979
   Vehicles................      8,455         --        2,093     (1,955)      8,593    220
                             ---------      ------     -------   --------   --------- ------
                               968,268      23,482     244,342   (484,570)    751,522 19,367
                             =========      ======     =======   ========   ========= ======
   Property plant, and
    equipment--net.........  1,013,110                                        693,932 17,885
                             =========                                      ========= ======
   Depreciation for the
    year...................                                                   244,342  6,297
                                                                            ========= ======

--------
* Exchange Gain (loss) from translation of foreign subsidiaries' balance sheets.

   The Company has mortgaged Baht 105 million (US$3 million) and Baht 200 million as at November 24, 1999 and 1998, respectively, of book value of machinery and equipment with banks as security against short and long term loans. (see Notes 14 and 15).

   In the 1998 consolidated financial statements, a subsidiary has assets which are held under finance leases for Baht 81 million with a commitments as set out in Note 20.

   As at November 24, 1998, the Company had recorded additional depreciation on certain machinery and equipment of book value amounting to Baht 17 million due to change in useful live of the assets.

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

11. Property for Disposal

   Property for disposal consists of land, buildings and building improvement located at Rangsit and Nakornrachasima plants as follows:

                                                                COST
                            ----------------------------------------------------------------------------
                              Balance                                                       Balance
                            November 25,           Transferred             (Transferred   November 24,
                                1998     Additions     in      (Disposals)     out)           1999
                            ------------ --------- ----------- ----------- ------------ ----------------
                              BAHT'000   BAHT'000   BAHT'000    BAHT'000     BAHT'000   BAHT'000 US$'000
   Rangsit-Leased Out
   Land....................    22,911        --       4,804        --            --      27,715     714
   Buildings...............     7,962        --      12,385        --            --      20,347     525
   Buildings improvement...     3,620        --         966        --            --       4,586     118
                              -------      -----     ------       ----       -------     ------   -----
                               34,493        --      18,155        --            --      52,648   1,357
                              =======      =====     ======       ====       =======     ======   =====

                                                      ACCUMULATED DEPRECIATION
                            ----------------------------------------------------------------------------
                              Balance                                                       Balance
                            November 25,           Transferred             (Transferred   November 24,
                                1998     Additions     in      (Disposals)     out)           1999
                            ------------ --------- ----------- ----------- ------------ ----------------
                              BAHT'000   BAHT'000   BAHT'000    BAHT'000     BAHT'000   BAHT'000 US$'000
   Buildings...............     3,854      2,205      3,405        --            --       9,464     244
   Buildings improvement...       --       1,680      2,729        --            --       4,409     114
                              -------      -----     ------       ----       -------     ------   -----
                                3,854      3,885      6,134        --            --      13,873     358
                              =======      =====     ======       ====       =======     ======   =====
   Rangsit leased out--
    net....................    30,639                                                    38,775     999
                              =======                                                    ======   =====
   Depreciation for
    the year...............                                                               3,885     358
                                                                                         ======   =====

                                                                COST
                            ----------------------------------------------------------------------------
                              Balance                                                       Balance
                            November 25,           Transferred             (Transferred   November 24,
                                1998     Additions     in      (Disposals)     out)           1999
                            ------------ --------- ----------- ----------- ------------ ----------------
                              BAHT'000   BAHT'000   BAHT'000    BAHT'000     BAHT'000   BAHT'000 US$'000
   Rangsit-Not Leased Out
   Land....................    53,996        --         --         --         (4,804)    49,192   1,268
   Buildings...............    56,959        --         --         --        (12,385)    44,574   1,149
   Buildings improvement...     5,064        --         --         --           (966)     4,098     106
                              -------      -----     ------       ----       -------     ------   -----
                              116,019        --         --         --        (18,155)    97,864   2,523
                              =======      =====     ======       ====       =======     ======   =====

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

                                                          Accumulated Depreciation
                             ------------------------------------------------------------------------------------
                               Balance
                             November 25,           Transferred                                    Balance
                                 1998     Additions     in      (Disposals) (Transferred out) November 24, 1999
                             ------------ --------- ----------- ----------- ----------------- -------------------
                               BAHT'000   BAHT'000   BAHT'000    BAHT'000       BAHT'000      BAHT'000   US$'000
   Buildings...............     16,802      6,499       --          --           (3,405)         19,896       513
   Buildings improvement...        --       6,645       --          --           (2,729)          3,916       101
                               -------     ------       ---         ---          ------       ---------   -------
                                16,802     13,144       --          --           (6,134)         23,812       614
                               =======     ======       ===         ===          ======       =========   =======
   Rangsit not leased out--
    net....................     99,217                                                           74,052     1,909
                               =======                                                        =========   =======
   Depreciation for the
    year...................                                                                      13,144       339
                                                                                              =========   =======

                                                                    Cost
                             ------------------------------------------------------------------------------------
                               Balance
                             November 25,           Transferred                                    Balance
                                 1998     Additions     in      (Disposals) (Transferred out) November 24, 1999
                             ------------ --------- ----------- ----------- ----------------- -------------------
                               BAHT'000   BAHT'000   BAHT'000    BAHT'000       BAHT'000      BAHT'000   US$'000
   Nakornrachasrima--Leased
    Out
   Land....................     27,179        --        --          --              --           27,179       701
   Buildings...............    211,835        --        --          --              --          211,835     5,460
   Buildings improvement...      2,031        --        --          --              --            2,031        52
                               -------     ------       ---         ---          ------       ---------   -------
                               241,045        --        --          --              --          241,045     6,213
                               =======     ======       ===         ===          ======       =========   =======

                                                          Accumulated Depreciation
                             ------------------------------------------------------------------------------------
                               Balance
                             November 25,           Transferred                                    Balance
                                 1998     Additions     in      (Disposals) (Transferred out) November 24, 1999
                             ------------ --------- ----------- ----------- ----------------- -------------------
                               BAHT'000   BAHT'000   BAHT'000    BAHT'000       BAHT'000      BAHT'000   US$'000
   Buildings...............     26,252     10,592       --          --              --           36,844       950
   Buildings improvement...        916        406       --          --              --            1,322        34
                               -------     ------       ---         ---          ------       ---------   -------
                                27,168     10,998       --          --              --           38,166       984
                               =======     ======       ===         ===          ======       =========   =======
   Nakornrachasrima--net...    213,877                                                          202,879     5,229
                               =======                                                        =========   =======
   Depreciation for the
    year...................                                                                      10,998       283
                                                                                              =========   =======

   The Company continues to depreciate the property for disposal, as management believes that such policy is prudent.

   The Company has intention of selling these properties in the future.

   On August 1, 1998, all properties located at Nakoranrachasima plant were leased under 5 years agreement with a renewal option for a further 3 years.

   As at November 24, 1998, the Company wrote off building improvements at the Rangsit plant of book value amounting to Baht 31 million, which management believes will not be recoverable.

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

   On September 30, 1998, the land and buildings located at Rangsit plant, with book value totaling Baht 130 million were appraised by an independent appraiser. The appraisal value was approximately Baht 140 million.

   On April 21, 1998, the property located at Nakornrachasima plant was appraised by an independent appraiser. The appraisal value was approximately Baht 229 million.

   The carrying cost of the above properties did not exceed the appraisal value.

12. Goodwill

   Goodwill as shown in the consolidated financial statements represents the excess of cost over the book value of investment in a subsidiary at the time of acquisition and was amortized over 20 years beginning in 1990. However, due to substantial recurring losses from operations resulting in a capital deficiency, the Company charged the remaining net book value of goodwill of Baht 405 million to the 1998 statement of operations.

13. Deferred Income Tax

   For the year ended November 24, 1998, deferred tax asset brought forward from prior year amounting to Baht 74 million was written off to the statement of income as it was deemed not probable that future taxable profit would be available against which the losses carried forward can be utilized. As required by the Stock Exchange of Thailand, this was to comply with International Accounting Standard No. 12.

   Income tax expense in the statement of income consists of the following:

                                                          1999         1998
                                                    ---------------- --------
                                                    BAHT'000 US$'000 BAHT'000
   Income tax payable..............................  2,076      53      3,394
   Tax benefits from operating loss carryforward...    --      --     (53,642)
   Tax expense arising from the write off of
    previously recorded tax benefit................    --      --     119,537
                                                     -----     ---   --------
   Income tax expense..............................  2,076      53     69,289

14. Bank Overdrafts and Loans From Financial Institutions

   Bank overdrafts of the Company are secured by a pledge of its fixed deposits (see Note 6) and carry interest at the minimum overdraft rate. Loans from financial institutions of the Company are secured by the pledge of its fixed deposits and the mortgage of land, buildings, machinery and equipment having book value of Baht 105 million (US$3 million) and Baht 200 million as at November 24, 1999 and 1998, respectively (see Note 10).

   Loans of a subsidiary carried restrictive financial covenants.

   As at November 24, 1998, the subsidiary was not in compliance with certain covenants as specified in the loan agreements with banks. A subsidiary obtained a letter from the bank confirming that the bank would not enforce its rights under the loan agreement at that time but such restraint did not constitute a waiver of default, nor was it a waiver of the banks rights, powers and remedies pursuant to the loan agreements and any other contracts or instruments signed by a subsidiary.

   In 1999, all loans, advances and overdraft facilities from banks and other financial institutions to the subsidiary were paid in full.

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

15. Long-Term Liabilities

   Long-term liabilities consist of the following:

                                                         1999           1998
                                                   -----------------  --------
                                                   BAHT'000  US$'000  BAHT'000
   The Company
     Loans repayable monthly from 1999 to 2003...   164,520    4,240       --
     Loans repayable quarterly from 1998 to 2000
      ...........................................   434,921   11,209   582,444
   Subsidiaries
     Loan repayable in 1999 .....................       --       --      4,519
     Liabilities under finance lease agreements..       --       --     94,428
                                                   --------  -------  --------
                                                    599,441   15,449   681,391
     Less Current portion........................   (13,710)    (353)  (36,752)
                                                   --------  -------  --------
                                                    585,731   15,096   644,639
     Less Long-term liabilities converted to
      current liabilities according to
      contracts..................................  (434,921) (11,209) (582,444)
                                                   --------  -------  --------
                                                    150,810    3,887    62,195
                                                   ========  =======  ========

   Long-term liabilities of the Company and subsidiaries, denominated in foreign currency of US$11.2 million and US$19 million as of November 24, 1999 and 1998, respectively, carry interest at the rate of LIBOR+3 and are secured by mortgage of land, buildings, machinery and equipment having book value of Baht 105 million (US$2 million) and Baht 200 million (see Note 10). Such loan carry restrictive covenants pertaining to the performance and the ratio of debt to equity.

   As at November 24, 1999 and 1998, the Company's debt to equity ratio, exceeded that contained in the loan agreement. Accordingly, the Company presented the long-term liabilities as current liabilities under the heading of "long-term liabilities converted to current liabilities according to contracts" in order to comply with generally accepted accounting principles. For the year 1999 and 1998, the Company had obtained letters from the banks confirming that the banks will not enforce their rights under the loan agreements at this time but this does not constitute a waiver of default, nor is it a waiver of the banks' rights, powers and remedies pursuant to the loan agreements and any other contracts or instruments signed by the Company.

16. Share Capital

   On February 23, 1998, April 9, 1998 and September 22, 1998, the issued and paid-up capital increased by Baht 150,000, Baht 559,000 and Baht 50,000, respectively, and premiums on share capital increased by Baht 450,000 and Baht 1,677,000 and Baht 150,000, respectively, from the exercise of warrants (see
Note 17).

17. Stock Option Plan

   The shareholders passed a resolution on November 21, 1996 to issue 1,050,000 ordinary share warrants to be allocated to certain directors and employees of the Company. The issued warrants will not be listed in the Stock Exchange of Thailand. The holders of warrants will have the right to buy ordinary shares of the Company according to the ratio and the exercise price stated in the warrants and these warrants can be exercised over the 5 years period.

   In addition, the shareholders also passed a resolution to increase the registered capital by Baht 10,500,000 by an issue of 1,050,000 new ordinary shares of Baht 10.00 par value each, as an accommodation for the exercise of warrants.

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

   On January 30, 1998, March 26, 1998 and September 22, 1998, 15,000 warrants, 55,900 warrants and 5,000 warrants, respectively, were exercised at the price stated in the warrants of Baht 40.00 each. Paid-up capital increased by Baht 150,000, Baht 559,000 and Baht 50,000, respectively, and premiums on share capital increased by Baht 450,000 and Baht 1,677,000 and Baht 150,000, respectively (see Note 16). The Company registered such increased issued and paid-up capital with the Department of Commercial Registration on February 23, 1998, April 9, 1998 and September 22, 1998, respectively.

   974,100 warrants have not been exercised as at November 24, 1999.

   Stock options to purchase 974,100 shares of ordinary share at Baht 40 (US$1.11) per share were outstanding as of November 24, 1999 but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the ordinary shares.

18. Statutory Reserve

   Under the Public Companies Act, the Company is required to set aside as a statutory reserve for at least 5% of its net profit, after accumulated deficit brought forward (if any), until the reserve is not less than 10% of the authorized capital.

19. Disclosure of Financial Instruments

   In accordance with directives from The Stock Exchange of Thailand dated October 21, 1998, the Company is required to adopt the International Accounting Standard (IAS) No. 32-Presentations and Disclosure of Financial Instruments as a guideline for disclosure of the Company's financial instruments both on-balance sheet and off-balance sheet.

     19.1 Credit risk

     Credit risk refers to the risk that counter party will default on its contractual obligations resulting in a financial loss to the Company and its subsidiaries. Concentrations of the credit risk with respect to trade receivables are limited due to the large number of customers comprising the customer base, and their dispersion across different geographic regions.

     In the case of recognized financial assets, the carrying amount of the assets recorded in the consolidated balance sheet, net of a portion of allowance for doubtful debts, represents the Company and its subsidiaries maximum exposure to credit risk.

     19.2 Interest rate risk

     Interest rate risk in the balance sheet arises from the potential for a change in interest rates to have an adverse effect on the net interest earnings of the Company in the current reporting period and in future years. The Company does not expect to incur material incremental effect on its interest expenses.

     19.3 Fair value of financial instruments

     The following methods and assumptions were used by the Company and its subsidiaries in estimating fair value of financial instruments as disclosed herein:

       Cash in hand and at banks, short-term investments and trade accounts and notes receivable; the carrying values approximate their fair values.

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

       Bank overdraft and loans from financial institutions and trade accounts and notes payable; the carrying amounts of these financial liabilities approximate their fair values.

       Long-term liabilities with floating rate of interest; the fair value of the loans cannot be determined as they are loans from banks which have no market fair value comparatives.

20. Long-Term Lease Agreements

   The Company and subsidiaries have long-term lease agreements with amounts of lease payments as follows:

 Operating Lease

   Year                                                     1999         1998
   ----                                               ---------------- --------
                                                      BAHT'000 US$'000 BAHT'000
   1999.............................................      --      --    63,970
   2000.............................................   51,650   1,331   56,597
   2001.............................................   48,471   1,249   49,656
   2002.............................................   43,138   1,112   38,286
   2003.............................................   42,434   1,094   39,792
   2004.............................................   42,434   1,094   42,438
   2005.............................................   10,607     273    7,302

 Finance Lease

   Year                                                     1999         1998
   ----                                               ---------------- --------
                                                      BAHT'000 US$'000 BAHT'000
   1999.............................................      --      --    39,753
   2000.............................................      --      --    38,059
   2001.............................................      --      --    19,432
   2002.............................................      --      --    11,412
                                                       ------   -----  -------
                                                          --      --   108,656
   Less Interest cost...............................      --      --   (14,228)
                                                       ------   -----  -------
                                                          --      --    94,428
   Less Current portion.............................      --      --   (32,233)
                                                       ------   -----  -------
                                                          --      --    62,195
                                                       ======   =====  =======

21. Commitment and Contingent Liabilities

   The Company has contingent liabilities to bank for letters of guarantee as at November 24, 1999 and 1998 amounting to Baht 26 million (US$0.7 million) and Baht 5 million, respectively.

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

22. Transactions with Related Parties

   Transactions and outstanding balances of such transactions at the year-end are as follows:

     22.1 Loans to Director-Related Party

                                                             1999         1998
                                                       ---------------- --------
                                                       BAHT'000 US$'000 BAHT'000
    Beginning Balance.................................  22,513    580    22,513
    Addition..........................................   1,472     38       --
                                                        ------    ---    ------
    Ending balance....................................  23,985    618    22,513
                                                        ======    ===    ======

     22.2 Directors' remuneration

     No declaration for directors' remuneration for the year 1999 and 1998.

     22.3 Stock option plan

     See Note 17.

23. Investment Promotion Certificates

   The Company is granted certain rights and privileges as a promoted industry under the Investment Promotion Act of B.E. 2520 (1977), including exemption from customs duties for certain machinery imported for the manufacturing plant, and exemption from income tax on profit from the operations as follows:

   Investment promotion certificate No.
    1354/1995 dated May 31, 1995.......... Exemption from income tax on profit from the project at Nakornrachasima
                                           for a period of 7 years from the
                                           date of receiving operating
                                           revenues.

   Investment promotion certificate No.
    7012/Yor/1996 dated April 26, 1996.... Exemption from income tax on profit from the project at Ayudhaya for a
                                           period of 6 years from the date of
                                           receiving operating revenues.

   The Company thus has to comply with certain conditions contained in the promotion certificates.

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

24. Company's Revenues

   To comply with the Announcement of the Board of Investment No. Por. 14/2541
(1998) dated December 30, 1998, the Company's revenues for the year ended November 24, 1999 classified under non-promoted and promoted-local and export businesses are as follows:

                                        Promoted  Non-promoted    1999 Total
                                        --------- ------------ -----------------
                                        BAHT'000    BAHT'000   BAHT'000  US$'000
   Revenues from sales
    Domestic...........................     3,396        --        3,396      88
    Export............................. 7,657,114  1,736,829   9,393,943 242,112
                                        ---------  ---------   --------- -------
     Total............................. 7,660,510  1,736,829   9,397,339 242,200
                                        =========  =========   ========= =======

25. Discontinued Operations of Subsidiaries

   On October 11, 1999, the Company's wholly owned subsidiary, GSS Array Technology Inc, ceased its manufacturing activities in San Jose, California. A substantial portion of inventory and fixed assets were sold for cash. The sale was valued at Baht 501.8 million (US$12.9 million), and book value of assets sold and expenses incurred was Baht 594.6 million (US$15.3 million). Remaining orders from customers were assumed by the buyer, (a major US subcontract manufacturer).

   The activity of the US subsidiary is reduced to Sales, Marketing and Purchasing to support the activities in Thailand.

   In November 1999, the Company's wholly owned subsidiary in Wales, UK, ceased all its repair activities, resulting in the termination of all associated employees. Provision for the impairment of assets was adequately made, and all contingent liabilities identified and accrued for Sales and Marketing activities for the benefit of the Thailand operation will continue to be supported.

   The cessation of manufacturing activities and sale of assets in the Company's subsidiary in United States, resulted in losses of Baht 158.9 million (US$4.1 million) classified under infrequent items, of which Baht 92.8 million (US$2.4 million) was attributed to the sale of assets, and Baht 66.1 million (US$1.7 million) resulted from provisions against impairment of assets not sold.

26. Preparation for the Readiness to Cushion the Problems of the Year 2000(Unaudited--Not Covered by Report of The Independent Auditors)

   No problems have been encountered with the Company's and Subsidiaries' computer systems and manufacturing equipment.

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

27. Financial Information by Segment

   The Company and its subsidiaries' operations involve a single industry segment in electronic component assembly and carried on business in Thailand and foreign geographic areas. Geographical segment information of the Company and its subsidiaries as of and for the year ended November 24, 1999 and 1998 are as follows:

                                Domestic Foreign Total Elimination Grand Total
                                -------- ------- ----- ----------- -----------
                                               Million of Baht
   1999
   Net sales
     --Outside customers.......  7,603    1,794  9,397      --        9,397
     --Other segment...........     57      --      57      (57)        --
                                 -----    -----  -----   ------       -----
                                 7,660    1,794  9,454      (57)      9,397
                                 -----    -----  -----   ------       -----
   Other income
     --Outside customers.......     30      --      30      --           30
     --Other segment...........    --       173    173     (169)          4
                                 -----    -----  -----   ------       -----
                                    30      173    203     (169)         34
                                 -----    -----  -----   ------       -----
   Operating profit............                                         650
   Expense.....................                                        (609)
   Interest expense............                                        (199)
                                                                      -----
   Loss before unusual or
    infrequent items...........                                        (158)
   Unusual or infrequent
    items......................                                        (158)
                                                                      -----
   Loss before income tax......                                        (316)
   Income tax..................                                          (2)
                                                                      -----
   Net loss....................                                        (318)
                                                                      =====
   Property, plant and
    equipment..................    711        4    715      (21)        694
   Others......................  3,218      295  3,513   (1,077)      2,436
                                 -----    -----  -----   ------       -----
   Total assets................  3,929      299  4,228   (1,098)      3,130
                                 =====    =====  =====   ======       =====

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

                                Domestic Foreign Total Elimination Grand Total
                                -------- ------- ----- ----------- -----------
                                                Million of US$
   1999
   Net sales
     --Outside customers.......   196       46    242      --          242
     --Other segment...........     2      --       2       (2)        --
                                  ---      ---    ---      ---         ---
                                  198       46    244       (2)        242
                                  ---      ---    ---      ---         ---
   Other income
     --Outside customers.......     1      --       1      --            1
     --Other segment...........   --         5      5        5         --
                                  ---      ---    ---      ---         ---
                                    1        5      6        5           1
                                  ---      ---    ---      ---         ---
   Operating profit............                                         17
   Expense.....................                                        (16)
   Interest expense............                                         (5)
                                                                       ---
   Loss before unusual or
    infrequent items...........                                         (4)
   Unusual or infrequent
    items......................                                         (4)
                                                                       ---
   Loss before income tax......                                         (8)
   Income tax..................                                        --
                                                                       ---
   Net loss....................                                         (8)
                                                                       ===
   Property, plant and
    equipment..................    18        1     18       (1)         17
   Others......................    83        7     91      (28)         63
                                  ---      ---    ---      ---         ---
   Total assets................   101        8    109      (29)         80
                                  ===      ===    ===      ===         ===

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

                               Domestic Foreign Total  Elimination Grand Total
                               -------- ------- ------ ----------- -----------
                                               Million of Baht
   1998
   Net sales
     --Outside customers......  6,570    3,196   9,766      --        9,766
     --Other segment..........    263      --      263     (263)        --
                                -----    -----  ------   ------      ------
                                6,833    3,196  10,029     (263)      9,766
                                -----    -----  ------   ------      ------
   Other income
     --Outside customers......     96       17     113      --          113
     --Other segment..........    --       203     203     (203)        --
                                -----    -----  ------   ------      ------
                                   96      220     316     (203)        113
                                -----    -----  ------   ------      ------
   Operating profit...........                                          531
   Expense....................                                       (1,346)
   Interest expense...........                                         (228)
   Income tax.................                                          (69)
                                                                     ------
   Net loss...................                                       (1,112)
                                                                     ======
   Property, plant and
    equipment.................  1,084      188   1,272      --        1,272
   Others.....................  2,584    1,377   3,961   (1,364)      2,597
                                -----    -----  ------   ------      ------
   Total assets...............  3,668    1,565   5,233   (1,364)      3,869
                                =====    =====  ======   ======      ======

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

28. Summary of Significant Differences Between Accounting Principles Followed by the Company and Generally Accepted Accounting Principles in the United States

   The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the Kingdom of Thailand (Thai GAAP), which differs in certain respects from U.S. GAAP.

   The differences, as they affect the financial statements, are reflected in the approximations provided in Note 29 and arise due to the items discussed in the following paragraphs:

 Functional Currency

   Under Thai GAAP, the functional currency is to be the Thai baht. Under U.S. GAAP, FASB No. 52 requires that an entity's functional currency is to be the currency of the primary economic environment in which that entity operates. Company's management has determined that under U.S. GAAP, the company's functional currency should be the U.S. dollar.

 Long-lived Assets to be disposed of

   While not addressed under Thai GAAP, the Company depreciated long-lived assets to be disposed of.

   Under U.S. GAAP, long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. Depreciation on such assets is not recognized.

 Unusual or infrequent items

   Under Thai GAAP, a material event or transaction that is unusual in nature or occurs infrequently but not both, and therefore does not meet both criteria for classification as an extraordinary item, should be reported as separate component of income from continuing operations by presenting before income before extraordinary items. Disposals of subsidiaries are categorized as discontinued operations of subsidiaries. Under U.S. GAAP, unusual or infrequent items should be reported as operating items, and discontinued operations represent only those disposals or abandonments of business segments as defined by APB Opinion No. 30.

 Reporting Comprehensive Income

   Under U.S. GAAP, SFAS No. 130, Reporting Comprehensive Income, requires an enterprise to display an amount representing total comprehensive income for each period of operations presented in the financial statements. Comprehensive income comprises net income and other comprehensive income such as unrealized gains and losses on securities, foreign currency translation adjustments and minimum pension liability adjustments. In addition, an enterprise is required to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. Reclassification of financial statements for earlier periods provided for comparative purposes is also required.

   Thai GAAP does not address the reporting or disclosure of comprehensive income.

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

29. Reconciliation Between Net Income and Shareholders' Equity Under Thai GAAP and U.S. GAAP

                                            Year ended November 24,
                                    -----------------------------------------
                                              1999                  1998
                                    --------------------------  -------------
                                    In Thousands of Thai Baht and Thousands
                                                   of U.S.$
                                             Except Per Share Data
   Net (loss) according to the
    financial Statements prepared
    under Thai GAAP................ Bht (317,587) US$   (8,185) Bht(1,111,804)
   U.S. GAAP adjustments
   Increase (decrease) due to:
    Depreciation on assets to be
     disposed of................... Bht   13,144  US$      338  Bht    12,371
    Functional currency change..... Bht  (17,786) US$     (458) Bht  (422,654)
                                    ------------  ------------  -------------
   Approximate net loss in
    accordance With U.S. GAAP...... Bht (322,229) US$   (8,305) Bht(1,522,087)
                                    ============  ============  =============
   Basic Loss Per Share............ Bht   (15.29) US$    (0.39) Bht    (72.22)
   Diluted Loss Per Share..........          --            --             --
   Weighted average number of
    shares (Thousands)
    Basic.......................... Share 21,076  Share 21,076  Share  21,076
    Diluted........................          --            --             --

                                                 Year ended November 24,
                                            ---------------------------------
                                                    1999             1998
                                            -------------------- ------------
                                                In Thousands of Thai Baht
                                                 and Thousands of U.S.$
   Stockholders' equity according to the
    financial statements prepared under
    Thai GAAP.............................. Bht283,087 US$ 7,296 Bht  632,672
   U.S. GAAP adjustments
   Increase (decrease) due to:
    Depreciation on assets to be disposed
     of.................................... Bht 25,515 US$   657 Bht   12,371
    Functional currency change............. Bht490,497 US$12,643 Bht  400,016
    Approximate stockholders' equity
    In accordance with U.S. GAAP........... Bht799,099 US$20,596 Bht1,045,059

   With regard to the balance sheets and statements of income, the following other significant captions determined under U.S. GAAP would have been:

                                                  Year ended November 24,
                                            -----------------------------------
                                                     1999              1998
                                            ---------------------- ------------
                                                 In Thousands of Thai Baht
                                                  and Thousands of U.S.$
   Balance sheets
   Property, plant and equipment........... Bht1,005,346 US$25,911 Bht1,324,903
   Total other assets...................... Bht  568,457 US$14,651 Bht  533,871
   Total assets............................ Bht3,646,206 US$93,974 Bht4,281,552
   Total current liabilities............... Bht2,693,352 US$69,416 Bht3,174,298
   Total liabilities....................... Bht2,847,106 US$73,379 Bht3,236,493

   The following table presents comprehensive income for the year ended November 24, 1999

                                                         Year ended November
                                                                 24,
                                                        ----------------------
                                                                1999
                                                        ----------------------
                                                        In Thousands of Thai
                                                                Baht
                                                          and Thousands of
                                                                U.S.$
    Net loss (U.S. GAAP)............................... Bht(322,229) US$(8,305)
    Foreign currency translation adjustments .......... Bht  76,270  US$ 1,965
                                                        -----------  ---------
    Comprehensive income (loss) ....................... Bht(245,959) US$(6,340)

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

30. Additional Financial Statement Disclosures Required Under U.S. GAAP

 Income Taxes

   Substantially all of the Company's income is earned in Thailand. Accordingly, the Company is not subject to income tax in other countries to any significant extent.

   In providing for applicable deferred income taxes under U.S. GAAP, the tax effect of significant temporary differences has been added by the tax effect of available tax loss carry forwards, as follows:

                                               Year ended November 24,
                                          ------------------------------------
                                                   1999               1998
                                          -----------------------  -----------
                                              In Thousands of Thai Baht
                                                and Thousands of U.S.$
Deferred income tax assets resulting
 principally from:
 Inventory reserve....................... Bht  90,334  US$  2,328  Bht  65,251
 Bad debts reserve....................... Bht  89,473  US$  2,306  Bht  84,018
 Loss on impairment of investments in
  subsidiaries........................... Bht 326,241  US$  8,408  Bht 168,395
 Add: Tax effect of available tax loss
  carry forwards......................... Bht  39,171  US$  1,010  Bht  40,290
 Less: Valuation Allowance............... Bht(545,219) US$(14,052) Bht(357,954)
                                          -----------  ----------  -----------
 Net deferred income tax assets.......... Bht     --   US$    --   Bht     --
                                          ===========  ==========  ===========

   The statement of cash flows in accordance with U.S. GAAP is as follows:

                                           Year Ended November 24
                                     -------------------------------------
                                              1999                  1998
                                     ------------------------  ----------------
                                        In Thousands of the Baht and
                                              Thousands of US $
                                     -------------------------------------
Cash flows from:
 Operating Activities............... Bht  469,960  US$ 12,112  Bht(105,642)
 Investing Activities............... Bht  355,767  US$  9,169  Bht (54,928)
 Financing Activities............... Bht (545,126) US$(14,050) Bht  87,267
 Effect of exchange rate changes on
  cash.............................. Bht  (23,212) US$   (597) Bht  30,139
                                     ------------  ----------  -----------
 Net increase (decrease) in cash and
  cash equivalents.................. Bht  257,389  US$  6,634  Bht (43,164)
                                     ============  ==========  ===========

                                   * * * * *

                             REPORT OF THE AUDITORS

To the Board of Directors and Shareholders
GSS Array Technology Public Company Limited

   We have examined the consolidated statements of income and retained earnings and cash flows for year ended November 24, 1997 of GSS Array Technology Public Company Limited and its subsidiaries. Our examination was made in accordance with generally accepted auditing standards, and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

   In our opinion, the aforementioned consolidated financial statements present fairly the results of operations and the cash flows of GSS Array Technology Public Company Limited and its subsidiaries for the year ended November 24, 1997, in conformity with generally accepted accounting principles applied on a consistent basis.

                                          /s/ Deloitte Touche Tohmatsu Jaiyos

Bangkok
December 25, 1997

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

                   STATEMENTS OF INCOME AND RETAINED EARNINGS

                      For the Year Ended November 24, 1997

                                                                   Consolidated
                                                                   ------------
                                                                    BAHT: '000
Revenues
  Sales...........................................................  7,681,687
  Other income
    Gain on exchange..............................................    107,794
    Others........................................................     29,581
                                                                    ---------
      Total Revenues..............................................  7,819,062
                                                                    ---------
Expenses
  Cost of sales...................................................  7,006,905
  Selling and administrative expenses.............................    504,969
  Amortization of goodwill........................................     31,515
  Interest expenses...............................................    158,612
                                                                    ---------
      Total Expenses..............................................  7,702,001
                                                                    ---------
Profit Before Infrequent Items, Income Tax and Extraordinary
 Item.............................................................    117,061
Infrequent Items (Note 20)
  Severance pay...................................................     17,382
  Relocation expenses.............................................      6,887
                                                                    ---------
Profit Before Income Tax and Extraordinary Item...................     92,792
Income Tax (Note 3.11)............................................      7,510
                                                                    ---------
Profit Before Extraordinary Item..................................     85,282
Extraordinary Item--Loss on the Application of the Managed Float
 Exchange System (Notes 3.10 and 14) (less applicable income tax
 benefit of Baht 36,334 thousand).................................   (222,896)
                                                                    =========
Net (Loss)........................................................   (137,614)
                                                                    =========
Unappropriated Retained Earnings Brought Forward..................    567,372
Net Profit (Loss).................................................   (137,614)
Less Appropriations for prior year:
  Directors' remuneration.........................................     (1,980)
                                                                    ---------
Unappropriated Retained Earnings Carried Forward..................    427,778
                                                                    =========
Net Profit (Loss) Per Share (Note 3.12)...........................
  Profit before extraordinary item........................... Baht       4.06
  Extraordinary item......................................... Baht     (10.61)
  Net (loss)................................................. Baht      (6.55)

 Notes to the consolidated financial statements form an integral part of these statements.

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

                            STATEMENTS OF CASH FLOWS

                      For The Year Ended November 24, 1997

                                                                   Consolidated
                                                                   ------------
                                                                    Baht: '000
Cash Flows from Operating Activities
  Net (loss)......................................................   (137,614)
  Adjustments to reconcile net profit (loss) to net cash provided
   (used) by operating activities:
    Allowance for doubtful accounts...............................      1,289
    Depreciation and amortization.................................    247,330
    Amortization of goodwill......................................     31,515
    Net increase in deferred income tax...........................    (49,815)
    Net loss on exchange..........................................    329,404
    Loss on the application of the managed float exchange system..    259,230
                                                                     --------
  Income from operations before changes in operating assets and
   liabilities....................................................    681,339
  (Increase) Decrease in operating assets
    Trade accounts and notes receivable...........................   (195,949)
    Short-term loans and advance to related parties...............        --
    Inventories...................................................   (786,184)
    Other current assets..........................................     25,378
    Other assets..................................................     (1,106)
  Increase (Decrease) in operating liabilities
    Trade accounts and notes payable..............................    667,326
    Short-term loans and advance to related parties...............        --
    Other current liabilities.....................................    116,744
    Other liabilities.............................................     10,338
    Directors' remuneration.......................................     (1,980)
                                                                     --------
      Net cash provided by operating activities...................    515,906
                                                                     --------
Cash Flows from Investing Activities
  Decrease in deposit with maturity of more than 3 months.........      3,008
  Net (increase) in property, plant and equipment.................   (454,946)
                                                                     --------
      Net cash (used) by investing activities.....................   (451,938)
                                                                     --------
Cash Flows from Financing Activities
  (Decrease) in bank overdrafts and loans from financial
   institutions...................................................   (365,507)
  Increase in long-term loans.....................................     82,780
                                                                     --------
      Net cash (used) by financing activities.....................   (282,727)
                                                                     --------
Translation Adjustment............................................     60,315
                                                                     --------
Net increase in cash and cash equivalents.........................   (158,444)
Cash and cash equivalents at the beginning of year................    303,573
                                                                     --------
Cash and cash equivalents at the end of year......................    145,129
                                                                     ========

 Notes to the consolidated financial statements form an integral part of these statements.

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                      For the Year Ended November 24, 1997

1. Effect of Economic Crisis

   Many Asia Pacific countries, including Thailand are experiencing severe economic difficulties relating to currency devaluations, volatile stock markets, and slowdown in growth. The operations of the Company have been affected to a certain level, and will continue to be affected for the foreseeable future, by the financial and economic uncertainty in the Asia Pacific region.

   The Company currently generates all its income from exports denominated in US dollars.

2. Basis for Preparation of the Financial Statements

     2.1 The consolidated financial statements for the year ended November 24, 1997 are presented in accordance with the form of balance sheet and profit and loss statement for public companies as required by the Ministerial Regulation No. 7 B.E. 2539 (1996), dated October 25, 1996, issued under the Public Companies Act, B.E. 2535 (1992) and effective for accounting periods starting on January 1, 1997.

     2.2 The consolidated financial statements include the accounts of GSS Array Technology Public Company Limited and its subsidiaries, prepared after eliminating significant intercompany transactions and balances.

     The percentages of shareholding in subsidiaries are as follows:

                                                                        1997
                                                                        % of
                                                                    shareholding
                                                                    ------------
       GSS Array Technology
        (Singapore) Pte., Ltd.
        (Incorporated in Singapore)................................    100.00
       GSS Array Technology Inc.
        (Incorporated in U.S.A.)...................................    100.00
       GSS Array Technology Limited
        (Incorporated in United Kingdom)...........................    100.00

     2.3 Balance sheet and statement of income of foreign subsidiaries are translated into Baht at the exchange rates prevailing at the balance sheet date and the average exchange rates, respectively. The differences are included in the accumulated foreign currency translation adjustments in the shareholders' equity.

3. Significant Accounting Policies

     3.1 Cash and cash equivalents consist of cash in hand and all types of deposits at banks and at financial institutions with original maturities of 3 months or less.

     3.2 Allowance for doubtful accounts is based on management's evaluation of specific accounts which are considered uncollectible.

     3.3 Inventories are stated at cost or market value, whichever is the lower. Cost is determined by the first-in, first-out (FIFO) method.

     3.4 Investments in related parties are presented by the equity method.

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

     3.5 Property, plant and equipment are stated at cost.

     Interest incurred on funds borrowed during the construction period relating to the expansion program is capitalized. After completion of construction and start of production, interest incurred is recorded as an expense.

     The Company calculates depreciation by the straight-line method, based on the estimated useful live of the assets over 5-20 years.

     Subsidiaries calculate depreciation by the straight-line method, based on the estimated useful lives of the assets, over 4-6 years. Leasehold improvement is amortized over the lease period.

     3.6 The excess of cost over book value of investments in subsidiaries at the time of acquisition is accounted for as goodwill and is amortized over 20 years.

     3.7 Property for disposal consist of land, buildings and building improvement at Rangsit plant. Buildings and building improvement are stated at book value as of December 24, 1996 which is the date of closing down that plant. Land is stated at cost.

     3.8 Deferred charges included in other assets are amortized over 10 years.

     3.9 Deferred income tax is provided for timing differences between financial and tax reporting purposes. The deferred income tax will be allocated to future periods when the timing differences are allowed.

     3.10 Assets and liabilities denominated in foreign currencies at the end of the year are converted into Baht at the rates of exchange prevailing on that date. Profit or loss on exchange is recognized in the statement of income.

     Loss on exchange in connection with assets and liabilities denominated in foreign currencies outstanding at July 2, 1997 upon the introduction of the managed float system of the Baht by the Ministry of Finance, inclusive of the portion settled before the year-end and the remaining portion at year-end is presented as a loss from the application of the managed float exchange system and shown as an extraordinary item in the statement of income.

     3.11 Income tax expenses are based on profit computed by the cost method in accordance with the procedures specified by the Revenue Code.

     3.12 Net profit per share are based on the number of ordinary shares outstanding at the balance sheet date. In case of a capital increase, the number of shares are weighted according to time of subscription received for the increased issued and paid-up capital.

4. Supplemental Disclosures of Cash Flow Information

     4.1 Cash and cash equivalents consist of the following:

                                                                   Consolidated
                                                                       1997
                                                                   -------------
                                                                   Thousand Baht
     Cash in hand and at banks....................................    125,704
     Short-term investment........................................     29,425
                                                                      -------
                                                                      155,129
     Less Deposits with maturity of more than 3 months............    (10,000)
                                                                      -------
                                                                      145,129
                                                                      =======

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

     4.2 Cash paid for interest and income tax are as follows:

                                                                   Consolidated
                                                                       1997
                                                                   -------------
                                                                   Thousand Baht
     Interest.....................................................    152,707
     Income tax...................................................     11,861

     4.3 Non-cash item

     Property, plant and equipment was transferred to property for disposal amounting to Baht 123,381 thousand in 1997.

5. Short-Term Investments

   As at November 24, 1997, fixed deposits at banks of Baht 10,000 thousand have been pledged as security against bank overdrafts (see note 9).

6. Inventories

   Inventories consist of the following :

                                                                   Consolidated
                                                                       1997
                                                                   -------------
                                                                   Thousand Baht
     Finished goods...............................................      77,202
     Work in process..............................................     493,424
     Raw materials................................................   1,421,495
     Raw materials in transit.....................................      28,789
                                                                     ---------
                                                                     2,020,910
     Less Provision for obsolete stock............................    (111,710)
                                                                     ---------
                                                                     1,909,200
                                                                     =========


7. Property, Plant and Equipment

   Property, plant and equipment consist of the following :

                                                                   Consolidated
                                                                       1997
                                                                   -------------
                                                                   Thousand Baht
   Land...........................................................     121,700
   Buildings......................................................     632,601
   Buildings improvement..........................................     189,162
   Machinery and equipment........................................   1,255,481
   Vehicles.......................................................      15,226
   Furniture, fixture and office equipment........................     125,626
                                                                     ---------
                                                                     2,339,796
   Less Accumulated depreciation..................................    (842,036)
                                                                     ---------
                                                                     1,497,760
   Construction in progress.......................................      12,362
                                                                     ---------
                                                                     1,510,122
                                                                     =========
   Depreciation for the year......................................     247,330
                                                                     =========

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

   The Company has mortgaged land, buildings and a part of machinery and equipment with banks as security against loans from banks and long-term loans (see notes 9 and 10).

   The Company has commenced construction of its new plants. During the year 1997, the Company has capitalized interest as part of the cost of plant for Baht 3.5 million.

8. Property for Disposal

   Property for disposal consist of the following:

                                                                   Consolidated
                                                                       1997
                                                                   -------------
                                                                   Thousand Baht
   Land...........................................................     53,996
   Building.......................................................     56,958
   Building improvement...........................................     74,243
                                                                      -------
                                                                      185,197
   Less Accumulated depreciation..................................     61,816
                                                                      -------
                                                                      123,381
                                                                      =======

9. Bank Overdrafts and Loans from Financial Institutions

   Bank overdrafts are secured by the pledge of fixed deposits of the Company (see note 5).

   Loans from financial institutions are secured by land, buildings and a part of machinery and equipment (see note 7).

10. Long-Term Loans

   Long-term loans consist of the following:

                                                                   Consolidated
                                                                       1997
                                                                   -------------
                                                                   Thousand Baht
   Loans repayable every 3 months from 1998 to 2000...............     956,952
   Loans of foreign subsidiaries..................................     143,659
                                                                     ---------
                                                                     1,100,611
   Less Current portion...........................................    (353,481)
                                                                     ---------
                                                                       747,130
                                                                     =========

   Long-term loans of the Company and foreign subsidiaries denominated in foreign currency of US$28 million as of November 24, 1997, carry interest at the rate of LIBOR +3 and are secured by land, buildings and a part of machinery and equipment (see note 7) and carry restrictive covenants pertaining to the performance and the debt-equity ratio.

11. Share Capital

   On November 21, 1996, the shareholders passed a resolution to increase the registered capital from Baht 210,000,000 to Baht 220,500,000 by an issue of 1,050,000 ordinary shares of Baht 10.00 par value each as accommodation of the exercise of warrants (see note 17).

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

   The Company duly registered the increased share capital with the Department of Commercial Registration on December 17, 1996.

12. Statutory Reserve

   Under the Public Companies Act, the Company is required to set aside as a statutory reserve at least 5% of its net profit, after accumulated deficit brought forward (if any), until the reserve is not less than 10% of the authorized capital.

13. Foreign Currency

   Change in cumulative translation adjustment of foreign currency financial statement.

                               1997
                           -------------
                           Thousand Baht
   Cumulative translation
    adjustment brought
    forward...............     5,857
   Cumulative translation
    adjustment occurred
    during the period.....    60,315
                              ------
   Cumulative translation
    adjustment carried
    forward...............    66,172
                              ======

   Exchange and translation gains (losses) on an after-tax basis included in consolidated operating results in 1997 amount to Baht (115,102) thousand.

14. Loss on the Application of the Managed Float Exchange System

   For the year ended November 24, 1997, loss on the application of the managed float exchange system which was calculated by translating the assets and liabilities denominated in foreign currencies into Baht as described in note
3.10 to the financial statements and presented as an extraordinary item in the profit and loss statement amounted to Baht 259,230 thousand or Baht 222,896 thousand after deducting the applicable income tax benefit.

15. Investment Promotion Certificates

   The Company is granted certain rights and privileges as a promoted industry under the Investment Promotion Act of B.E. 2520 (1977), including exemption from customs duties for certain machinery imported for the manufacturing plant, and exemption from income tax on profit from the operations as follows:

   Investment promotion certificate No.
    15354/1995 dated May 31, 1995......... Exemption from income tax on profit from the project at Nakornrachsima
                                           for a period of 8 years from the
                                           date of receiving operating
                                           revenues.

   Investment promotion certificate No.
    7012/Yor/1996 dated April 26, 1996.... Exemption from income tax on profit from the project at Ayudhaya for a
                                           period of 7 years from date of
                                           receiving operating revenues.

   The Company thus has to comply with certain conditions contained in the promotion certificates.

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

16. Long-Term Lease Agreements

   The Company and subsidiaries have long-term lease agreements with amount of lease payments as follows:

                                                                   Consolidated
   Year                                                                1997
   ----                                                            -------------
                                                                   Thousand Baht
   1997...........................................................       --
   1998...........................................................    42,309
   1999...........................................................    33,539
   2000...........................................................    57,026
   2001...........................................................    49,446
   2002...........................................................    37,483
   2003-2005......................................................    88,045

17. Stock Option Plan

   On November 21, 1996, the shareholders passed a resolution to issue 1,050,000 ordinary share warrants to be allocated to certain directors and employees of the Company. The issued warrants will not be listed in The Stock Exchange of Thailand. The holders of warrants will have the right to buy ordinary shares of the Company according to the ratio and the exercise price stated in the warrants and these warrants can be exercised over the 5 year period.

   In addition, the shareholders also passed a resolution to increase the registered capital by Baht 10,500,000 by an issue of 1,050,000 new ordinary shares of Baht 10.00 par value each, as accommodation for the exercise of warrants (see note 11).

18. Commitment and Contingent Liabilities

   The Company has contingent liabilities to bank for letters of guarantee as at November 24, 1997 amounting to Baht 24 million.

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

19. Financial Information by Segment

   The Company and its subsidiaries' operations involve a single industry segment in electronic component assembly and carried on business in Thailand and foreign geographic areas. Geographical segment information of the Company and its subsidiaries as of and for the year ended November 24, 1997 is as follows:

   1997

                                         Consolidated (Million Baht)
                                ----------------------------------------------
                                Domestic Foreign Total Elimination Grand total
                                -------- ------- ----- ----------- -----------
   Net sales
     --Outside customers.......  4,767    2,915  7,682      --        7,682
     --Other segment...........    149      --     149     (149)        --
                                 -----    -----  -----   ------       -----
                                 4,916    2,915  7,831     (149)      7,682
                                 -----    -----  -----   ------       -----
   Other income
     --Outside customers.......    137      --     137      --          137
     --Other segment...........    --       188    188     (188)        --
                                 -----    -----  -----   ------       -----
                                   137      188    325     (188)        137
                                 -----    -----  -----   ------       -----
   Operating profit............                                         812
   Expense.....................                                        (560)
   Interest expense............                                        (159)
   Income tax..................                                          (8)
                                                                      -----
   Profit before extraordinary
    item.......................                                          85
   Extraordinary item..........                                        (223)
                                                                      -----
   Net profit (loss)...........                                        (138)
                                                                      =====
   Property, plant and
    equipment..................  1,226      284  1,510      --        1,510
   Others......................  3,250    1,641  4,891   (1,055)      3,836
                                 -----    -----  -----   ------       -----
   Total assets................  4,476    1,925  6,401   (1,055)      5,346
                                 =====    =====  =====   ======       =====

20. Matter Arising After the Balance Sheet Date

   There is a notification from the Company Chief Operating Officer to it's employees dated December 8, 1997 to close down the factory at Nakornrachsima and move all machinery and production to Hi-tech Industrial Estate at Ayudhaya.

   Book value of assets at Nakornrachsima plant as of November 24, 1997 for disposal are as follows:

                                                            Accumulated   Book
                                                     Cost   depreciation  value
                                                    ------- ------------ -------
                                                           Thousand Baht
   Land............................................  27,179       --      27,179
   Buildings....................................... 210,225    15,659    194,566
   Buildings improvement...........................   1,331       241      1,090
                                                    -------    ------    -------
                                                    238,735    15,900    222,835
                                                    =======    ======    =======

   Losses that may arise from disposal cannot be determined at this time. Employee severance pay for Baht 17 million and relocation expense for Baht 7 million have been provided for in the statement of income.

                                   * * * * *

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                            As at February 24, 2000
                                  (unaudited)

                                                             BAHT' 000  US$'000
                                                             ---------  -------
                          ASSETS
Current Assets
Cash in hand and at banks (Note 5) ........................    223,953    5,881
Short-term investments (Note 7) ...........................     27,400      720
Trade accounts and notes receivable (Note 8) ..............    981,300   25,769
Less Allowance for doubtful accounts ......................   (310,837)  (8,163)
                                                             ---------  -------
Net trade accounts and notes receivable....................    670,463   17,606
                                                             ---------  -------
Inventories................................................    946,618   24,859
Other current assets
  Other receivable.........................................     11,833      311
  Receivable from Revenue Department.......................     12,264      322
  Deposit in an Escrow Trust account (Note 9) .............     18,898      496
  Others...................................................     38,274    1,005
                                                             ---------  -------
    Total Current Assets...................................  1,949,703   51,200
                                                             ---------  -------
Property, Plant and Equipment (Note 10)....................    659,627   17,322
Other Assets
  Property for disposal ...................................    312,288    8,201
  Loan to director (Note 17.1) ............................     23,453      616
  Others...................................................      5,232      137
                                                             ---------  -------
Total Assets...............................................  2,950,303   77,476
                                                             =========  =======
           LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Bank overdrafts and loans from financial institutions (Note
 11) ......................................................    976,273   25,637
Trade accounts and notes payable...........................    893,746   23,470
Current portion of long-term liabilities (Note 12) ........     27,420      720
Long-term liabilities converted to current liabilities
 according to contracts (Note 12) .........................    398,614   10,468
Other current liabilities
  Accrued salary and bonus.................................     29,199      767
  Others...................................................    133,518    3,506
                                                             ---------  -------
    Total Current Liabilities..............................  2,458,770   64,568
                                                             ---------  -------
Long-Term Liabilities (Note 12) ...........................    137,100    3,600
Other Liabilities
  Provision for income tax.................................      1,967       52
  Deferred tax liability...................................        950       25
                                                             ---------  -------
    Total Liabilities......................................  2,598,787   68,245
                                                             ---------  -------
Shareholders' Equity Share Capital (Note 13) ..............
  Authorized share capital--22,050,000 ordinary shares of
   Baht 10.00 each.........................................
  Issued and paid-up share capital--21,108,900 ordinary
   shares of Baht 10.00 each, fully paid...................    211,089    5,543
Premium on Share Capital...................................    968,267   25,427
Retained Earnings
  Appropriated--Statutory reserve..........................     21,000      552
  Unappropriated (deficit).................................   (952,094) (25,003)
Accumulated Foreign Currency Translation Adjustments
 (Note 3.3) ...............................................    103,254    2,712
                                                             ---------  -------
    Total Shareholders' Equity.............................    351,516    9,231
                                                             ---------  -------
Total Liabilities and Shareholders' Equity.................  2,950,303   77,476
                                                             =========  =======

          See notes to the consolidated interim financial statements.

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       For the Quarter Ended February 24,
                                  (unaudited)

                                                         2000          1999
                                                   ----------------- ---------
                                                   BAHT'000  US$'000 BAHT'000
Revenues
  Sales........................................... 1,595,776 41,906  1,975,777
  Other income
    Rental income.................................     8,278    217        --
    Others........................................     7,829    206      6,533
                                                   --------- ------  ---------
      Total Revenues.............................. 1,611,883 42,329  1,982,310
                                                   --------- ------  ---------
Expenses
  Cost of sales................................... 1,443,082 37,896  1,925,318
  Selling and administrative expenses.............    85,637  2,249    223,041
  Interest expenses...............................    32,586    856     51,336
                                                   --------- ------  ---------
      Total Expenses.............................. 1,561,305 41,001  2,199,695
                                                   --------- ------  ---------
Income (Loss) Before Income Tax...................    50,578  1,328   (217,385)
Income Tax Expense--Current.......................     1,059     28        --
                                                   --------- ------  ---------
Net Income (Loss).................................    49,519  1,300   (217,385)
                                                   ========= ======  =========
Basic Earnings (Loss) Per Share (Note 15).........      2.35   0.06     (10.31)
Diluted Earnings (Loss) Per Share (Note 15).......      2.35   0.06


          See notes to the consolidated interim financial statements.

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                       For the Quarter Ended February 24,
                                  (unaudited)

                                                       2000            1999
                                                -------------------  --------
                                                 BAHT'000   US$'000  BAHT'000
Share Capital
  Ordinary shares
    Beginning balance..........................    210,759    5,534   210,759
    Additions..................................        330      --        --
                                                ----------  -------  --------
    Ending balance.............................    211,089    5,543   210,759
                                                ----------  -------  --------
Premiums on Share Capital
  Premiums on ordinary shares
    Beginning balance..........................    967,277   25,401   967,277
    Additions..................................        990       26       --
                                                ----------  -------  --------
    Ending balance.............................    968,267   25,427   967,277
                                                ----------  -------  --------
Retained Earnings (Deficit)
  Appropriated
    Statutory reserve
      Beginning balance........................     21,000      552    21,000
                                                ----------  -------  --------
      Ending balance...........................     21,000      552    21,000
                                                ----------  -------  --------
  Unappropriated
    Beginning balance.......................... (1,001,613) (26,303) (684,026)
    Additions (Deductions).....................     49,519    1,300  (217,385)
                                                ----------  -------  --------
    Ending balance.............................   (952,094) (25,003) (901,411)
                                                ----------  -------  --------
Accumulated Foreign Currency Translation
 Adjustment
  Beginning balance............................     85,664    2,250   117,662
  Additions (Deductions).......................     17,590      462    (7,826)
                                                ----------  -------  --------
  Ending balance...............................    103,254    2,712   109,836
                                                ----------  -------  --------
Total Shareholders' Equity.....................    351,516    9,231   407,461
                                                ==========  =======  ========

          See notes to the consolidated interim financial statements.

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

                        STATEMENTS OF RETAINED EARNINGS
                       For the Quarter Ended February 24,
                                  (unaudited)

                                                        2000            1999
                                                 -------------------  --------
                                                  BAHT'000   US$'000  BAHT'000
Unappropriated Retained Earnings (Deficit)
  Beginning Balance as at November 25,.......... (1,001,613) (26,303) (684,026)
  Net income (loss).............................     49,519    1,300  (217,385)
                                                 ----------  -------  --------
  Total Unappropriated Retained Earnings
   (Deficit)....................................   (952,094) (25,003) (901,411)
                                                 ----------  -------  --------
Appropriated Retained Earnings
  Statutory reserve.............................     21,000      552    21,000
                                                 ----------  -------  --------
  Total Appropriated Retained Earnings..........     21,000      552    21,000
                                                 ----------  -------  --------
Total Retained Earnings (Deficit)...............   (931,094) (24,451) (880,411)
                                                 ==========  =======  ========



          See notes to the consolidated interim financial statements.

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

                            STATEMENTS OF CASH FLOWS
                       For the Quarter Ended February 24,
                                  (unaudited)

                                                          2000           1999
                                                    -----------------  --------
                                                    BAHT'000  US$'000  BAHT'000
Cash Flows from Operating Activities
 Net income (loss).................................   49,519   1,300   (217,385)
 Adjustments to reconcile net loss to net cash
  provided (used) by operating activities:
   Allowance for doubtful accounts.................   (6,844)   (179)      (416)
   Inventory reserve...............................  (74,639) (1,960)       --
   Depreciation and amortization...................   43,539   1,143     67,117
   Net loss on exchange............................   11,870     312     52,475
   Loss on disposal of assets......................      --      --          68
                                                    --------  ------   --------
   Income (loss) from operations before changes in
    operating assets and liabilities...............   23,445     616    (98,141)
 (Increase) Decrease in operating assets
   Trade accounts and notes receivable.............  (33,000)   (867)  (240,636)
   Inventories.....................................   71,838   1,887    (35,424)
   Other current assets............................  (12,744)   (335)    23,495
   Other assets....................................      399      11         79
 Increase (Decrease) in operating liabilities
   Trade accounts and notes payable................ (154,252) (4,051)   543,351
   Other current liabilities.......................  (75,250) (1,976)   (16,956)
   Other liabilities...............................      (29)     (1)       --
                                                    --------  ------   --------
   Net cash (used) provided by operating
    activities..................................... (179,593) (4,716)   175,768
                                                    --------  ------   --------
Cash Flows from Investing Activities
 Increase in deposit with maturity of more than 3
  months...........................................     (232)     (6)    (1,870)
 Net increase in property, plant and equipment.....   (5,369)   (141)   (15,616)
                                                    --------  ------   --------
 Net cash (used) provided by investing activities..   (5,601)   (147)   (17,486)
                                                    --------  ------   --------
Cash Flows From Financing Activities
 Increase (Decrease) in bank overdrafts and loans
  from financial institutions......................   57,910   1,521    (33,604)
 Decrease in long-term loans.......................  (27,027)   (710)  (167,252)
 Increase in share capital.........................    1,320      34        --
                                                    --------  ------   --------
 Net cash provided (used) by financing activities..   32,203     845   (200,856)
                                                    --------  ------   --------
Accumulated Currency Translation Adjustment........   17,590     462     (7,826)
                                                    --------  ------   --------
 Net decrease in cash and cash equivalents......... (135,401) (3,556)   (50,400)
 Cash and cash equivalents at the beginning of
  year.............................................  359,354   9,437    101,965
                                                    --------  ------   --------
 Cash and cash equivalents at the end of period....  223,953   5,881     51,565
                                                    ========  ======   ========

          See notes to the consolidated interim financial statements.

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

             NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                For the Quarter Ended February 24, 2000 and 1999
                                  (Unaudited)

1. Asia-Pacific Economic Turmoil and Going Concern

   Thailand and many Asia-Pacific countries continue to experience economic difficulties since 1997. The accompanying financial statements reflect management's current assessment of the possible impact of the economic conditions on the financial position of the Company. The ultimate effect of such uncertainties on the financial position of the Company cannot be presently determined.

   As further described in Note 12, the Company and a subsidiary were unable to comply with certain loan covenant requirements related to their loan agreements with banks. The lenders may enforce their rights under the loan agreements to call the debts at any time. To date, no notice has been issued by the lenders.

   Management plans with respect to these matters are to continue negotiations with banks for a permanent restructuring of the debts and negotiate for the sale of the Company.

   The interim financial statements have been prepared on a going concern basis. If the Company is unable to continue as a going concern, it may be required to realize its assets and extinguish its liabilities other than in the normal course of business and at amounts different from those stated in the financial statements. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the Company not be able to continue as a going concern.

2. Principle Business Operation of the Company

   GSS Array Technology Public Company Limited was registered in Thailand on August 20, 1985 named GMI Electronics (Thailand) Company Limited. The Company has changed its name to GSS Electronics (Thailand) Company Limited and to GSS Array Technology Company Limited on January 12, 1987 and May 17, 1991, respectively. The Company was listed on the Stock Exchange of Thailand in 1989 and has been registered as a public company under the Public Limited Company Act on April 25, 1994 with the registration no. Bor Mor Jor. 368.

   Its head office located at 94 Moo 1, Hitech Industrial Estate, Banlane, Bang Pa-in, Ayudhaya. The principle business operation is to assemble electronic products for export.

   The Company has total average employees as at February 24, 2000 of 2,700 persons and employees' benefit expenses for the quarter ended February 24, 2000 amounting to Baht 124 million.

3. Basis for Preparation of the Interim Financial Statements

     3.1 The accompanying consolidated and the Company's interim financial statements for the quarters ended February 24, 2000 and 1999 are prepared by the management of the Company and are unaudited. However, in the opinion of the Company, all adjustments necessary for a fair presentation, have been reflected therein.

     The interim financial statements have been prepared in accordance with the Regulation of the Stock Exchange of Thailand (SET) dated May 18, 1999 regarding the preparation and submission of financial statements and reports for the financial position and result of operations of the listed companies (No.1) B.E. 2542. Thai Accounting Standard No. 41 "Interim financial statements" has been adopted by the Company.

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

     Certain financial information which is normally included in financial statements prepared in accordance with generally accepted accounting principles, but which is not required for interim reporting purposes, has been omitted. In addition, the consolidated and the Company's interim financial statements should be read in conjunction with the consolidated and the Company's financial statements and notes thereto included in the audited financial statements for the year ended November 24, 1999.

     The Company maintains its accounting records in Thai Baht and prepares its statutory financial statements in conformity with accounting standards in Thailand. The accompanying financial statements are prepared in accordance with accounting principles and practices generally accepted in Thailand and are designed for those who have reasonable knowledge thereof. Such principles may not conform with generally accepted accounting principles in other countries.

     3.2 The consolidated interim financial statements include the accounts of GSS Array Technology Public Company Limited and its subsidiaries, prepared after eliminating significant intercompany transactions and balances.

     3.3 Balance sheet and statement of income of foreign subsidiaries are translated into Baht at the exchange rates announced by The Bank of Thailand at the balance sheet date and the average exchange rates, respectively. The translation differences have been shown as the accumulated foreign currency translation adjustments in the shareholders' equity.

     3.4 The US$equivalent has been provided for convenience only, at the rate of approximately Baht 38.0 per US$1.00 being the average rate of buying and selling rates as announced by the Bank of Thailand as of February 24, 2000. Such translation should not be constructed as a representation that the Baht amounts could be converted to U.S. dollars at that or any other rate.

4. Significant Accounting Policies

   The Company uses the same accounting policies and methods of computation in these interim financial statements as in the audited financial statements for the year ended November 24, 1999.

5. Supplemental Disclosures of Cash Flow Information

     5.1 Cash and cash equivalents consist of the followings :

                                              February 24,
                                                  2000        February 24, 1999
                                            ----------------- -----------------
                                            BAHT'000  US$'000     BAHT'000
Cash in hand and at banks.................  223,953    5,881        51,565
Short-term investment.....................   27,400      720        20,478
                                            -------    -----       -------
                                            251,353    6,601        72,043
Less Deposits with maturity of more than 3
 month....................................  (27,400)    (720)      (20,478)
                                            -------    -----       -------
                                            223,953    5,881        51,565
                                            =======    =====       =======

     5.2 Cash paid for interest and income tax are as follows:

                                                February 24,
                                                    2000       February 24, 1999
                                              ---------------- -----------------
                                              BAHT'000 US$'000     BAHT'000
Interest.....................................  35,250    926        51,961
Income tax...................................     543     14           --

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

6. Risk Management Policies for Foreign Currency

   The currency of the primary economic environment in which the Company operates is in U.S. dollars, and management believes that there is no need to hedge currency risk against the dollars.

7. Short-Term Investments

   As at February 24, 2000, fixed deposits at a bank of Baht 26 million (US$0.6 million) have been pledged as security against bank overdrafts and loans from financial institutions (see Note 11).

8. Trade Accounts and Notes Receivable

   Trade accounts and notes receivable are classified by aging as follows:

                                             February 24,
                                                 2000         February 24, 1999
                                           -----------------  -----------------
                                           BAHT'000  US$'000      BAHT'000
Not yet due (Credit term 30 days).........  429,853  11,288         616,193
Overdue 1-3 months........................  221,318   5,812         391,927
Overdue 3-6 months........................   18,669     490          47,644
Overdue over 6 months.....................  311,460   8,179         253,791
                                           --------  ------       ---------
                                            981,300  25,769       1,309,555
Less Allowance for doubtful account....... (310,837) (8,163)       (259,125)
                                           --------  ------       ---------
Net trade accounts and notes receivable...  670,463  17,606       1,050,430
                                           ========  ======       =========

9. Deposit in Escrow Trust Account

   As of February 24, 2000, deposit in Escrow Trust Account represents a US$500,000 of money paid by ACT Manufacturing (buyer) relating to the disposal of business of GSS Array Technology Inc., U.S.A. (seller).

   As specified in sale agreement, the money is set aside to meet any future claims by the buyer against the seller to the disposal of business. The funds will be released to the seller one year from the date of the agreement which is October 11, 1999.

   This amount may or may not be received in full depending on claims that may be filed by the buyer.

10. Property, Plant and Equipment

   The Company has mortgaged Baht 85 million (US$2 million) and Baht 176 million as at February 24, 2000 and 1999 respectively, of book value of machinery and equipment with banks as security against short and long term loans (see Notes 11 and 12).

11. Bank Overdrafts and Loans from Financial Institutions

   Bank overdrafts of the Company are secured by a pledge of its fixed deposits (see Note 7) and carry interest at the minimum overdraft rate. Loans from financial institutions of the Company are secured by the pledge of its fixed deposits and the mortgage of land, buildings, machinery and equipment having book value of Baht 85 million (US$2 million) and Baht 176 million as at February 24, 2000 and 1999 respectively (see Note 10).

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

12. Long-Term Liabilities

   Long-term liabilities consist of the following:

                                                         February 24,
                                                   ---------------------------
                                                     2000     2000      1999
                                                   BAHT'000  US$'000  BAHT'000
The Company
  Loans repayable monthly from 1999 to 2003.......  164,520    4,320       --
  Loans repayable quarterly from 1998 to 2000 ....  398,614   10,468   524,305
Loan of subsidiary................................      --       --     55,941
                                                   --------  -------  --------
                                                    563,134   14,788   580,246
  Less Current portion............................  (27,420)    (720)      --
                                                   --------  -------  --------
                                                    535,714   14,068   580,246
  Less Long-term liabilities converted to current
   liabilities according to contracts............. (398,614) (10,468) (580,246)
                                                   --------  -------  --------
                                                    137,100    3,600       --
                                                   ========  =======  ========

   Long-term liabilities of the Company carry interest at the rate of LIBOR+3 and are secured by mortgage of land, buildings, machinery and equipment having book value of Baht 85 million (US$2 million) and Baht 176 million as at February 24, 2000 and 1999 respectively (see Note 10). Such loan carry restrictive covenants pertaining to the performance and the ratio of debt to equity.

   The Company and the subsidiary were not in compliance with certain loan covenant requirements related to loan agreements with banks. The lenders may enforce their rights under the loan agreements to call the debts at any time. Accordingly, the Company presented the long-term liabilities as current liabilities under the heading of "long-term liabilities converted to current liabilities according to contracts" in order to comply with generally accepted accounting principles.

   To date, no notice has been issued by the lenders to the Company.

13. Share Capital

   The increases in issued and paid-up capital are as follows:

                                       Increase in
                            ---------------------------------
                               Issued and      Premiums on         Date of
           Date             paid-up capital   share capital      registration
           ----             ---------------- ---------------- ------------------
                             (Baht)   (US$)   (Baht)   (US$)          **
February 23, 1998..........  150,000   3,939   450,000 11,817 February 23, 1998
April 9, 1998..............  559,000  14,680 1,677,000 44,039 April 9, 1998
September 22, 1998.........   50,000   1,313   150,000  3,939 September 22, 1998
February 16, 2000..........  330,000   8,666   990,000 25,998 February 24, 2000

   The increases were due to the exercises of warrants (see Note 14).

  ** The Company registered the above increases in issued and paid-up capital with the Department of Commercial Registration.

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

14. Stock Option Plan

   The shareholders passed a resolution on November 21, 1996 to issue 1,050,000 ordinary share warrants to be allocated to certain directors and employees of the Company. The issued warrants will not be listed in the Stock Exchange of Thailand. The holders of warrants will have the right to buy ordinary share of the Company according to the ratio and exercise price stated in the warrants and these warrants can be exercised over the period of 5 years.

   The exercises of warrants are as follows:

                                                              Number of
                                                              warrants  Exercise
Date of the exercise                                          exercised  price
--------------------                                          --------- --------
                                                               (Unit)    (Baht)
January 30, 1998.............................................  15,000    40.00
March 26, 1998...............................................  55,900    40.00
September 22, 1998...........................................   5,000    40.00
February 16, 2000............................................  33,000    40.00

   941,100 warrants and 974,100 warrants have not been exercised as at February 24, 2000 and 1999 respectively.

15. Earnings Per Share

   Earnings per share is computed as follows:

   For the quarter ended February 24, 2000:

                                                         Average
                                                        Number of  Earnings per
                                              Income      shares      share
                                            ----------- ---------- ------------
                                            (Baht:'000)  (Share)   (Baht) (US$)
Net income.................................   49,519
Basic earnings per share
Net income attributable to ordinary
 shareholders..............................   49,519    21,079,128 2.3492 0.06
The effect of the dilutive potential
 ordinary shares
Stock option to purchase ordinary shares...                 21,833
Diluted earnings per share
Net income attributable to ordinary
 shareholders on conversion of potential
 ordinary shares...........................   49,519    21,100,961 2.3468 0.06

   Stock options to purchase 974,100 ordinary share at Baht 40 per share were outstanding as of February 24, 1999 but were not included in the computation of diluted EPS for the quarter then ended because the options' exercise price was greater than the average market price of the ordinary shares.

16. Contingent Liabilities

   The Company has contingent liabilities to bank for letters of guarantee as at February 24, 2000 and 1999 amounting to Baht 25 million (US$0.7 million) and Baht 15 million respectively.

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

17. Transactions with Related Parties


     17.1 Loans to Director

                                                             2000         1999
                                                       ---------------- --------
                                                       BAHT'000 USD'000 BAHT'000
Beginning Balance.....................................  22,514    591    22,514
Loss on exchange rate.................................    (532)   (14)      --
Addition..............................................   1,471     39       --
Repayment.............................................     --     --        --
Ending balance........................................  23,453    616    22,514

   Loans to director carry no interest and are not secured. Such loans will be due in full on December 31, 2000.

     17.2 Directors' remuneration

     No declaration for directors' remuneration for the quarter ended February 24, 2000 and 1999.

     17.3 Stock option plan

     See Note 14.

18. Year 2000 Problem

   No problems have been encountered with the Company's and subsidiaries' computer systems and manufacturing equipment.

19. Financial Information by Segment

   The Company and its subsidiaries' operations involve a single industry segment in electronic component assembly and carried on business in Thailand and foreign geographic areas. Geographical segment information of the Company and its subsidiaries as of and for the quarter ended February 24, 2000 and 1999 are as follows:

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

For the quarter ended February 24, 2000

                                 Domestic Foreign Total Elimination Grand Total
                                 -------- ------- ----- ----------- -----------
                                                Million of Baht
Net sales
  --Outside customers...........  1,586      10   1,596                1,596
  --Other segment...............      3     --        3       (3)        --
                                  -----     ---   -----   ------       -----
                                  1,589      10   1,599       (3)      1,596
                                  -----     ---   -----   ------       -----
Other income
  --Outside customers...........     12     --       12      --           12
  --Other segment...............    --       56      56      (53)          3
                                  -----     ---   -----   ------       -----
                                     12      56      68      (53)         15
                                  -----     ---   -----   ------       -----
Operating income................                                         193
Expense.........................                                        (110)
Interest expense................                                         (33)
                                                                       -----
Income before income tax........                                          50
Income tax......................                                          (1)
                                                                       -----
Net income......................                                          49
                                                                       =====
Property, plant and equipment...    676       5     681      (21)        660
Others..........................  3,216     206   3,422   (1,132)      2,290
                                  -----     ---   -----   ------       -----
    Total assets................  3,892     211   4,103   (1,153)      2,950
                                  =====     ===   =====   ======       =====

For the quarter ended February 24, 2000

                                 Domestic Foreign Total Elimination Grand Total
                                 -------- ------- ----- ----------- -----------
                                                 Million of US$
Net sales
  --Outside customers...........     42     --       42      --           42
  --Other segment...............    --      --      --
                                  -----     ---   -----   ------       -----
                                     42     --       42      --           42
                                  -----     ---   -----   ------       -----
Other income
  --Outside customers...........    --      --      --       --          --
  --Other segment...............    --        1       1       (1)        --
                                  -----     ---   -----   ------       -----
                                    --        1       1       (1)        --
                                  -----     ---   -----   ------       -----
Operating income................                                           5
Expense.........................                                          (3)
Interest expense................                                          (1)
                                                                       -----
Income before income tax........                                           1
Income tax......................                                         --
                                                                       -----
Net income......................                                           1
                                                                       =====
Property, plant and equipment...     18     --       18       (1)         17
Others..........................     84       6      90      (29)         61
                                  -----     ---   -----   ------       -----
    Total assets................    102       6     108      (30)         78
                                  =====     ===   =====   ======       =====

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

For the quarter ended February 24, 1999

                                 Domestic Foreign Total Elimination Grand Total
                                 -------- ------- ----- ----------- -----------
                                                Million of Baht
Net sales
  --Outside customers...........  1,542      434  1,976      --        1,976
  --Other segment...............     15      --      15      (15)        --
                                  -----    -----  -----   ------       -----
                                  1,557      434  1,991      (15)      1,976
                                  -----    -----  -----   ------       -----
Other income
  --Outside customers...........      6      --       6      --            6
  --Other segment...............    --        36     36      (36)        --
                                  -----    -----  -----   ------       -----
                                      6       36     42      (36)          6
                                  -----    -----  -----   ------       -----
Operating loss..................                                         (39)
Expenses........................                                        (127)
Interest expense................                                         (51)
                                                                       -----
Net loss........................                                        (217)
                                                                       =====
Property, plant and equipment...  1,025      178  1,203      --        1,203
Others..........................  3,120    1,304  4,424   (1,553)      2,871
                                  -----    -----  -----   ------       -----
    Total assets................  4,145    1,482  5,627   (1,553)      4,074
                                  =====    =====  =====   ======       =====

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

20. Discontinued Operations

   In October and November 1999, the Company's wholly owned subsidiaries at San Jose and Wales ceased their main activities. The income statements for the quarter ended February 24, 2000 of those subsidiaries relating to the discontinued operations are as follows:

                                 Continuing       Discontinued
                                 operations        operations         Total
                              ----------------- ---------------- -----------------
                              BAHT'000  US$'000 BAHT'000 US$'000 BAHT'000  US$'000
San Jose
  Revenue....................     --      --     9,555     251     9,555     251
  Expenses...................  27,153     713    9,819     258    36,972     971
                              -------    ----    -----     ---   -------    ----
    Net loss................. (27,153)   (713)    (264)     (7)  (27,417)   (720)
                              =======    ====    =====     ===   =======    ====
Wales
  Revenue....................     --      --       352       9       352       9
  Expenses...................     --      --        22       1        22       1
                              -------    ----    -----     ---   -------    ----
    Net income (loss)........     --      --       330       8       330       8
                              =======    ====    =====     ===   =======    ====

21. Summary of Significant Differences Between Accounting Principles Followed by the Company and Generally Accepted Accounting Principles in the United States

   The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the Kingdom of Thailand (Thai GAAP), which differs in certain respects from U.S. GAAP.

   The differences are reflected in the approximations provided in Note 22 and arise due to the items discussed in the following paragraphs:

 Functional Currency

   Under Thai GAAP, the functional currency is to be the Thai baht. Under U.S. GAAP, FASB No. 52 requires that an entity's functional currency is to be the currency of the primary economic environment in which that entity operates. Company's management has determined that under U.S. GAAP, the company's functional currency should be the U.S. dollar.

 Long-lived Assets to be disposed of

   While not addressed under Thai GAAP, the Company depreciated long-lived assets to be disposed of.

   Under U.S. GAAP, long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. Depreciation on such assets is not recognized.

 Unusual or infrequent items

   Under Thai GAAP, a material event or transaction that is unusual in nature or occurs infrequently but not both, and therefore does not meet both criteria for classification as an extraordinary item, should be reported as separate component of income from continuing operations by presenting before income before extraordinary items. Disposals of subsidiaries are categorized as discontinued operations of subsidiaries. Under U.S. GAAP, unusual or infrequent items should be reported as operating items, and discontinued operations represent only those disposals or abandonments of business segments as defined by APB Opinion No. 30.

          GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

 Reporting Comprehensive Income

   Under U.S. GAAP, SFAS No. 130, Reporting Comprehensive Income, requires an enterprise to display an amount representing total comprehensive income for each period of operations presented in the financial statements. Comprehensive income comprises net income and other comprehensive income such as unrealized gains and losses on securities, foreign currency translation adjustments and minimum pension liability adjustments. In addition, an enterprise is required to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. Reclassification of financial statements for earlier periods provided for comparative purposes is also required.

   Thai GAAP does not address the reporting or disclosure of comprehensive income.

22. Reconciliation Between Net Income and Shareholders' Equity Under Thai Gaap and U.S. Gaap

                                                                Quarter ended
                                         Quarter ended           February 24,
                                       February 24, 2000             1999
                                   --------------------------  -----------------
                                   In Thousands of Thai Baht and Thousands of
                                          U.S. $except Per Share Data
Net income (loss) according to
 the financial statements
 prepared under Thai GAAP........  Bht   49,519  US$    1,300  Bht (217,385)
U.S. GAAP adjustments
Increase (decrease) due to:
  Depreciation on assets to be
   disposed of...................  Bht    3,865  US$      102  Bht    3,019
  Functional Currency Change.....  Bht   (3,678) US$      (97) Bht   36,001
                                   ------------  ------------  ------------
Approximate net income (loss) in
 accordance with U.S. GAAP.......  Bht   49,706  US$    1,305  Bht (178,365)
                                   ============  ============  ============
Basic Earnings Per Share.........  Baht  2.3580  US$   0.0619  Baht (8.4617)
Diluted Earnings Per Share.......  Baht  2.3556  US$   0.0618  Baht     --
Weighted average number of shares
 (Thousands)
  Basic..........................  Share 21,079  Share 21,079  Share 21,079
  Diluted........................  Share 21,101  Share 21,101  Share    --

                                         Quarter ended
                                       February 24, 2000
                                   --------------------------
                                   In Thousands of Thai Baht
                                    and Thousands of U.S.$
Stockholders' equity according to
 the financial statements
 prepared under Thai GAAP........  Bht  351,516  US$    9,231
U.S. GAAP adjustments
Increase (decrease) due to:
  Depreciation on assets to be
   disposed of...................  Bht   29,380  US$      772
  Functional currency change.....  Bht  453,867  US$   11,917
                                   ------------  ------------
Approximate stockholders' equity
 in accordance with U.S. GAAP....  Bht  834,763  US$   21,920
                                   ============  ============

         GSS ARRAY TECHNOLOGY PUBLIC COMPANY LIMITED AND SUBSIDIARIES

   With regard to the balance sheets and statements of income, the following other significant captions determined under U.S. GAAP would have been:

                                                             Quarter ended
                                                           February 24, 2000
                                                         ----------------------
                                                          In Thousands of Thai
                                                         Baht and Thousands of
                                                                  US$
Balance sheets
  Property, plant and equipment......................... Bht  930,741 US$24,442
  Total other assets.................................... Bht  556,489 US$14,614
  Total assets.......................................... Bht3,433,550 US$90,167
  Other current liabilities............................. Bht2,458,770 US$64,568
    Total liabilities................................... Bht2,598,787 US$68,245

   The following table presents comprehensive income for the quarters ended February 24, 2000 and 1999.

                                                Quarter ended February 24,
                                              ---------------------------------
                                                     2000              1999
                                              --------------------  -----------
                                               In Thousands of Thai Baht and
                                                     Thousands of US$
  Net income (loss) U.S. GAAP................ Bht 49,706  US$1,305  Bht(178,365)
  Foreign currency translation adjustments... Bht(15,363) US$ (403) Bht  46,300
                                              ----------  --------  -----------
  Comprehensive income....................... Bht 34,343  US$  902  Bht(132,065)
                                              ==========  ========  ===========

23. Additional Financial Statement Disclosures Required Under U.S. GAAP

 Income Taxes

   Substantially all of the Company's income is earned in Thailand. Accordingly, the Company is not subject to income tax in other countries to any significant extent.

   In providing for applicable deferred income taxes under U.S. GAAP, the tax effect of significant temporary differences has been plus by the tax effect of available tax loss carry forwards, as follows:

                                        Quarter ended          Quarter ended
                                      February 24, 2000      February 24, 1999
                                    -----------------------  -----------------
                                    In Thousands of Thai Baht and Thousands
                                                    of U.S.$
Deferred income tax assets
 resulting principally from:
  Inventory reserve................ Bht  94,778  US$  2,489     Bht  72,957
  Bad debts reserve................ Bht  87,041  US$  2,286     Bht  84,252
  Loss on impairment of investments
   in subsidiaries................. Bht 376,356  US$  9,883     Bht 218,510
Add: Tax effect of available tax
 loss carryforwards................ Bht  37,847  US$    994     Bht  38,064
Less: Valuation allowance.......... Bht(596,022) US$(15,652)    Bht(413,783)
                                    -----------  ----------     -----------
Net deferred income tax assets..... Bht     --   US$    --      Bht     --
                                    ===========  ==========     ===========

   The statement of cash flows in accordance with U.S. GAAP is as follows:

                                             Quarter ended February 24,
                                         ------------------------------------
                                                 2000                1998
                                         ----------------------  ------------
                                           In Thousands of Thai Baht and
                                                  Thousands of US$
Cash flows from:
  Operating activities.................. Bht(185,271) US$(4,863) Bht  175,749
  Investing activities.................. Bht  (5,601) US$  (147) Bht  (17,486)
  Financing activities.................. Bht  32,203  US$   845  Bht (203,856)
Effect of exchange rate changes on
 cash................................... Bht  23,268  US$   609  Bht   (4,807)
                                         -----------  ---------  ------------
Net decrease in cash and cash
 equivalents............................ Bht(135,401) US$(3,556) Bht  (50,400)
                                         ===========  =========  ============

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Bull Electronics Angers S.A.:

   We have audited the accompanying Statement of Assets and Liabilities of the assembly business of Bull Electronics Angers S.A. (the "Assembly Business" as described in Note 2 to the financial statements) as of December 31, 1999 and the related Statement of Revenues, Direct and Certain Allocated Costs and Expenses for the year then ended. These financial statements are the responsibility of the Assembly Business' management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   As described in Note 1, the Assembly Business of Bull Electronics Angers S.A. is not a separate legal entity, but rather a component of a larger business. Accordingly, the accompanying Statement of Assets and Liabilities and Statement of Revenues, Direct and Certain Allocated Costs and Expenses do not purport to reflect the financial position or results of operations of the Assembly Business if such business had operated as an unaffiliated legal entity.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the assets and liabilities of the Assembly Business as of December 31, 1999, and the revenues, direct and certain allocated costs and expenses for the year then ended in conformity with accounting principles generally accepted in the United States of America.

   Our audit also comprehended the translation of the French franc amounts into US dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such US dollar amounts are presented solely for the convenience of the readers in the United States of America.

/s/ Deloitte Touche Tohmatsu


Neuilly sur Seine, France
June 6, 2000

               ASSEMBLY BUSINESS OF BULL ELECTRONICS ANGERS S.A.

          STATEMENT OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 1999
                             (Amounts in thousands)

                                                                    Convenience
                                                                    Translation
                                                                    -----------
                        ASSETS
Current assets:
  Accounts receivable--less allowance for doubtful
   accounts,
   FRF 1,155 ($177)................................... FRF 155,171    $23,741
    Accounts receivable--affiliates...................      82,088     12,559
  Inventories.........................................     156,478     23,941
  Deferred tax asset, current.........................      11,222      1,717
  Prepaid expenses and other current assets...........      16,840      2,577
  Prepaid expenses and other current assets--
   affiliates.........................................       1,235        189
                                                       -----------    -------
    Total current assets..............................     423,034     64,724
                                                       -----------    -------
Property and equipment:
  Land................................................         782        119
  Building............................................      80,791     12,361
  Equipment...........................................     262,451     40,155
  Assets under construction...........................       1,227        188
                                                       -----------    -------
    Total.............................................     345,251     52,823
  Less accumulated depreciation.......................    (275,506)   (42,152)
                                                       -----------    -------
    Property and equipment, net.......................      69,745     10,671
                                                       -----------    -------
Other long-term assets:
  Deferred tax asset, long term.......................      16,892      2,585
  Other long-term asset...............................         334         51
                                                       -----------    -------
    Total other long-term assets......................      17,226      2,636
                                                       -----------    -------
Total................................................. FRF 510,005    $78,031
                                                       ===========    =======
                     LIABILITIES
Current liabilities
  Accounts payable.................................... FRF 200,672    $30,703
  Accounts payable--affiliates........................      91,600     14,015
  Income taxes payable................................      12,050      1,844
  Deferred revenue and other current liabilities......      26,146      4,000
                                                       -----------    -------
    Total current liabilities.........................     330,468     50,562
                                                       -----------    -------
Accrued costs of pre-retirement plans.................      33,497      5,125
Pension liability.....................................      11,238      1,719
Excess of assets over liabilities.....................     134,802     20,625
                                                       -----------    -------
Total................................................. FRF 510,005    $78,031
                                                       ===========    =======

                       See notes to financial statements.

               ASSEMBLY BUSINESS OF BULL ELECTRONICS ANGERS S.A.

 STATEMENT OF REVENUES, DIRECT AND CERTAIN ALLOCATED COSTS AND EXPENSES FOR THE
                          YEAR ENDED DECEMBER 31, 1999
                             (Amounts in thousands)

                                                                    Convenience
                                                                    Translation
                                                                    -----------
Revenue:
  Sales--non affiliates............................. FRF 1,156,423   $ 176,933
  Sales--affiliates.................................       260,372      39,837
  Services and other--non affiliates................        11,119       1,701
  Services and other--affiliates....................        17,209       2,633
                                                     -------------   ---------
    Total revenue...................................     1,445,123     221,104
                                                     -------------   ---------
Costs and expenses:
  Cost of sales--non affiliates.....................    (1,109,937)   (169,820)
  Cost of sales--affiliates.........................      (241,580)    (36,962)
  Cost of services and other--non affiliates........       (15,298)     (2,341)
  Cost of services and other--affiliates............       (17,969)     (2,749)
  Selling and marketing.............................       (19,424)     (2,972)
  General and administrative........................       (58,650)     (8,973)
                                                     -------------   ---------
    Total costs and expenses........................    (1,462,858)   (223,817)
                                                     -------------   ---------
Loss from operations................................       (17,735)     (2,713)
Other expenses, net.................................        (1,177)       (180)
                                                     -------------   ---------
Loss before income taxes............................       (18,912)     (2,893)
                                                     -------------   ---------
Provision for income taxes..........................          (889)       (136)
                                                     -------------   ---------
Net loss............................................ FRF   (19,801)  $  (3,029)
                                                     =============   =========


                       See notes to financial statements.

               ASSEMBLY BUSINESS OF BULL ELECTRONICS ANGERS S.A.

                         NOTES TO FINANCIAL STATEMENTS
                          Year ended December 31, 1999

   All amounts are stated in thousands of French francs unless otherwise indicated.

1. Background and basis of presentation

 Background

   Incorporated in 1995, Bull Electronics Angers S.A. ("BEA") is a 100% subsidiary of Bull S.A., a French wholly owned subsidiary of the Groupe Bull which consists of an extensive network of affiliated companies located worldwide (the "Groupe Bull").

   The board of directors of BEA, approved, in principle, a plan to sell (the "Sale") its assembly business (the "Assembly Business"), as described in Note 2, to a third party (the "Buyer").

 Basis of Presentation

   The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, on a basis which reflects the historical result of operations of the Assembly Business. Such financial statements do not reflect changes which may be significant and which may occur in the operations and financial position of the Assembly Business as a result of the Sale.

   As described in Note 5, the Groupe Bull provides certain general and administrative services to BEA, including finance, tax, legal, treasury, information systems and human resources. The Groupe Bull charges corporate fees to BEA in consideration for such services as well as to cover a general contribution for the use of name and brand. For the purposes of the accompanying financial statements, a portion of such corporate fees has been allocated to the Assembly Business based on its relative contribution to BEA's total revenue in 1999.

   As part of its activities, the Assembly Business uses raw boards manufactured by the printed circuit business, another business of BEA. Because the printed circuit business is not organized as a separate legal entity, such purchases made by the Assembly Business from the printed circuits business are not legally materialized by an invoice. Management of the Assembly Business has utilized an arm's-length transfer at the best price available for comparable external suppliers in order to estimate the corresponding cost of revenue, which was determined as FRF69,920 and is included in Statement of Revenues, Direct and Certain Allocated Costs and Expenses. This estimate of cost of revenue approximates historical cost. Corresponding accounts payable, included in the Statement of Assets and Liabilities for FRF19,350, have been estimated by the Assembly Business assuming an average payment term of 85 days which management considers to reflect business practice in the industry in France.

   Income taxes payable have been allocated to the Assembly Business based on its relative contribution to BEA's tax result. Deferred income taxes have been allocated to the Assembly Business based on its relative contribution to the differences between accounting and tax basis of the assets and the liabilities of BEA.

   Assets and liabilities related to the Assembly Business operations have been managed and controlled by BEA. Certain of these assets and liabilities are directly attributable to the Assembly Business, whereas certain of these assets and liabilities, primarily those related to personnel, have been allocated to the Assembly Business based on its relative headcount or salary costs. Such allocated assets and liabilities amounted to FRF16,280, FRF334, FRF191,150, FRF53,218 and FRF11,263, respectively, and have been recorded in the line items titled Prepaid expenses and other current assets, Other long-term assets, Accounts payable, Accounts

               ASSEMBLY BUSINESS OF BULL ELECTRONICS ANGERS S.A.

payable--affiliates and Deferred revenue and other current liabilities of the Statement of Assets and Liabilities, respectively.

   BEA has incurred expenses in connection with the Sale as described above. Management considers that the Assembly Business would not have incurred such expenses had it been organized as a stand-alone unaffiliated legal entity. Consequently, such expenses in connection with the Sale have not been allocated to the Assembly Business.

   As described in Note 2, bank accounts are legally held by BEA and not by businesses. Furthermore, BEA uses a centralized approach to cash management and the financing of its operations. Additionally, management reviews financial income and expenses on a legal entity basis as opposed to a business entity basis, and discrete information by business is not available on this matter. As a result, cash, cash equivalents and debts, as well as relating income and expenses have not been allocated to the Assembly Business.

   While management of the Assembly Business believes that the allocation methodology followed in preparing the accompanying financial statements as described above is reasonable, such allocation methodology may not necessarily reflect the revenues, costs and expenses or assets and liabilities of the Assembly Business in the future, or what the revenues, costs and expenses or assets and liabilities would have been had the Assembly Business been a separate stand-alone entity.

   The translations of the French franc amounts into US dollar amounts are included solely for the convenience of readers in the United States of America and have been made at the rate of exchange of US$0.153 to FRF1, the approximate rate of exchange on December 31, 1999. Such translations should not be construed as representations that the French franc amounts could be converted at that or any other rate.

2. Nature of the Business and Summary of Significant Accounting Policies

   Nature of the business--The Assembly Business provides services in printed circuit assemblies (also known as board assemblies), box build systems assembly and associated end-to-end value added services for original equipment manufacturers worldwide. The Assembly Business operates in Angers, France.

   Foreign currency translation--BEA uses the French franc ("FRF") as its functional and reporting currency. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate on the balance sheet date. Income and expense items are translated at average rates of exchange prevailing during each period.

   Inventories--Inventories are valued at the lower of cost (first-in, first-out basis) or market.

   Property and Equipment--Land, purchased property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful life (2 to 20 years) of the related assets, except land that is not depreciated. In 1999, depreciation expense was FRF29,866 included in the Statement of Revenues, Direct and Certain Allocated Costs and Expenses.

   Long-lived assets--Under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the Assembly Business evaluates the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time such evaluations indicate that the undiscounted future cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. Based on these evaluations, there were no adjustments to the carrying value of long-lived assets in 1999.

               ASSEMBLY BUSINESS OF BULL ELECTRONICS ANGERS S.A.

   Sales returns--Upon shipment of the equipment, the Assembly Business provides for the estimated cost that may be incurred for sales returns.

   Revenue recognition--Revenue from the sale of equipment is recognized upon shipment, provided that no significant obligations remain and collection of the receivables is considered probable. Included in revenue from the sale of equipment are approximately FRF47,763 of revenue from certain "consignment sales" for which the final customer provides the Assembly Business with the raw materials. In such cases, customers are billed a fabrication charge and the raw material value is not included in sales or cost of sales. Revenue from customer maintenance support agreements is deferred and recognized ratably over the term of the agreements. Revenue from other services is recognized as services are rendered and accepted by the customer.

   Income taxes--The Assembly Business accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred income taxes are determined based on the differences between the financial statement and tax basis of assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse. In addition, SFAS No. 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion of the deferred tax asset will not be realized.

   Use of estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires, of necessity, the use of estimates to determine the appropriate carrying value of certain assets and liabilities. Actual results could differ from these estimates. Each of these estimates requires the Assembly Business' management to assess past history and to estimate probable outcomes in the future. While uncertainties are always present in the estimation process and changes could occur, the management believes that the assumptions used to develop these estimates are reasonable.

   Recently issued accounting standards--In June 1998, the Financial Accounting Standards Board issued the SFAS No.133, "Accounting for Derivative and Similar Financial Instruments and for Hedging Activities", which is effective for fiscal years beginning after June 15, 2000 as amended by the SFAS No.137 "Accounting for Derivative and Similar Financial Instruments and for Hedging Activities--Deferral of the effective date of FASB Statement No.133--an amendment of FASB Statement No.133". SFAS 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of derivative and whether it has been designated and qualifies as part of a hedging relationship for hedge accounting. The Assembly Business' management has not determined the impact that SFAS No. 133 will have on its financial statements.

3. Inventories

   As of December 31, 1999, the components of inventories were as follows:

   Raw material and work in process.................................. FRF153,649
   Finished goods....................................................      2,829
                                                                      ----------
                                                                      FRF156,478
                                                                      ==========

4. Accrued Costs of Pre-Retirement Plans

   The Assembly Business is engaged in various pre-retirement plans that offer indemnities to certain eligible employees who cease working prior to legal retirement age. Such indemnities are paid jointly by the employer and the French social services to employees for the period from the pre-retirement date to the retirement date.

               ASSEMBLY BUSINESS OF BULL ELECTRONICS ANGERS S.A.

   As of December 31, 1999, there remain 33 employees covered by pre-retirement plans adopted prior to 1999. Additionally, in 1999 the Assembly Business has adopted a new pre-retirement plan covering 57 employees. Remaining indemnities to be paid by the Assembly Business as of December 31, 1999 amounted to FRF33,497. Such liability accrued in the Statement of Assets and Liabilities has been determined by discounting annual payments to be made over the next 9 years, using a discount rate of 6%.

   In 1999, cost of accrued pre-retirement plans was FRF34,432 included in the lines "Cost of sales", "Selling and marketing", and "General and administrative" of the Statement of Revenues, Direct and Certain Allocated Costs and Expenses for FRF31,359, FRF1,889, and FRF1,184, respectively.

5. Related Parties

   Tax group structure--BEA belongs to a tax group led by Bull S.A. Consequently, income taxes are paid to Bull S.A. directly.

   Corporate fees--The Groupe Bull provides certain general and administrative services to BEA, including finance, tax, legal, treasury, information systems and human resources. The Groupe Bull charges corporate fees to BEA in consideration for such services as well as to cover a general contribution for the use of name and brand. As described in Note 1, a portion of such corporate fees has been allocated to the Assembly Business based on its relative contribution to BEA's total revenue in 1999. Such allocated cost of corporate fees was FRF46,184 in 1999, included in line "General and administrative" of the Statement of Revenues, Direct and Certain Allocated Costs and Expenses. At December 31, 1999, the amount due to Bull on such corporate fees was FRF18,065 included in the Statement of Assets and Liabilities.

6. Pension Liability

   In accordance with mandatory collective bargaining agreements, French companies must pay lump sum indemnities to employees upon retirement. No assets are contributed to the plan on an ongoing basis.

   Pension benefits and retirement indemnities are based on formulas, which generally take into account length of service, job grade and compensation. The actuarial present value of these obligations and the corresponding accrued liabilities recognized in the Statement of Assets and Liabilities sheet at December 31, 1999 were as follows:

   Projected benefit obligation................................... FRF 11,238
   Fair value of plan assets......................................        --
                                                                   ----------
   Funded status.................................................. FRF(11,238)
                                                                   ----------
   Accrued benefit cost recognized in the Statement of Assets and
    Liabilities................................................... FRF 11,238
                                                                   ==========

   Assumptions used to determine the pension and retirement indemnity obligation and cost were as follows in 1999:

   Discount rate..................................................          6%
   Expected return on plan assets.................................        --
   Rate of compensation increase..................................          1%

   The net reduction of the prior year liability due mostly to pre-retirement plans and employee turnover was in excess of the pension cost incurred during the year and therefore resulted in a net pension income of

               ASSEMBLY BUSINESS OF BULL ELECTRONICS ANGERS S.A.

approximately FRF2,200 in 1999, primarily included in lines "Cost of sales" and "Cost of services and other" of the Statement of Revenues, Direct and Certain Allocated Costs and Expenses.

7. Excess of assets over liabilities

   The following is an analysis of the excess of assets over liabilities of the Assembly Business:

   Excess of assets over liabilities at January 1, 1999............. FRF154,603
   Net loss.........................................................    (19,801)
   Accumulated other comprehensive loss.............................        --
                                                                     ----------
   Excess of assets over liabilities at December 31, 1999........... FRF134,802
                                                                     ==========

   Effective January 1, 1999, the Assembly Business adopted SFAS No. 130, "Reporting Comprehensive Income", which requires a prominent display of the components of items of other comprehensive loss. In 1999, the Assembly Business has no item to record as other comprehensive loss.

8. Income Taxes

   BEA is liable for corporate income taxes based on legislation existing in France. As described in Note 1, current and deferred income taxes have been allocated to the Assembly Business based on their relative contribution to BEA's tax result and their relative contribution to the differences between accounting and tax basis of the assets and the liabilities of BEA, respectively.

   Accordingly, the benefit from (provision for) income taxes of the Assembly Business in 1999 consisted of the following:

   Current income tax............................................... FRF(12,050)
   Deferred income tax..............................................     11,161
                                                                     ----------
                                                                     FRF   (889)
                                                                     ==========

   As of December 31, 1999, deferred tax assets (liabilities) were reflected on the Assembly Business' Statement of Assets and Liabilities as follows:

   Deferred tax assets:
   --Pension liability and accrued costs of pre-retirement plans..... FRF16,892
   --Inventory valuation allowances..................................     8,251
   --Other...........................................................     2,971
                                                                      ---------
   Total deferred tax assets.........................................    28,114
   Valuation allowance...............................................       --
                                                                      ---------
   Net deferred tax assets........................................... FRF28,114
                                                                      =========

   SFAS No.109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management believes that it is more likely than not that the Assembly Business will generate future taxable income to realize the entire deferred tax assets.

               ASSEMBLY BUSINESS OF BULL ELECTRONICS ANGERS S.A.

9. Concentration of credit risk

   Financial instruments, which potentially subject the Assembly Business to significant concentrations of credit risk, consist principally of trade accounts receivable.

   In 1999, two customers accounted for 67% and 13% respectively of total revenue with non-affiliates and 45% and 26% respectively of accounts receivable from non-affiliates at December 31, 1999. The Assembly Business' historical experience in collection of accounts receivable falls within the recorded allowances.

10. Geographic information

   Geographic information is as follows:

                                          Other      North
                               France     Europe    America  Other     Total
                             ---------- ---------- --------- ------ ------------
   Revenues................. FRF551,080 FRF876,056 FRF17,218 FRF769 FRF1,445,123
                             ---------- ---------- --------- ------ ------------

   Revenues by geographic areas are based on client location.

11. Litigation

   In the ordinary course of business, the Assembly Business is subject to various legal proceedings and claims. Management of the Assembly Business believes that the ultimate outcome of these matters will not have a material adverse effect on its financial statements.

                                     * * *

               ASSEMBLY BUSINESS OF BULL ELECTRONICS ANGERS S.A.

      STATEMENT OF ASSETS AND LIABILITIES AS OF MARCH 31, 2000 (UNAUDITED)
                             (Amounts in thousands)

                                                                    Convenience
                                                                    Translation
                                                                    -----------
                        Assets
Current assets:
  Accounts receivable--less allowance for doubtful
   accounts, FRF2,306($337)........................... FRF 205,404   $ 29,989
  Accounts receivable--affiliates.....................      53,341      7,788
  Inventories.........................................     370,580     54,105
  Deferred tax asset, current.........................      11,222      1,638
  Prepaid expenses and other current assets...........      22,978      3,355
  Prepaid expenses and other current assets--
   affiliates.........................................         596         87
                                                       -----------   --------
    Total current assets..............................     664,121     96,962
                                                       -----------   --------
Property and equipment
  Land................................................         782        114
  Building............................................      81,600     11,914
  Equipment...........................................     275,680     40,249
  Assets under construction...........................         676         99
                                                       -----------   --------
    Total.............................................     358,738     52,376
  Less accumulated depreciation.......................    (281,019)   (41,029)
                                                       -----------   --------
    Property and equipment, net.......................      77,719     11,347
                                                       -----------   --------
Other long-term assets:
  Deferred tax asset, long term.......................      16,892      2,466
  Other long-term assets..............................         337         49
                                                       -----------   --------
    Total other long-term assets......................      17,229      2,515
                                                       -----------   --------
Total................................................. FRF 759,069   $110,824
                                                       ===========   ========
                     Liabilities
Current liabilities:
  Accounts payable.................................... FRF 367,570   $ 53,665
  Accounts payable--affiliates........................     135,939     19,847
  Income taxes payable................................      13,846      2,022
  Deferred revenue and other current liabilities......      40,900      5,971
                                                       -----------   --------
    Total current liabilities.........................     558,255     81,505
                                                       -----------   --------
Accrued costs of pre-retirement plans.................      31,786      4,641
Pension liability.....................................      11,512      1,681
Excess of assets over liabilities.....................     157,516     22,997
                                                       -----------   --------
Total................................................. FRF 759,069   $110,824
                                                       ===========   ========

                       See notes to financial statements.

               ASSEMBLY BUSINESS OF BULL ELECTRONICS ANGERS S.A.

    STATEMENTS OF REVENUES, DIRECT AND CERTAIN ALLOCATED COSTS AND EXPENSES
          FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND MARCH 31, 1999
                             (Amounts in thousands)

                                                                     March 31,
                                                March 31, 2000         1999
                                                 (Unaudited)        (Unaudited)
                                            ----------------------- -----------
                                                        Convenience
                                                        Translation
                                                        -----------
Revenue:
  Sales--non affiliates.................... FRF371,951   $ 54,305   FRF299,107
  Sales--affiliates........................     38,727      5,654       60,317
  Services--non affiliates.................      4,457        651        2,687
  Services--affiliates.....................      3,613        527        3,697
                                            ----------   --------   ----------
    Total revenue..........................    418,748     61,137      365,808
                                            ----------   --------   ----------
Costs and expenses:
  Cost of sales--non affiliates............   (346,242)   (50,551)    (297,961)
  Cost of sales--affiliates................    (36,098)    (5,270)     (60,739)
  Cost of Services--non affiliates.........     (8,002)    (1,168)      (2,874)
  Cost of Services--affiliates.............     (3,502)      (511)      (3,848)
  Selling and marketing....................     (4,281)      (625)      (5,663)
  General and administrative...............    (17,758)    (2,593)     (15,415)
                                            ----------   --------   ----------
    Total costs and expenses...............   (415,883)   (60,718)    (386,500)
                                            ----------   --------   ----------
Profit (Loss) from operations..............      2,865        419      (20,692)
Other income, net..........................      1,990        290        3,903
                                            ----------   --------   ----------
Profit (Loss) before income taxes..........      4,855        709      (16,789)
                                            ----------   --------   ----------
Provision for income taxes.................     (1,796)      (262)      (3,012)
                                            ----------   --------   ----------
Net Profit (Loss).......................... FRF  3,059   $    447   FRF(19,801)
                                            ==========   ========   ==========


                       See notes to financial statements.

               ASSEMBLY BUSINESS OF BULL ELECTRONICS ANGERS S.A.

                   NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

   All amounts are stated in thousands of French francs unless otherwise indicated.

1. Basis of presentation and significant accounting policies

 Basis of Presentation

   Bull Electronics Angers S.A. ("BEA") is a 100% subsidiary of Bull S.A. , a French wholly owned subsidiary of the Groupe Bull which consists of an extensive network of affiliated companies located worldwide (the "Groupe Bull"). The board of directors of BEA, approved, in principle, a plan to sell (the "Sale") its assembly business (the "Assembly Business") to a third party (the "Buyer"). The Assembly Business provides services in printed circuit assemblies (also known as board assemblies), box build systems assembly and associated end-to-end value added services for original equipment manufacturers worldwide. The Assembly Business operates in Angers, France.

   The accompanying unaudited interim financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, on a basis which reflects the historical results of operations of the Assembly Business. Such financial statements do not reflect changes which may be significant and which may occur in the operations and financial position of the Assembly Business as a result of the Sale of this business.

   The unaudited interim financial statements furnished herein reflect all adjustments, which in the opinion of management, are of a normal recurring nature, necessary to fairly state the financial position of the Assembly Business. The results of operations for the periods presented have been prepared on a basis consistent with audited financial statements for the year ended December 31, 1999.

   The results of operations for the interim periods are not necessarily indicative of the results of the operations to be expected for the fiscal year. These interim financial statements should be read in conjunction with the financial statements of the Assembly Business for the year ended December 31, 1999.

   The Groupe Bull provides certain general and administrative services to BEA, including finance, tax, legal, treasury, information systems and human resources. The Groupe Bull charges corporate fees to BEA in consideration for such services as well as to cover a general contribution for the use of name and brand. For the purpose of the accompanying financial statements, a portion of such corporate fees has been allocated to the Assembly Business based on its relative contribution to BEA's total revenue in each of the three-month periods ended March 31, 1999 and March 31, 2000, respectively. Such allocated cost of corporate fees was FRF12,243 and FRF14,358 for the three months ended March 31, 1999 and March 31, 2000, respectively, included in the line "General and administrative" of the Statements of Revenues, Direct and Certain Allocated Costs and Expenses. At March 31, 2000, the amount due to the Groupe Bull on such corporate fees was FRF15,943 included in the line item "Accounts payable-- affiliates" of the Statement of Assets and Liabilities.

   As part of its activities, the Assembly Business uses raw boards manufactured by the printed circuit business, another business of BEA. Because the printed circuit business is not organized as a separate legal entity, such purchases made by the Assembly Business from the printed circuits business are not legally materialized by an invoice. Management of the Assembly Business has utilized an arm's-length transfer at the best price available for comparable external suppliers in order to estimate the corresponding cost of revenue, which was determined as FRF14,730 and FRF14,102 for the three months ended March 31, 1999 and March 31, 2000, respectively, and is included in the Statements of Revenues, Direct and Certain Allocated Costs and Expenses. This estimate of cost of revenue approximates historical cost. Corresponding accounts payable, included in the Statement of Assets and Liabilities for FRF13,266 at March 31, 2000, have been estimated by the Assembly Business assuming an average payment term of 85 days which management considers to reflect business practice in the industry in France.

               ASSEMBLY BUSINESS OF BULL ELECTRONICS ANGERS S.A.

   BEA is liable for corporate income taxes based on legislation existing in France. Current income taxes have been allocated to the Assembly Business based on its relative contribution to BEA's estimated tax result. BEA belongs to a tax group led by Bull S.A. Consequently, income taxes are paid to Bull S.A. directly.

   BEA has incurred expenses in connection with the Sale as described above. Management considers that the Assembly Business would not have incurred such expenses had it been organized as a stand-alone unaffiliated legal entity. Consequently, such expenses in connection with the Sale have not been allocated to the Assembly Business.

   Bank accounts are legally held by BEA and not by businesses. Furthermore, BEA uses a centralized approach to cash management and the financing of its operations. Additionally, management reviews financial income and expenses on a legal entity basis as opposed to a business entity basis, and discrete information by business is not available on this matter. As a result, cash, cash equivalents and debts, as well as relating income and expenses have not been allocated to the Assembly Business.

   Assets and liabilities related to the Assembly Business operations have been managed and controlled by BEA. Certain of these assets and liabilities are directly attributable to the Assembly Business, whereas certain of these assets and liabilities, primarily those related to personnel, have been allocated to the Assembly Business based on its relative headcount or salary costs. At March 31, 2000, such allocated assets and liabilities amounted to FRF21,998, FRF337, FRF355,811, FRF47,499 and FRF13,518, respectively, and have been recorded in the line items titled Prepaid expenses and other current assets, Other long-term assets, Accounts payable, Accounts payable--affiliates and Deferred revenue and other current liabilities of the Statement of Assets and Liabilities, respectively.

   While management of the Assembly Business believes that the allocation methodology followed in preparing the accompanying financial statements as described above is reasonable, such allocation methodology may not necessarily reflect the revenues, costs and expenses or assets and liabilities of the Assembly Business in the future, or what the revenues, costs and expenses or assets and liabilities would have been had the Assembly Business been a separate stand-alone entity.

   The translations of the French franc amounts into US dollar amounts are included solely for the convenience of readers in the United States of America and have been made at the rate of exchange of US$0.146 to FRF1, the approximate rate of exchange on March 31, 2000. Such translations should not be construed as representations that the French franc amounts could be converted at that or any other rate.

   Property and Equipment--Land, purchased property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful life (2 to 20 years) of the related assets, except land that is not depreciated. In the three months ended March 31, 1999 and March 31, 2000, depreciation expense was FRF7,714 and FRF7,614, respectively, included in Statements of Revenues, Direct and Certain Allocated Costs and Expenses.

   Revenue recognition--Revenue from the sale of equipment is recognized upon shipment, provided that no significant obligations remain and collection of the receivables is considered probable. Included in revenue from the sale of equipment are approximately FRF8,900 and FRF17,300 in the three months ended March 31, 1999 and March 31, 2000, respectively, of revenue from certain "consignment sales" for which the final customer provides the Assembly Business with the raw materials. In such cases, customers are billed a fabrication charge and the raw material value is not included in sales or cost of sales. Revenue from customer maintenance support agreements is deferred and recognized ratably over the term of the agreements. Revenue from other services is recognized as services are rendered and accepted by the customer.

               ASSEMBLY BUSINESS OF BULL ELECTRONICS ANGERS S.A.

   Recently issued accounting standards--In June 1998, the Financial Accounting Standards Board issued the SFAS No. 133, "Accounting for Derivative and Similar Financial Instruments and for Hedging Activities", which is effective for fiscal years beginning after June 15, 2000 as amended by the SFAS No. 137 "Accounting for Derivative and Similar Financial Instruments and for Hedging Activities--Deferral of the effective date of FASB Statement No. 133--an amendment of FASB Statement No. 133". SFAS 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of derivative and whether it has been designated and qualifies as part of a hedging relationship for hedge accounting. The Assembly Business' management has not determined the impact that SFAS No. 133 will have on its financial statements.

2. Inventories

   As of March 31, 2000, the components of inventories were as follows:

Raw material and work in process.................................... FRF 355,282
Finished goods......................................................      15,298
                                                                     -----------
                                                                     FRF 370,580
                                                                     ===========

3. Other income, net

   Other income, net consisted of the following:

                                                    Three months   Three months
                                                       ended          ended
                                                   March 31, 2000 March 31, 1999
                                                   -------------- --------------
Foreign exchange gains............................    FRF2,474       FRF4,397
Foreign exchange losses...........................        (575)          (264)
Other income (expense), net.......................          91           (230)
                                                      --------       --------
                                                      FRF1,990       FRF3,903
                                                      ========       ========

4. Comprehensive income

   In accordance with SFAS No. 130, "Reporting Comprehensive Income", which requires a prominent display of the components of items of other comprehensive income, the Assembly Business has no item to record as other comprehensive income in the three month periods ended March 31, 1999 and March 31, 2000, respectively.

5. Financial instruments with off-balance sheet risk

   On March 31, 2000, in the normal course of business, and in order to reduce the exposure of its Assembly Business activities to fluctuation in currency values, BEA entered into a US dollar forward sale contract with Bull, the parent company of the Groupe Bull, for a total amount of US$36,086 thousand at an exchange rate of US$0.146 to FRF1, or a notional amount of FRF247,733. Such off-balance sheet commitment matures on June 30, 2000.

6. Litigation

   In the ordinary course of business, the Assembly Business is subject to various legal proceedings and claims. Management of the Assembly Business believes that the ultimate outcome of these matters will not have a material adverse effect on its financial statements.

--------------------------------------------------------------------------------
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                                  $100,000,000

                       7% Convertible Subordinated Notes
                               Due April 15, 2007

                            [ACT LOGO APPEARS HERE]

                               ----------------

                                   PROSPECTUS

                               ----------------

                                 August 4, 2000

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